SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:  Prudential plc Half Year 2009

Embargo: 07.00am Thursday 13 August 2009

PRUDENTIAL PLC HALF YEAR 2009 RESULTS

PRUDENTIAL DELIVERS STRONG PERFORMANCE IN CHALLENGING CONDITIONS

Capital & Dividend:

•	Improved and very strong Insurance Groups Directive ("IGD") capital surplus estimated at £3.0 billion at 31 July 2009 and £2.5 billion at 30 June 2009 (before any allowance for 2009 interim dividend)
•	2009 half year dividend increased by 5% to 6.29 pence per share

IFRS:

•	IFRS operating profit of £688 million up 6% *

Embedded Value:

•	New Business Profit of £691 million up 25% *
•	EEV Operating Profit of £1,246 million down 8% *

New Business:

•	Group EEV new business profit margin of 52% on an APE basis (2008: 38%) *
•	Group new business APE premiums of £1,321 million down 8% *

Mark Tucker, Group Chief Executive said:

"These results demonstrate a continuing strong performance by the Prudential Group in what remain challenging market conditions. As a result of the decision we took last year to focus on capital conservation and cash generation by concentrating on expanding sales in our most profitable product lines, we have been able to manage our investment in new business and improve our margins across the Group in the first six months of the year. Compared with the same period in 2008 our Group EEV New Business Profit increased 25 per cent to £691 million, and our Group IFRS statutory operating profit increased six per cent to £688 million.

Our Group EEV Operating Profit decreased eight per cent to £1,246 million. While our life businesses held their contribution at 2008 levels, market conditions held back the contribution from our asset management businesses and reduced income at Group level. Group new business APE premiums were £1,321 million, down eight per cent.

In Asia, New Business Profit was £277 million, down 4.2 per cent but this compares with a very strong first half in 2008. It is particularly encouraging that demand for higher margin protection products remains resilient in Asia, and we believe that our relative position in the region is continuing to strengthen.

Jackson, our US business, delivered total APE sales of £392 million in the first half of 2009, up 10 per cent on the first half of 2008. The company's retail sales were the highest in any first half in its history, as we continued to benefit from a flight to quality. Jackson's New Business Profit was £292 million, up 113 per cent.

Prudential UK had a strong first half relative to the market, with total APE sales of £376 million, down 14 per cent, and retail sales of £374 million, down eight per cent. These lower sales resulted in a reduction in EEV New Business Profit of five per cent to £122 million, with the underlying new business margin increasing to 32 per cent, demonstrating the success of our strategy of focusing on value over volume.

Despite the challenging market environment, our asset management businesses have continued to deliver record net inflows, capitalising on their leading market positions and history of strong investment performance. M&G continued to benefit from a combination of superior investment performance, diversified business mix and well-established distribution capabilities. These attributes helped M&G achieve an exceptionally strong first half, with net fund inflows of £8.6 billion up 254 per cent.

Our prudent but proactive approach enabled us to strengthen further our Group capital position and, at 30 June 2009, we had an estimated IGD surplus of £2.5 billion before any allowance for the interim dividend, up from £1.5 billion at the end of 2008. In addition, we completed a bond issue during July which will increase our IGD capital surplus by a further £0.5 billion to an estimated £3.0 billion.

In line with our sustainable dividend policy, we are pleased to announce an increase in the interim dividend of five per cent to 6.29 pence per share.

While we expect the business environment to remain difficult through the rest of 2009, Prudential is very well positioned to take advantage of any improvement in market conditions. Our Group-wide focus on long-term profitable growth remains unchanged and our combination of geographic diversification, advantaged distribution and flexible and full product range all mean we can focus on the most profitable opportunities, especially in the pre and post-retirement sector. Combined with our dynamic approach to risk management, this means we are well placed to continue to outperform over the economic and financial cycle.

I am immensely proud to have served as Chief Executive of Prudential. I leave knowing that we have an excellent management team in place across the Group and I am confident that Tidjane will continue to lead the Group from strength to strength."

ENDS

*2008 comparatives are at actual exchange rates (AER). In order to facilitate comparisons for the Group's current business amounts shown for 2009 and 2008, new business and profit related KPIs exclude those of the Taiwan agency business for which the sale process was completed in June 2009.

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	Matt Lilley	+44 (0)20 7548 2007
Sunita Patel	+44 (0)20 7548 2466	James Matthews	+44 (0)20 7548 3561
Tom Burns, Brunswick	+44 (0)20 7404 5959	Jessica Stalley	+44 (0)20 7548 3511

Notes to Editors:

1

In addition to the financial statements provided with this press release, additional financial schedules, including full details of the Group's investments, are available on the Group's website at  www.prudential.co.uk/prudential-plc/

2

The results in this announcement are prepared on two bases: International Financial Reporting Standards ('IFRS') and European Embedded Value ('EEV'). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of IFRS.

Period on period percentage increases are stated on an actual exchange rate basis.

3	Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.
4

Present value of new business premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

5

Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profit is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of disposal and results of the Taiwan agency business, for which the sale process was completed in June 2009. In addition for EEV basis results, operating profit excludes the effect of changes in economic assumptions and the time value of cost of options and guarantees, and the market value movement on core borrowings.

6

There will be a conference call today for wire services at 07.30am (BST) hosted by Mark Tucker, Group Chief Executive and Tidjane Thiam, Chief Financial Officer and Group Chief Executive-designate. Dial in telephone number: 020 8609 0793. Passcode: 797476#

7

A presentation to analysts will take place at 09.30am (BST) at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. An audio cast of the presentation and the presentation slides will be available on the Group's website,  www.prudential.co.uk/prudential-plc/

8	High resolution photographs are available to the media free of charge at www.newscast.co.uk on +44 (0) 207 608 1000 or by calling Sunita Patel on 020 7548 2466.
9	Total number of Prudential plc shares in issue as at 30 June 2009 was 2,523,718,245.
10	Financial Calendar 2009:

Third Quarter 2009 Interim Management Statement	28 October 2009

2009 Interim Dividend
Ex-dividend date	19 August 2009
Record date	21 August 2009
Payment of dividend	24 September 2009

11	About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £245 billion in assets under management (as at 30 June 2009). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

PRUDENTIAL PLC UNAUDITED HALF YEAR 2009 RESULTS

RESULTS SUMMARY

European Embedded Value (EEV) Basis Results*	Half year 2009 £m	Half year* 2008 £m	Full year* 2008 £m

Asian operations	417	486	1,239
US operations	503	360	593
UK operations:
UK insurance operations	433	504	1,081
M&G	102	146	286
Other income and expenditure	(195)	(131)	(302)
Restructuring costs	(14)	(15)	(32)
Operating profit based on longer-term investment returns*	1,246	1,350	2,865
Short-term fluctuations in investment returns	(707)	(1,868)	(4,967)
Mark to market value movements on core borrowings	(108)	171	656
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(71)	(98)	(14)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(384)	(100)	(398)
Profit on sale and results of Taiwan agency business	91	(90)	(248)
Profit (loss) before tax (including actual investment returns)	67	(635)	(2,106)
Shareholders' equity, excluding minority interests	£13.7bn	£14.0bn	£15.0bn

International Financial Reporting Standards (IFRS) Basis Results*

Statutory IFRS basis results	Half year 2009	Half year 2008	Full year 2008

Loss after tax attributable to equity holders of the Company	£(254)m	£(116)m	£(396)m
Basic earnings per share	(10.2)p	(4.7)p	(16.0)p
Shareholders' equity, excluding minority interests	£4.7bn	£5.6bn	£5.1bn

Supplementary IFRS basis information	Half year 2009 £m	Half year* 2008 £m	Full year* 2008 £m
Operating profit based on longer-term investment returns*	688	647	1,283
Short-term fluctuations in investment returns on shareholder-backed business	(80)	(617)	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(63)	(92)	(13)
Profit/(loss) before loss on sale and results of Taiwan agency business	545	(62)	(451)
Loss on sale and results of Taiwan agency business	(621)	(40)	1
Loss from continuing operations before tax attributable to shareholders	(76)	(102)	(450)

Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and minority interests)	20.5p	18.6p	39.9p

	Half year 2009	Half year 2008	Full year 2008
Dividends per share declared and paid in reporting period	12.91p	12.30p	18.29p

Dividends per share relating to reporting period	6.29p	5.99p	18.90p

Funds under management	£245bn	£256bn	£249bn

Insurance Groups Directive capital surplus (as adjusted)*	£2.5bn	£1.4bn	£1.5bn

*	Basis of preparation

Results bases

The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004. With the exception of the presentation of the results for the Taiwan agency business, for which (as described below) the sale process was completed in June 2009, the basis of preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2008 results and financial statements.

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS alone does not, in Prudential's opinion, fully reflect the value of future profit streams.

Prudential considers that embedded value reporting provides investors with a measure of the future profit streams of the Group's long-term businesses and is a valuable supplement to statutory accounts.

Exchange translation

The comparative results have been prepared using previously reported exchange rates, except where otherwise stated.

Operating profit based on longer-term investment returns

Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits based on longer-term investment returns, after related tax and minority interests. These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors.

In half year 2009, as a result of the exceptional dislocated market conditions, the Group incurred non-recurrent costs of £216 million for hedging its Insurance Group's Directive (IGD) capital surplus. These costs have been shown separately from operating profit based on longer-term investment returns as part of short-term fluctuations in investment returns. After adjusting for related tax and minority interests, these amounts are included in the calculation of basic earnings per share.

Also, in June 2009 the Group completed the previously announced sale of its Taiwan agency business. In order to facilitate comparisons of the Group's businesses, the effect of disposal and the results of the Taiwan agency business are shown separately from operating profit based on longer-term investment returns. The presentation of the comparative results for half year and full year 2008 has been adjusted accordingly as described in notes 12 and G of the EEV and IFRS financial statements.

Insurance Groups Directive capital surplus (as adjusted)

The estimated surpluses shown for half year 2009 and half year 2008 are before allowing for the interim dividends for 2009 and 2008. The surplus for full year 2008 of £1.5 billion is determined as the estimate provided with the year end results of £1.4 billion (i.e. before allowing for the 2008 final dividend) plus final adjustments of £0.1 billion included with the filing to the Financial Services Authority (FSA) in April 2009 and before the benefit of £0.3 billion allowed by the FSA in February 2009, for a portion of the shareholders' interest in the future transfers from the PAC with-profits fund. Due to a change in the tax applied to this benefit since February 2009, it is estimated at £0.4 billion at 30 June, 2009, up £ 0.1 billion from the £0.3 billion estimate in February 2009.

BUSINESS REVIEW

GROUP CHIEF EXECUTIVE'S REVIEW

Introduction

I am pleased to report that in the first half of the year Prudential has delivered a strong performance across the Group despite economic and financial conditions that remained challenging, and at the same time strengthened an already robust capital position.

We continue to focus on our retirement-led strategy in our chosen markets, maximising sales of our most profitable products with an emphasis on conserving capital, focusing investment onto the most value enhancing opportunities available and improving margins across the Group.

During the first six months of the year we remained committed to strengthening our core capabilities through continued product innovation, targeted brand investment and recruiting the best talent. We also continue to invest cautiously for the future, strengthening our competitive position.

Management succession

Before providing an overview of our performance for the first half of the year, I would like to comment briefly on our management succession. Following the announcement on 19 March of my decision to leave Prudential at the end of September 2009, when Tidjane Thiam becomes Group Chief Executive, we have been working closely to ensure a smooth transition. I am delighted to be handing over to a successor as capable and committed as Tidjane, and to leave the Group with one of the strongest management teams in the industry.

In April we announced that Nicolaos ("Nic") Nicandrou will be joining the Group in October to succeed Tidjane as Chief Financial Officer. Nic joins us from Aviva, where he has worked in a number of senior finance roles, including Finance Director of Norwich Union Life. Nic's experience, technical expertise and leadership qualities make him an excellent successor to Tidjane as Chief Financial Officer.

In early July we announced the appointment of Rob Devey as Chief Executive, Prudential UK and Europe in succession to Nick Prettejohn who will be leaving the Group in September this year. Nick has made an outstanding contribution during his tenure, leading the development and implementation of a highly effective strategy that has dramatically improved the performance and profitability of the UK business.

Rob will join us from Lloyds Banking Group, where he has held senior roles in both insurance and retail banking, including Managing Director, Direct Channels UK Retail Banking. I am sure that Rob's track record of success will make him a strong leader of our UK business.

The critical importance that we attach to risk and capital management was underlined in April 2009, when we announced the appointment of Thibaut Le Maire as Group Chief Risk Officer (CRO) with effect from July. Thibaut is a member of the Group Executive Committee (GEC). He currently reports directly to Tidjane and will continue to do so when Tidjane becomes Group Chief Executive. Thibaut joins Prudential from Société Générale where he was a Managing Director and Head of Insurance Europe in the Financial Institutions Group.

Group Performance

Turning to our financial results, as I have already commented we have delivered a strong performance in an economic and financial environment that continues to be challenging.

 International Financial Reporting Standards (IFRS) operating profit before tax from continuing operations after restructuring costs increased by six per cent over the first half of 2008 to £688 million. The increase was driven primarily by a strong underlying operating performance in Asia demonstrating our commitment to write profitable business, together with a one-off benefit from a regulatory change in Malaysia. UK operating profits also improved on the first half of 2008, with the total increase being offset by a reduction in the US operating profit, lower asset management profits and reduced investment income on central funds, all of which were influenced by external market factors.

Group operating profit before tax from continuing operations based on longer term investment returns, on the European Embedded Value (EEV) basis, was £1,246 million. This represents a decline of eight per cent on the same period in 2008. Our life businesses held their contribution at 2008 levels. However, market conditions held back the contribution from our asset management businesses and reduced income at Group level.

New business profit increased by 25 per cent to £691 million, while new business sales on an APE basis decreased by eight per cent to £1,321 million. This demonstrates our continued focus on value over volume with more sales of products with higher Internal Rates of Return (IRRs) and shorter payback periods. This is particularly evident through the performance of our US business in the first half of 2009.

Our asset management businesses have continued to record exceptionally strong inflows, with M&G achieving record net inflows of £8.6 billion in the first half of 2009. In Asia, our asset management business recorded net inflows of £1.5 billion. Overall, operating profit in the Group's asset management operations fell by £56 million to £125 million, primarily reflecting the decline in equity markets compared with twelve months ago.

The holding company cash flow position remained healthy, in spite of the challenging environment. We are pleased to have succeeded in remaining cash flow positive, with an underlying cash flow of £22 million generated at the holding company level during the half year.

More importantly, we strengthened our already robust Group capital position. Using the regulatory measure of the Insurance Groups Directive (IGD), the Group's capital surplus was estimated at £2.5 billion at 30 June 2009 (before any allowance for the 2009 interim dividend), an increase of £1 billion over the year end, giving us an estimated solvency ratio of 237 per cent. In July 2009 the Group issued a bond of US$750 million, and we estimate that this transaction will further boost our IGD capital surplus by £0.5 billion to £3.0 billion.

Our balance sheet also remains robust, with shareholders' funds at the half year on an EEV basis standing at £13.7 billion (2008 year end £15.0 billion).

Given the strong financial position of the Group, the Board has agreed an increase of five per cent in the interim dividend to 6.29 pence per share. The Board remains committed to a sustainable dividend policy, with the level of dividend determined after taking into account the Group's financial requirements, including opportunities to invest in the business at attractive returns. As previously stated, the Board believes that in the medium term a dividend cover of around two times is appropriate, based on post-tax IFRS operating profit from continuing operations.

Our Strategy

Our strategy of capturing long-term growth opportunities in the pre- and post-retirement market remains unchanged. It is founded on being both highly international and very selective in the markets and products in which we compete. We maintain an internationally diverse portfolio of businesses, operating in countries that are at different stages of economic development, but which all present us with the opportunity to create a market-leading platform and sustainable long-term profitable growth.

Of course, none of our markets is unaffected by the recent turmoil in the global financial sector. Our decision to focus our investment and expansion primarily on the Asian region in recent years continues to be vindicated, with our IFRS operating profits from long-term business in Asia rising significantly during the half year. Going forward, Asia's increasing mass affluence and positive demographics will remain powerful drivers of profitable growth for the Group.

The US remains the world's largest retirement market, where Jackson is in a very strong position.

In the UK, as in the USA, the retirement and near-retirement population will represent the fastest growing and most profitable segment of the market over the next decade. Our aim is to continue to participate selectively to optimise overall Group returns on capital employed.

In each market, we benefit from an operating model that enables our businesses to stay close to their customers when formulating product and distribution strategies, while taking a consistent and disciplined Group-wide approach to managing risk, capital and cash.

We continue to tailor our franchise in our various businesses to match differing customer needs in our chosen markets worldwide. The recent difficult market conditions have underlined the value of this approach, with our brands visibly benefiting from a 'flight to quality'.

Product Strategy

The need to fund retirement savings and provide for income in retirement will continue into the future, making our revenue streams highly resilient. In each of our businesses, we aim to offer a suite of products that delivers good value and meets the needs of our target customers, while also optimising our cash and capital consumption and limiting our exposure to the economic cycle.

Our product strategy in the first half of 2009 has continued to focus on generating cash by maximising the sales of our most profitable products. We have delivered against this plan, increasing our new business profit and margins compared with the first half of 2008, while reducing investment in new business.

The economic climate in Asia has remained challenging, with volatile equity markets and fears of rising unemployment. Regular premium and higher-margin protection business has remained resilient, while single premium business has decreased sharply. We adjusted our sales efforts and product mix accordingly during the first half and we believe we outperformed our competitors with satisfactory sales of good quality new business.

In the US, the continued volatility in the equity markets has seen customers seek to limit their risks by buying fixed annuities, fixed index annuities or variable annuities with guaranteed living benefits. Jackson has responded very well to these changes, and as a result has benefited across all its annuity product lines. Total APE sales rose by 10 per cent over the first half of 2008 on an AER basis to their highest ever level, although this was aided by the strong US dollar during the period. Jackson's first half 2009 retail sales at CER were also very strong, the highest in the company's history.

Prudential UK's continued focus on balancing new business with capital conservation and cash generation while maintaining margins, has driven a strong relative performance in difficult market conditions. Sales of with-profits bonds continued to grow, offset by lower sales of individual annuities, offshore bonds and corporate pensions. We also saw strong growth in PruFund sales, as consumers increasingly looked for a more cautious investment approach. Customers also responded positively to the launch of our new Income Choice Annuity, which allows them to choose an income between a defined maximum and minimum level, and re-set these levels every two years.

Despite the challenging market environment, our asset management businesses have continued to capitalise on their leading market positions and history of strong investment performance to deliver record net inflows.

M&G continued to benefit from a combination of superior investment performance, diversified business mix and well-established distribution capabilities. These attributes have helped M&G achieve an exceptionally strong first half, with net fund inflows surging to unprecedented levels - more than three times those in the same period in 2008 - at a time when many asset managers were continuing to suffer net redemptions.

The asset management business in Asia continued to be affected by market volatility, and remained focused on maintaining profitability across our internal Life client and third party client segments.

Risk and Capital Management

We remain cautious on the economic outlook, and maintain our habitual prudent and proactive approach to risk and capital in the first half of 2009, focusing on building our capital base and strengthening our already robust IGD surplus.

A number of recent transactions demonstrate our commitment to increasing our capital strength. In February 2009 we announced the transfer of the assets and liabilities of our agency distribution business and agency force in Taiwan to China Life of Taiwan. On completion in June 2009, the transfer boosted our IGD capital surplus by approximately £0.8 billion.

Also, in February 2009 the regulator allowed us to recognise £0.3 billion of the shareholders economic interest in the future transfers from the UK With-Profits Fund in our IGD capital surplus. Due to a tax change, this benefit was estimated to be worth £ 0.4 billion at the half year 2009. In addition, in May 2009 the Group completed a hybrid bond issue of £0.4 billion, strengthening further our IGD capital surplus. As a result of these actions, the Group's IGD capital surplus was estimated at £2.5 billion at 30 June 2009 (before any allowance for the 2009 interim dividend).

This was followed in July 2009 by a further transaction which saw the Group issue a bond of US$750 million, raised primarily from Asian retail investors. This transaction was heavily over-subscribed, demonstrating our ability to use our good name recognition in Asia to access the recently-reopened Asian retail market. We estimate this transaction will further boost our IGD capital surplus by £0.5 billion to £3.0 billion.

Outlook

We expect the business environment to remain difficult through the rest of 2009. However, the global economy will ultimately rebound.

Given this scenario, we shall maintain our defensive and prudent stance, focusing on balancing new business with cash generation, while making it our absolute priority to ensure that our balance sheet and capital position remain robust and that new business is written only on terms that increase shareholder value. Simultaneously, we will continue to invest for the upturn, strengthening our core capabilities - particularly distribution - to take advantage of any improvement in market conditions.

I end my last half year report as Group Chief Executive by restating my firm belief that Prudential's strategic and financial strength will enable the Group to continue to outperform, both through the current economic cycle and also in the years to come. I leave with an excellent management team in place and I am sure that under Tidjane's leadership the Group will go from strength to strength. The overall long-term prospects for the Group remain very positive.

BUSINESS REVIEW

CFO OVERVIEW

In the first half of 2009 Prudential has continued to balance profitable growth, capital conservation and cash generation to both protect the Group's financial strength and preserve its long-term growth potential. We have focused on generating significant levels of sales of profitable and capital efficient products. Our results, as summarised below, show that we have achieved our dual objectives of higher profitability and lower levels of investment in new business at a time when market conditions remained challenging for the insurance industry. This highlights our focus on value over volume as we manage investment in new business to meet our capital management targets. In addition we have been able to strengthen our capital position and have continued to generate a positive Group holding company cash flow.

We expect the business environment to remain challenging throughout the rest of 2009. However, our long-term growth and profitability potential remains intact and we are well positioned to take advantage of opportunities in the pre and post-retirement market in our chosen geographies. We will continue to focus on balancing new business with cash generation and capital preservation and to manage risk in a prudent but proactive manner.

Performance and key metrics

	AER			CER		AER
	Half year	Half year		Half year		Full year
	2009	2008	Change	2008	Change	2008
	£m	£m	%	£m	%	£m
New business(1)
Annual premium equivalent (APE) sales	1,321	1,442	(8)	1,662	(21)	2,879
Present value of new business premiums (PVNBP)	9,657	10,636	(9)	12,436	(22)	21,729
EEV new business profit (NBP)	691	555	25	653	6	1,200
NBP margin (% APE)	52%	38%		39%		42%
NBP margin (% PVNBP)	7.2%	5.2%		5.3%		5.5%
EEV basis operating profit(1)
On long-term business(2)(3)	1,303	1,301	0	1,508	(14)	2,810
Total	1,246	1,350	(8)	1,561	(20)	2,865
Net investment flows	10,069	4,091	146	4,475	125	4,266
External funds under management	72,336	67,477	7	69,780	4	62,279
IFRS operating profit based on longer-term investment returns(1)(3)	688	647	6	746	(8)	1,283
Balance sheet and capital
EEV basis shareholders' funds	13.7bn	14.0bn	(2)	14.9bn	(8)	15.0bn
IFRS shareholders' funds	4.7bn	5.6bn	(16)	5.9bn	(20)	5.1bn
IGD capital surplus (as adjusted)(4)	2.5bn	1.4bn	79	n/a	n/a	1.5bn
Free surplus - investment in new business (5)	331m	350m	(5)	418m	(21)	806m
Holding company cash flow	22m	86m	(74)	n/a	n/a	54m

(1)	New business and operating profits exclude the results of the Taiwan agency business for which the sale process was completed in June 2009.
(2)	Long-term business profits after deducting Asia development expenses and before restructuring costs.
(3)

Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of disposal and results of the Taiwan agency business, for which the sale process was completed in June 2009. In addition for EEV basis results, operating profit excludes the effect of changes in economic assumptions and the time value of cost of options and guarantees, and the market value movement on core borrowings.

(4)

Insurance Groups Directive capital surplus (as adjusted). The estimated surpluses shown for half year 2009 and half year 2008 are before allowing for the interim dividends for 2009 and 2008. The surplus for full year 2008 of £1.5 billion was determined before allowing for the 2008 final dividend, after final adjustments of £0.1 billion included with the filing to the FSA in April 2009 and before the benefit previously disclosed of £0.3 billion allowed by the FSA in February 2009, for a portion of the shareholders' interest in the future transfers from the PAC with-profits fund. This benefit was estimated to be worth £ 0.4 billion at the half year 2009, due to a change in the tax applied.

(5)	Free surplus - investment in new business- represents EEV net worth strain together with EEV required capital to support the new business acquired.

In this review, comparisons of financial performance are on an actual exchange rate (AER) basis, unless otherwise stated.

In a more difficult economic and market environment, there has been downward pressure on our operating earnings. The performance achieved this first half highlights the resilience and strength of our business model throughout our geographies.

Total EEV basis operating profits based on longer term investment returns of £1,246 million were down eight per cent from half year 2008.

The EEV operating profit for long-term business was flat at £1,303 million as the effects of strong new business profit (up by £136 million to £691 million) driven by the US were offset by a reduction in the contribution from in-force business (down by £134 million to £612 million) due primarily to the impact of strengthening operating assumptions for persistency in Asia and lower unwind of discount on in-force business in the UK. The Group EEV operating profit was also held back by the negative impact of lower asset values due to market conditions on the contribution from the asset management businesses (down £56 million to £125 million) despite significant inflows reflective of the investment performance delivered by our businesses. There was also a negative impact on Group EEV operating profit from other income and expenditure due to the non-recurrence in 2009 of one-off items for a net amount of £19 million in the half year 2008 results and lower returns earned on central funds (lower by £32 million to £6 million).

The total EEV profit before tax for half year 2009 of £67 million compares to a loss of £635 million for half year 2008. The impact of market conditions has remained negative but less so than in 2008 with a reduced aggregate impact of short-term fluctuations in investment returns, changes in economic assumptions, and other recurring categories of volatile short-term profitability.

The short-term fluctuations in investment returns include a one-off £216 million cost arising from the hedge temporarily put in place  during the first quarter, to protect the Group IGD capital surplus in the light of exceptional market conditions. During the extreme equity market conditions experienced in the first quarter of 2009, with historically high equity volatilities, the Group entered into exceptional overlay short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to our regular operational hedging programmes. The vast majority of the costs related to the hedge have been incurred in the first half 2009, with £216 million being included in the profit and loss account in this period. At 30 June 2009 the Group held equity options for this potential exposure with a remaining fair value of £36 million. We fully anticipate that these options will be held to their expiration, with all options expiring before the end of 2009.

Since the beginning of the year, management actions have led to a very material increase in the Group's IGD surplus position to £3.0 billion including the net proceeds of the Tier 1 hybrid debt issued in July. As a result and as planned, such exceptional hedging will not be renewed. Among those management actions, it is worth noting the repayment of £249 million of senior debt, the issuance of £400 million of subordinated debt in May, and the raising of an additional US dollar $750 million (c£455 million) of hybrid debt in July, the cost of which compares favourably with that of the one-off exceptional hedging.

Our IFRS operating profit has increased by six per cent to £688 million. This was due to higher profits from the Life businesses in Asia and the UK offset by (i) lower asset management profits due to difficult market conditions and (ii) a difference of negative £69 million in other income and expenditure mainly due to lower returns earned on central funds and the non-recurrence of net positive one-off items for the half year 2008 results. In the UK operating profits for our long-term business increased by £31 million to £303 million. Operating profits increased in Asia by £137 million of which £74 million was due to a combination of higher insurance margin, lower new business strain and foreign exchange and the remaining £63 million was due to a one-off benefit arising from a regulatory change in Malaysia.

The total IFRS profit before disposal of Taiwan agency business was £545 million in the first half of 2009, significantly higher than for the first half of 2008 (loss of £62 million) reflecting increased operating profits and more favourable short-term fluctuations partially offset by a charge for the costs of hedging the Group IGD capital surplus. Total loss before tax on the IFRS basis was £76 million in the first half of 2009 as a result of the disposal of the Taiwan agency business which was completed in June 2009.

Our IGD surplus at 30 June 2009 is estimated to be £2.5 billion, before allowing for the 2009 interim dividend, an increase of £1.0 billion from the finalised figure at 31 December 2008 of £1.5 billion (before any allowance for the final dividend). This increase includes the benefit in 2009 of £0.8 billion arising from the sale of the Taiwan agency business and £0.4 billion arising from new hybrid debt issued by the Group in May 2009 partially offset by the impact of impairments over the first half for the year of negative £0.3 million. In July 2009 the IGD surplus was increased further by the raising of a further US dollar $750 million (c£455 million) of hybrid debt and we estimate it at £3.0 billion at July 31, 2009.

Jackson's gross unrealised losses reduced by £1.0 billion during the first half of 2009 to £2.2 billion at 30 June 2009. The change reflects the benefits of some normalisation of the credit markets.

In the volatile economic environment experienced during the first half of 2009, we maintained our strong focus on risk, capital and cash management. We have also been able to continue to be cash flow positive at the holding company level, with a positive contribution of £22 million.

EEV RESULTS

EEV basis operating profit

	AER			CER
	Half year	Half year		Half year
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
Insurance business
Asia	401	460	(13)	554	(28)
US	501	354	42	468	7
UK	406	490	(17)	490	(17)
Development expenses	(5)	(3)	(67)	(4)	(25)
Long-term business profit	1,303	1,301	0	1,508	(14)
UK general insurance commission	27	14	93	14	93
Asset management business:
M&G	102	146	(30)	146	(30)
Asia asset management	21	29	(28)	36	(42)
Curian	(3)	0	-	0	-
US broker dealer and asset management	5	6	(17)	8	(38)
	1,455	1,496	(3)	1,712	(15)
Other income and expenditure	(195)	(131)	(49)	(136)	(43)
Restructuring costs	(14)	(15)	7	(15)	7
Total EEV basis operating profit	1,246	1,350	(8)	1,561	(20)

To 30 June 2009, Prudential Group's total EEV basis operating profit based on longer-term investment returns was £1,246 million, down eight per cent from half year 2008.

The Group generated long-term profits of £1,303 million, comprising new business profits of £691 million (2008: £555 million), in-force profits of £617 million (2008: £749 million) and development expenses of £5 million (2008: £3 million). New business profits, at £691 million, were 25 per cent higher than in 2008 on an AER basis, as higher margins in all businesses, particularly the US, were slightly offset by reduced sales volumes year on year. The average Group new business profit margin was 52 per cent (2008: 38 per cent) on an APE basis and seven per cent (2008: five per cent) on a PVNBP basis. This rise reflects increased average margins across the businesses as we concentrated on maximising sales of our most profitable products. In-force profits decreased by 18 per cent on 2008 to £617 million, due primarily to adverse persistency on investment related products in Asia mostly due to premium holidays in Korea, Hong Kong and Singapore and lower unwind of discount on in-force business in the UK.

Operating profit from the asset management business decreased to £125 million, down 31 per cent from £181 million in 2008, reflecting reduced market levels in the first half of 2009 compared to 2008.

Other income and expenditure totalled a net expense of £195 million compared with £131 million in 2008, a difference of negative £64 million of which £19 million was due to the net impact of (i) the non-recurrence in 2009 of a positive one-off 2008 item of £47 million of profit on the sale of a seed capital investment in an Indian mutual fund and (ii) a £28 million saving on project costs against last year. The balance of £45 million principally related to lower interest received on central shareholders' funds as a result of falling interest rates.

EEV basis profit after tax and minority interests

	AER
	Half year	Half year
	2009	2008
	£m	£m
EEV basis operating profit based on longer-term investment returns	1,246	1,350
Short-term fluctuations in investment returns
- Insurance operations	(566)	(1,711)
- IGD hedge costs	(216)	-
- Other operations	75	(157)
	(707)	(1,868)
Mark to market value movements on core borrowings	(108)	171
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(71)	(98)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(384)	(100)
Profit on sale and results of Taiwan agency business	91	(90)
Profit (loss) before tax	67	(635)
Tax	(52)	162
Minority interests	(1)	(2)
Profit (Loss) for the period after minority interests	14	(475)

Short-term fluctuations in investment returns

In our calculation of EEV operating profit, we use longer-term investment return assumptions rather than actual investment returns achieved. Short-term fluctuations represent the difference between the actual investment return and the unwind of discount on the value of in-force business and expected returns on net worth.

Short-term fluctuations in investment returns for insurance operations of negative £566 million comprise a positive £101 million for Asia, negative £304 million for our US operations and negative £363 million in the UK.

For our Asian business, short-term fluctuations of positive £101 million, reflected the effect of strong equity market performance across the region offset by the impact of negative bond returns, particularly in Hong Kong, Malaysia and Singapore.

For our US business, short-term fluctuations in investment returns were negative £304 million (versus negative £297 million in 2008), primarily arising from a negative £287 million for the difference between the actual investment returns and the assumed long-term investment returns included in operating profit in respect of fixed income securities and related swap transactions. The balance is the combination of (i) negative £75 million for equity type investments and other items, in respect of the difference between actual investment returns and longer-term returns, and (ii) a positive £58 million resulting from the capitalisation of changes in the expectations of future profitability on variable annuity business in force, due to the return on the actual variable investment account ("separate account") being in excess of the long-term return reported within operating profit, offset by the impact of the associated hedging position.

For our UK business, the short-term fluctuations in investment returns were negative £363 million, including negative £270 million relating to with-profits business, reflecting the difference between the negative 1 per cent actual investment return for the with-profits life fund and the long-term assumed return for the half year of 3.3 per cent and negative £60 million relating to shareholder-backed annuity business, primarily representing the unrealised loss on surplus assets.

As indicated earlier, the £216 million cost related to the exceptional IGD hedge has been included in short-term fluctuations.

For other operations the positive £75 million mainly comprises unrealised value movements of £69 million on swaps held centrally to manage Group assets and liabilities.

Mark-to-market movement on core borrowings

The mark-to-market movement on core borrowings was a negative £108 million, reflecting a narrowing of credit spreads applied to the market value of the debt.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of a negative £71 million reflects the effects of changes in economic assumptions, the shortfall of market returns over the long-term assumption, and change to provision for deficit funding obligation.

Effect of changes in economic assumptions and time value of cost of options and guarantees

The effect of changes in economic assumptions and time value of cost of options and guarantees of negative £384 million comprises negative £410 million for the effect of changes in economic assumptions partially offset by positive £26 million for the change in the time value of cost of options and guarantees arising from changes in economic factors. In our Asian business, economic assumption changes were negative £86 million primarily driven by increases in risk discount rates across a number of territories. In our US business, economic assumption changes were negative £60 million, primarily reflecting an increase in the risk discount rates following an increase in the US 10-year Treasury rate, partially offset by the effect of an increase in the separate account return assumption. In our UK business, economic assumption changes were negative £264 million, £159 million of this change arises in shareholder-backed annuity business and £105 million relates to with-profits and other business.

Profit on sale and results of Taiwan agency business

In June 2009, the Group completed the sale of our Taiwan agency business. The half year 2009 result of £91 million reflects the profit on sale. The half year 2008 loss of £90 million is the total result for the business, including short-term fluctuations in investment returns.

Effective tax rates

The effective tax rate at an operating tax level was 29 per cent (HY 2008:28 per cent), primarily due to a lower tax rate in Asia. The effective tax rate at a total EEV level was 78 per cent (HY 2008: 26 per cent) on a profit of £67 million, primarily reflecting a reduction in the deferred tax credit relating to Jackson losses on fixed income securities.

IFRS RESULTS

IFRS basis operating profit based on longer-term investment returns

		AER		CER
	Half year	Half year		Half year
	2009	2008	Change	2008	Change
	£m	£m	%	£m	%
Insurance business:
Long-term business
Asia	212	75	183	92	130
US	217	232	(6)	307	(30)
UK	303	272	11	272	11
Development expenses	(5)	(3)	(67)	(4)	(25)
Long-term business profit	727	576	26	667	9
UK general insurance commission	27	14	93	14	93
Asset management business:
M&G	102	146	(30)	146	(30)
Asia asset management	21	29	(28)	36	(42)
Curian	(3)	0	-	0	-
US broker-dealer and asset management	5	6	(17)	7	(29)
	152	195	(22)	203	(25)
Other income and expenditure	(179)	(110)	(63)	(110)	(63)
Restructuring costs	(12)	(14)	14	(14)	14
Total IFRS basis operating profit based on longer-term investment returns	688	647	6	746	(8)

Group operating profit before tax based on longer-term investment returns on the IFRS basis after restructuring costs was £688 million, an increase of six per cent on 2008.

In Asia, IFRS operating profit for long-term business increased from £75 million in 2008 to £212 million in 2009, £63 million of this increase is due to a one-off release of reserves in the Malaysian life operations. This release has been determined after assessing the measurement basis for liabilities for policyholders, following the implementation of a Risk Based Capital regime by the Malaysian regulatory authorities. Excluding this item, Asia delivered a strong underlying operating performance resulting in an increase of £74 million to £149 million from £75 million at half year 2008. Our more mature markets of Malaysia, Hong Kong and Singapore together with Indonesia continue to record increases in operating profit. In Indonesia, the results increased from £24 million to £42 million, reflecting the strong underlying growth of the business and the low level of new business strain in the territory. In Malaysia, IFRS operating profit of £32 million excluding the one-off credit was up 68 per cent on 2008, driven mainly by the growth in the in-force business, reductions in new business capital strain and positive sales and claims expenses. Hong Kong recorded an increased operating profit up 56 per cent to £25 million, due mainly to lower new business strain from lower sales, higher participating fund bonuses and positive claims variances. Singapore saw a slight increase in operating profit to £51 million mainly as a result of foreign exchange movements. Whilst Japan, Korea and our remaining business in Taiwan (excluding the Taiwan agency business) posted operating losses, these were all lower than for the same period in 2008.

In the US, the long-term business operating profit was down by six per cent on 2008 to £217 million in the first half of 2009, primarily as a result of lower separate account fee income, lower spread income and higher hedging costs reflecting equity market and interest rate falls. These falls were offset by the effect of favourable exchange rate movements and a related reduction in DAC amortisation.

In our UK business, the long-term business IFRS operating profit of £303 million increased by 11 per cent reflecting a 39 per cent growth from the shareholder-backed annuity business, partially offset by lower contribution from the with-profits business of £147 million from £198 million in 2008. The lower profit from the with-profit business reflected the impact of rate reductions in the February 2009 bonus declaration made in response to recent volatile investment performance. Profit from UK general insurance commission increased to £27 million in the first half of 2009 from £14 million in 2008. As a result, the total IFRS operating profit increased by 15 per cent in the first half of 2009 to £330 million.

M&G's operating profit for the first half of 2009 was £102 million, a decrease of 30 per cent over 2008. This reflects the relative levels of equity markets between 2008 and 2009 with the FTSE All Share being on average 31 per cent lower than in 2008.

The Asian asset management operations reported operating profits of £21 million, down by 28 per cent on 2008, largely as a result of lower average Funds Under Management (FUM), change in asset mix and a one-off loss of £6 million in India.

The increase of £69 million in other income and expenditure to negative £179 million primarily reflects a reduction in the earned return on central funds of £32 million and the non-recurrence of one-off items of positive £19 million in 2008.

Since last year we have improved the way in which we analyse our results by classifying pre-tax operating profits from our life businesses into five distinct areas reflecting the specific nature of each profit stream:

•	Investment spread,
•	Asset management fees,
•	Profits derived from taking on insurance risk,
•	Shareholder transfers from the Group's with-profits funds,
•	Net expense margin (defined as operating expenses and DAC amortisation charged to operating profit net of relevant expense charges and loadings)

We believe that this approach provides a better understanding of the underlying trends in our markets and a simpler and more effective framework to present our results.

IFRS basis results - Analysis of life insurance pre-tax IFRS operating profit based on longer-term investment returns by driver

		AER	CER
	Half Year 2009	Half Year 2008	Half Year 2008
	£m	£m	£m
Investment spread	514	422	512
Asset management fees	203	221	274
Net expense margin	(209)	(249)	(294)
DAC amortisation (Jackson only)	(160)	(165)	(218)
Net insurance margin	217	127	155
With-profits business	158	210	214
Non-recurrent release of reserves for Malaysian life operation	63	-	-
Other	(59)	10	24
Total	727	576	667

Investment spread has increased by £92 million to £514 million for the first half of 2009. This has been driven by an increase in our UK investment spread income of £40 million principally arising from UK shareholder-backed annuity business reflecting both our disciplined approach to annuity pricing and the higher returns arising from increased shareholder assets. The balance arises primarily from favourable exchange rate movements offsetting the fall in spread income in Asia and the US.

Asset management fees have fallen by eight per cent to £203 million in 2009 with lower fee income earned as a result of falling asset values being offset by favourable exchange rate movements.

The net expense margin represents expenses net of relevant charges and loadings and has improved by 16 per cent on an AER basis to a net expense of £209 million in 2009. This benefit arises predominantly as a result of lower new business strain in Asia primarily reflecting lower new business volumes and the non-recurrence of one-off expenses incurred in the UK.

Net insurance margin has increased by 71 per cent, reflecting strong growth in the Asian in-force book and positive claims experience in the US.

Profits from with-profits business were £158 million in the first half of 2009 compared with £210 million in the same period in 2008, reflecting lower bonus rates as a result of market falls.

2009 includes a £63 million one-off credit arising from the release of regulatory reserves in Malaysia following a change in reserving basis with the introduction of a Risk Based Capital approach.

Other of negative £59 million is primarily as a result of increased hedging costs in the US.

IFRS basis profit after tax

	AER	AER
	Half year 2009	Half year 2008
	£m	£m
Operating profit based on longer-term investment returns	688	647
Short-term fluctuations in investment returns
- Insurance operations	61	(460)
- IGD hedge costs	(216)	-
- Other operations	75	(157)
	(80)	(617)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(63)	(92)
Profit/(loss) before loss on sale and results of Taiwan agency business	545	(62)
Loss on sale and results of Taiwan agency business	(621)	(40)
Loss before tax from continuing operations attributable to shareholders	(76)	(102)
Tax	(182)	(12)
Minority interests	4	(2)
Loss for the period attributable to equity holders of the Company	(254)	(116)

The total profit before disposal of Taiwan agency business was £545 million in the first half of 2009, significantly higher than for the first half of 2008 (loss of £62 million). The improvement reflects the increase in operating profit based on longer-term investment returns and more favourable short-term fluctuations in investment returns partially offset by a charge for the costs of hedging the Group IGD capital surplus. The total loss before tax on the IFRS basis was £76 million in the first half of 2009, compared with a loss of £102 million for the first half of 2008, as a result of disposal of the Taiwan agency business which was completed in June 2009.

In calculating the IFRS operating profit, we use longer-term investment return assumptions rather than actual investment returns achieved. The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

IFRS Short-term fluctuations in investment returns

Short-term fluctuations in investment returns for our insurance operations of £61 million comprises negative £41 million for Asia, positive £165 million for US operations and negative £63 million in the UK.

The negative short-term fluctuations of £41 million for our Asian operations primarily reflect the unrealised losses on the shareholder debt portfolio.

The positive short-term fluctuations of £165 million for our US operations primarily comprises £339 million for market value movements on the free standing derivatives used to manage the fixed annuity and other general account business, negative £247 million in respect of debt securities, and positive £73 million of other items. The negative £247 million for debt securities reflects the levels of realised gains and losses in excess of the allowance for longer-term defaults and amortisation of interest-related gains included in the operating result.

The negative short-term fluctuations of £63 million for our UK operations reflect principally value movements on the assets backing the capital of the shareholder-backed annuity business.

Short-term fluctuations for other operations, in addition to the previously discussed IGD hedge costs of £216 million, were £75 million positive, primarily comprised of unrealised value movements of £69 million on swaps held centrally to manage Group assets and liabilities.

Sale of Taiwan agency business

On 20 February 2009 we announced our agreement to transfer the assets and liabilities of the agency distribution business in Taiwan, including the capital consuming in-force book, to China Life Insurance Limited (Taiwan). We completed the transaction on 19 June 2009 following regulatory approval being given on that day. The transfer has resulted in a one-off negative pre-tax impact of £621 million.  After allowing for tax, and other adjustments, the effect on shareholders' equity was £607 million. In the February announcement we estimated the one off impact to the IFRS shareholder's equity to be £595 million. The difference of £12 million reflects a number of minor adjustments. The overall size of loss reflects the carrying value of the IFRS equity of the business as applied in the calculation of the loss on sale and the application of 'grandfathered' US GAAP under IFRS 4 for insurance assets and liabilities. US GAAP does not and is not designed to include the costs of holding economic capital to support the legacy interest rate guaranteed products, as recognised under the Company's supplementary reporting basis under European Embedded Value principles. The loss on sale reflects this element of the economic value. Separately, it is to be noted that under IFRS there is no recognition of the enhanced IGD capital surplus position arising on completion.

Effective tax rates

The effective rate of tax on operating profits, based on longer-term investment returns, was 26 per cent (HY 2008: 29 per cent). The effective rate of tax at the total IFRS profit level for continuing operations was 239 per cent (HY 2008: 12 per cent) due to the loss on the disposal of the Taiwan agency business receiving no tax benefit.

EARNINGS AND DIVIDEND PER SHARE

Earnings per share

	Half Year 2009	Half year 2008
	pence	pence
Basic EPS based on operating profit after tax and minority interest
EEV	35.4	39.2
IFRS	20.5	18.6
Basic EPS based on total profit/(loss) after minority interests
EEV	0.6	(19.3)
IFRS	(10.2)	(4.7)

Dividend per share

The Board has agreed an interim dividend of 6.29 pence per share to be paid on 24 September 2009 to shareholders on the register at the close of business on 21 August 2009. The interim dividend for 2008 was 5.99 pence per share.

The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account our Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

MOVEMENT ON SHAREHOLDERS' FUNDS

	EEV			IFRS
	Half year 2009	Half year 2008	Full year 2008	Half year 2009	Half year 2008	Full year 2008
	£m	AER £m	AER £m	£m	AER £m	AER £m
Operating profit based on longer-term investment returns	1,246	1,350	2,865	688	647	1,283
Items excluded from operating profit	(1,179)	(1,985)	(4,971)	(764)	(749)	(1,733)
Total profit (loss) before tax	67	(635)	(2,106)	(76)	(102)	(450)
Tax and minority interest	(53)	160	768	(178)	(14)	54
Profit (loss) for the period	14	(475)	(1,338)	(254)	(116)	(396)
Exchange movements, net of related tax	(1,104)	49	2,129	(298)	46	510
Unrealised gains and losses on Jackson securities classified as available for sale(1)	-	-	-	423	(285)	(831)
Dividends	(322)	(304)	(453)	(322)	(304)	(453)
New share capital subscribed	96	137	170	96	137	170
Other	80	(30)	(152)	17	12	(4)
Net increase (decrease) in shareholders' funds	(1,236)	(623)	356	(338)	(510)	(1,004)
Shareholders' funds at beginning of period	14,956	14,600	14,600	5,058	6,062	6,062
Shareholders' funds at end of period	13,720	13,977	14,956	4,720	5,552	5,058
Comprising
Long-term business (2)
Free surplus	1,365	1,143	447
Required capital (2)	2,799	3,117	4,117
Net worth	4,164	4,260	4,564
Value of in-force	9,510	9,025	9,958
Total	13,674	13,285	14,522
Other business	46	692	434
Total	13,720	13,977	14,956

(1)	Net of related change to deferred acquisition costs and tax
(2)

The reduction in required capital from £4,117 million at 31 December 2008 to £2,799 million at 30 June 2009, principally reflects the sale of the Taiwan agency business. Detailed explanations of the movements in the component elements of the EEV shareholders' funds are shown in the 'Movement in Shareholder's Equity Statement' of the EEV financial statements.

EEV

On an EEV basis, which recognises the shareholders' interest in long-term business, shareholder funds at 30 June 2009 were £13.7 billion, a decrease of £1.3 billion from the 2008 year-end level. This reduced level of shareholders' funds reflects the profit after tax of £14 million, the adverse effects of exchange movements of £1.1 billion, dividend payments of £0.3 billion, which are partially offset by new share capital subscribed of £0.1 billion.

The shareholders' funds at the end of first half of 2009 relating to long-term business of £13.7 billion comprise £5.2 billion for our Asian long-term business operations, £3.8 billion for our US long-term business operations and £4.7 billion for the UK long-term business operations.

At the half year, the embedded value for our Asian long-term business operations was £5.2 billion. The embedded value for the established markets of Hong Kong, Singapore and Malaysia was £3.7 billion. There is also substantial embedded value in Korea (£286 million), Indonesia (£376 million) and Vietnam (£222 million).

For Prudential's other Asian markets, following the sale of the Taiwan agency business, the embedded value was £577 million in aggregate.

IFRS

Statutory IFRS basis shareholders' funds at 30 June 2009 were £4.7 billion. This compares to the £5.1 billion at 31 December 2008, a decrease of £0.4 billion.

The movement reflects the loss for the year after tax of £0.3 billion, exchange translation losses, principally on Jackson of £0.3 billion and dividend payments of £0.3 billion offset by the positive effect of a reduction in the level of net unrealised losses on Jackson's debt securities of £0.4 billion and other items of £0.1 billion.

The decline in the net unrealised losses of Jackson (net of DAC and tax) during 2009 was £ 0.4 billion. This reduction reflects the benefits of some normalisation in credit markets with spread tightening.  Also, with markets for structured securities reverting to being more active in the period to 30 June 2009, nearly all the structured securities which had been valued at 31 December 2008 using internal valuation models due to inactive and illiquid markets, have now been valued based on external quotations.

FREE SURPLUS AND HOLDING COMPANY CASH FLOW

Free Surplus Generation

Sources and uses of free surplus generation from the Group's life and asset management operations

Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital movements, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other one-off items.

For asset management operations we have defined free surplus generation to be total post tax IFRS operating profit for the period. Group free surplus generated also includes the general insurance commission earned during the period and excludes restructuring and shareholders' centrally arising other income and expenditure.

The total movement in free surplus net of tax in the period can be analysed as follows:

	AER
	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
Free surplus generation
Expected in-force cash flows (including expected return on net assets)	949	812	1,623
Changes in operating assumptions and variances	(37)	31	(65)
Underlying free surplus generated in the period	912	843	1,558
Provisions for additional allowance for credit risk	-	(187)	(770)
Market related items	(502)	(244)	(689)
Investment in new business	(331)	(350)	(806)
Free surplus generated in the period from retained businesses	79	62	(707)
Effect of disposal and trading results of Taiwan agency business	987	(198)	(276)
Net cash remitted by the business units	(375)	(334)	(515)
Other movements and timing differences	241	86	442
Total movement during the period	932	(384)	(1,056)
Free surplus at 1 January	859	1,915	1,915
Free surplus at end of period	1,791	1,531	859
Comprised of:
Free surplus of insurance business	1,384*	1,143	447
IFRS net assets of asset management businesses excluding goodwill	407	388	412

*	Free surplus of insurance business comprises £1,365 million relating to long-term business and £19 million of other assets

During the first six months of 2009 we generated total free surplus from the retained businesses of £79 million. Underlying free surplus generated from the in-force book increased eight per cent from £843 million in the first half of 2008 to £912 million in 2009, reflecting both the change in exchange rates and the underlying growth of the portfolio in 2008, offset by negative changes in operating assumptions and variances of £37 million in the period for our life businesses.

Underlying free surplus generated has been used by our life businesses to invest in new business. Investment in new business has fallen by £19 million to £331 million in the first half of 2009. On a CER basis investment in new business has fallen by 21 per cent from £418 million in the first six months of 2008. This reduction reflects the Group's focus on conserving capital and delivering value over volume.

The negative impact on free surplus of market related items has increased by £258 million in the first half of 2009 to £502 million. This is driven mainly by the adverse impact on free surplus of impairments and credit downgrades within the US together with higher US hedging costs given the volatility of the market in the first half of 2009.

In June 2009 we completed the sale of the Taiwan agency business for £nil proceeds. As anticipated, this gave rise to an increase in free surplus by £987 million, representing the release of negative free surplus that previously applied. This compares to an increase in IGD capital of £800 million. The difference arises predominantly because the calibrations underpinning the capital requirements on a regulatory (IGD) basis are different from those applied on an economic capital (EEV) basis.

Value created through investment in new business by life operations

					AER
	Half year 2009				Half year 2008
	Asia	US	UK	Group	Asia*	US	UK	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(118)	(168)	(45)	(331)	(100)	(157)	(93)	(350)
Increase in required capital	29	149	42	220	12	140	61	213
Net worth invested in new business	(89)	(19)	(3)	(111)	(88)	(17)	(32)	(137)
Value of in-force created by new business	292	209	89	590	302	106	124	532
Post tax new business profit for the period	203	190	86	479	214	89	92	395
Tax	74	102	36	212	75	48	37	160
Pre-tax new business profit for the period	277	292	122	691	289	137	129	555

New business sales (APE)	553	392	376		648	356	438
New business margins (% APE)	50%	74%	32%		45%	38%	29%
Internal rate of return	>20%	>20%	>15%		>20%	18%	15%

					CER
					Half year 2008
					Asia*	US	UK	Group
					£m	£m	£m	£m
Free surplus invested in new business					(117)	(208)	(93)	(418)
Increase in required capital					14	185	61	260
Net worth invested in new business					(103)	(23)	(32)	(158)
Value of in-force created by new business					357	140	124	621
Post tax new business profit for the period					254	117	92	463
Tax					89	64	37	190
Pre-tax new business profit for the period					343	181	129	653

New business sales (APE)					752	472	438
New business margins (% APE)					46%	38%	29%
Internal rate of return					>20%	18%	15%

*	Half year 2008 comparatives for Asia exclude amounts in respect of the Taiwan agency business that has been disposed of.

Overall, the Group wrote £1,321 million of sales on an APE basis during the period generating a post tax new business contribution to embedded value of £479 million (2008: £395 million). To support these sales, we invested £331 million of capital (2008: £350 million). Over the first half of the year, we estimate the Group's internal rate of return to be greater than 20 per cent. This amount covers both new business strain, including commissions, of £111 million and the required capital of £220 million. Management's focus in the first half of 2009 was on capital preservation and so capital investment was focused on those areas which added most value to the Group, either in terms of new business profitability or to meet the Group's long-term strategic aims by maintaining distribution capability in key Asian territories in a challenging economic environment. Overall investment in new business has fallen as a result of this strategy but the amount of post tax new business profit created per £1 million of free surplus invested increased by 27 per cent to £1.4 million (2008: £1.1 million).

In Asia, investment in new business was £118 million, which is flat compared to 2008 on a CER basis (£117 million). For each £1 million of free surplus invested we generated £1.7 million of post-tax new business contribution to embedded value (2008: £2.1 million). This fall arises predominantly from the structural change in Malaysia with the move to the Risk Based Capital regime increasing the required capital needed for new business. It also reflects cyclical changes in product mix, as customers in general are being more cautious about investing in single premium savings orientated products but demand for protection products remains resilient. The sale of these products has helped the Group to maintain its agency distribution capacity which will be beneficial once markets begin to recover. The average free surplus undiscounted payback period for business written in the six months to 30 June 2009 was 4 years (12 months to 31 December 2008: 4 years).

In the US, our investment in new business was £168 million, 19 per cent lower than 2008 on a CER basis (£208 million). For each £1 million of free surplus invested we generated £1.1 million of post-tax new business contribution to embedded value (2008: £0.6 million), reflecting the increase in spread margins as Jackson reduced crediting rates as part the Group's priority of capital preservation. The Group continues to balance the opportunity to invest in products offering attractive returns with its focus on capital management. We therefore actively chose not to reduce investment further in the US in 2009 in order to take advantage of the high product profitability currently available in the market, as a result of the dislocation observed over the last 12 months. The average free surplus undiscounted payback period for business written in the six months to 30 June 2009 was 2 years (12 months to 31 December 2008: 5 years)

In the UK, for each £1 million of free surplus invested we generated £1.9 million of post-tax new business contribution to embedded value. (2008: £1.0 million). This reflects the UK's disciplined approach to individual annuity pricing and its focus on capital preservation with an increase in with-profits bonds sales and no bulk annuity transactions in the first half of 2009. The average free surplus undiscounted payback period for business written in the six months to 30 June 2009 was 5 years (12 months to 31 December 2008: 6 years).

Holding company cash flow

We are managing cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximising value for shareholders through the reinvestment of the free surplus generated at business unit level in the particularly profitable opportunities available to the Group given its privileged access to key Life Insurance markets. On this basis, the holding company cash flow statement should generally balance to close to zero.

	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
Cash remitted by business units:
UK Life fund paid to Group	284	279	279
Other UK paid to Group	-	-	46
Group invested in UK	(16)	(42)	(126)
UK net	268	237	199
US paid to Group	-	-	144
Group invested in US	-	-	-
US net	-	-	144
Asia paid to Group
Long-term business	80	145	163
Other operations	31	3	234
	111	148	397
Group invested in Asia
Long-term business	(34)	(104)	(310)
Other operations	(56)	(33)	(82)
	(90)	(137)	(392)

Asia net	21	11	5
M&G paid to Group	44	72	106
PruCap paid to Group	42	14	61
Net remittances to Group from Business Units	375	334	515
Net interest paid	(92)	(80)	(128)
Tax received	30	87	130
Corporate activities	(65)	(86)	(177)
Total corporate costs	(127)	(79)	(175)
Holding Company (*) Cash flow before dividend	248	255	340
Dividend paid net of scrip	(226)	(169)	(286)
Holding Company (*) Cash flow after dividend	22	86	54
Exceptional Item - Cash flow arising from sale of Taiwan agency business	(125)	-	-
Cash flow after exceptional item	(103)	86	54

(*)	Including central finance subsidiaries

Holding company cash flow for the first half of 2009 before dividend was £248 million broadly in line with the first half of 2008. After dividend, the holding company cash flow was £22 million, £64 million lower than 2008 reflecting the higher dividend paid in 2009 and a higher scrip take-up in 2008.

The holding company received £375 million net remittances from business units in the first half of 2009, (including £314 million which relates to long-term business operations) up from £334 million in the first half of 2008.  Gross remittances were £481 million, slightly down from £513 million at half year 2008.

The reduction in cash remitted from Asia was mainly due to the exceptional £50 million release of risk based capital in Singapore in 2008. This reduction was partly offset by an increase in remittances from Asia's asset management businesses from £3 million in 2008 to £31 million in 2009. Remittances from the Group's UK asset management businesses totalled £86 million in both periods.

Capital invested in business units in 2009 was £106 million compared to £179 million for 2008. Injections into Asia and the UK were both down from 2008 levels due to lower new business growth and reduced requirements for regulatory capital in a number of our Asian businesses.

Net interest paid in 2009 increased from £80 million to £92 million as falling interest rates led to reduced interest received on central shareholders' funds by £17 million.

Tax received in 2009 was £30 million, down £57 million from 2008, due to lower UK taxable profits available for offset. Payments for corporate activities at £65 million were £21 million lower, mainly as costs in 2008 related to investigating the potential reattribution of the inherited estate did not feature in 2009.

After corporate costs, there was in the first half of 2009 a net cash inflow before dividend of £248 million compared to £255 million for the first half of 2008. The dividend paid net of scrip, was £226 million in 2009 compared to £169 million in 2008. The take-up of scrip dividends in 2009 continued to be significant at £96 million (2008: £134 million).

As a consequence, overall, we reported a positive underlying cash inflow of £22 million in 2009. There were also exceptional payments of £125 million in connection with the sale of the Taiwan agency business to China Life, comprised of £45 million to purchase a 9.99 per cent stake in that company and £80 million for transaction related expenditure including restructuring costs.

Based on current projections, depending on the opportunities available, we continue to expect the UK shareholder-backed business to be cash flow positive in 2010.

BALANCE SHEET

Summary

		AER	AER
	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m
Investments	179,457	194,668	193,434
Holding company cash and short-term investments	1,252	1,498	1,165
Other	18,677	14,989	20,943
Total assets	199,386	211,155	215,542
Less: Liabilities
Policyholder liabilities	165,047	169,113	173,977
Unallocated surplus of with-profits funds	7,061	12,560	8,414
	172,108	181,673	182,391
Less: shareholders’ accrued interest in the long-term business	(9,000)	(8,425)	(9,898)
	163,108	173,248	172,493
Core structural borrowings of shareholders’ financed operations (IFRS book value basis)	2,899	2,526	2,958
Other liabilities including minority interest	19,659	21,404	25,135
Total liabilities and minority interest	185,666	197,178	200,586
EEV basis net assets	13,720	13,977	14,956
Share capital and premium	1,966	1,962	1,965
IFRS basis shareholders’ reserves	2,754	3,590	3,093
IFRS basis shareholders’ equity	4,720	5,552	5,058
Additional EEV basis retained profit	9,000	8,425	9,898
EEV basis shareholders’ equity (excluding minority interest)	13,720	13,977	14,956

The following sections focus on key areas of interest in the balance sheet.

Shareholders' net borrowings and debt ratings

Shareholders' borrowings at 30 June 2009:

	Half year 2009			Full year 2008
	IFRS basis £m	Mark to market value £m	EEV basis £m	IFRS basis £m	Mark to market value £m	EEV basis £m
Perpetual subordinated
Capital securities (Innovative Tier 1)	(950)	338	(612)	(1,059)	546	(513)
Subordinated notes (Lower Tier 2)	(1,248)	192	(1,056)	(928)	191	(737)
	(2,198)	530	(1,668)	(1,987)	737	(1,250)
Senior debt
2009	-	-	-	(249)	-	(249)
2023	(300)	46	(254)	(300)	12	(288)
2029	(249)	58	(191)	(249)	53	(196)
Holding company total	(2,747)	634	(2,113)	(2,785)	802	(1,983)
Jackson surplus notes (Lower Tier 2)	(152)	12	(140)	(173)	19	(154)
Total	(2,899)	646	(2,253)	(2,958)	821	(2,137)
Less: Holding company cash and short-term investments	1,252	-	1,252	1,165	-	1,165
Net core structural borrowings of shareholder-financed operations	(1,647)	646	(1,001)	(1,793)	821	(972)

The Group's core structural borrowings at 30 June 2009 totalled £2.9 billion on an IFRS basis, compared with    £3 billion at the end of 2008. In May 2009, senior debt of £ 0.2 billion was repaid on maturity and new hybrid debt of £0.4 billion was issued. In addition there were exchange translation gains of £0.2 billion on US dollar denominated borrowings in the period.

After adjusting for holding company cash and short-term investments of £1.3 billion, net core structural borrowings at 30 June 2009 were £1.6 billion compared with £1.8 billion at the end of 2008. The reduction of £0.2 billion includes the gains of £ 0.2 billion mentioned above, further gains of £59 million in respect of a US dollar $0.6 billion net investment hedge and the previously discussed positive cash flow of £22 million offsetting the exceptional payments of £0.1 billion and fair value and other adjustments of negative £30 million.

Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential long-term senior debt is rated A+ (stable), A2 (negative) and A+ (negative) from Standard & Poor's, Moody's and Fitch respectively, while short-term ratings are A-1, P-1 and F1+.

Investments

	Half year 2009				Full year 2008
	PAR	Unit-	Shareholder-	Total	Total
	Funds £m	Linked £m	backed £m	Group £m	Group £m
Debt securities	41,753	6,763	40,883	89,399	95,224
Equity	26,098	29,295	676	56,069	62,122
Property Investments	8,507	616	1,356	10,479	11,992
Commercial mortgage loans	149	-	4,401	4,550	5,473
Other Loans	1,632	47	2,384	4,063	5,018
Deposits	6,300	780	1,726	8,806	7,294
Other Investments	3,917	235	1,939	6,091	6,311
Total	88,356	37,736	53,365	179,457	193,434

Total investments held by the Group at 30 June 2009 were £179.5 billion, of which £88.4 billion were held by participating funds, £37.7 billion by unit-linked funds and £53.4 billion by shareholder-backed operations. Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

Of the £53.4 billion investments related to shareholder-backed operations, £2.8 billion was held by Asia long-term business, £27.4 billion by Jackson and £20.0 billion by the UK long-term business respectively.

The investments held by the shareholder-backed operations are predominantly debt securities, totalling £2.0 billion, £20.9 billion and £17.0 billion for Asia, the US and the UK long-term business respectively, of which 70 per cent, 92 per cent and 96 per cent are rated either externally or internally, as investment grade. Included within debt securities are Tier 1 and Tier 2 bank holdings of £3.7 billion, of which Tier 1 holdings of UK bank securities is £278 million, with exposure being £nil million, £20 million and £258 million for Asia, the US and the UK long-term business. Within Tier 2, our exposure to UK banks is £1.0 billion, with exposure being £nil million, £109 million, £798 million and £96 million for Asia, the US, the UK long-term business and other operations.

In addition £3.2 billion was held by asset management operations, of which £3.0 billion was managed by Prudential Capital, and a further £0.2 billion in central operations.

Policyholder liabilities

	Shareholder-backed business
	Asia £m	US £m	UK £m	Total £m
At 1 January 2009	12,975	45,361	33,853	92,189
Premiums	1,296	3,850	1,823	6,969
Surrenders	(291)	(2,244)	(827)	(3,362)
Maturities/Deaths	(33)	(404)	(948)	(1,385)
Net cash flows	972	1,202	48	2,222
Investment related items and other movements	1,396	884	166	2,446
Disposal of Taiwan agency business	(3,508)	-	-	(3,508)
Change in reserving basis in Malaysia	(63)	-	-	(63)
Foreign exchange translation difference	(1,574)	(5,955)	(1)	(7,530)
At 30 June 2009	10,198	41,492	34,066	85,756
Add policyholder liabilities of with-profits funds				79,291
Total policyholder liabilities				165,047

Policyholder liabilities related to shareholder-backed business fell by £6.4 billion from £92.2 billion to £85.8 billion. The reduction reflected the disposal of the Taiwan agency business (negative impact of £3.5 billion), a £63 million reduction in liabilities following the change in reserving basis in Malaysia and foreign exchange movements of negative £7.5 billion.

Importantly, however, the Group had positive net cash flows (premiums less surrenders and maturities/deaths) into shareholder-backed-business of £2.2 billion in the period to 30 June 2009. This predominantly reflected strong net inflows in Asia (£1 billion) and the US (£1.2 billion).

Investment related items and other movements were £2.4 billion during the period principally reflecting the growth in the Asian equity markets and investment income credited to policyholder liabilities in the US.

Financial position on defined benefit pension schemes

The Group currently operates three defined benefit schemes in the UK, of which by far the largest is the Prudential Staff Pension Scheme (PSPS) and two smaller schemes, Scottish Amicable (SAPS) and M&G.

Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years, in order to assess the appropriate level of funding for schemes in relation to their commitments. The valuations of PSPS as at 5 April 2008 and SAPS as at 31 March 2008 were recently finalised. The valuation of PSPS demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that form the basis of the scheme's funding objective. Accordingly, the total contributions to be made by the Group into the scheme has been reduced from the previous arrangement of £75 million per annum to £50 million per annum effective from July 2009.

The valuation of SAPS as at 31 March 2008 demonstrated the scheme to be 91 per cent funded, representing a deficit of £38 million. Based on this valuation, deficit funding amounts of £7.3 million per annum designed to eliminate the actuarial deficit over a 7 year period are being made from July 2009.

The valuation basis under IAS 19 for the Group financial statements differs markedly from the full triennial actuarial valuation basis. For PSPS, the Group has not recognised its interest in the underlying PSPS IAS 19 pension surplus of £416 million net of related tax relief at 30 June 2009 due to the Group not having an unconditional right of refund to any surplus in the scheme. Further, the Group has also recognised a provision under IAS 19 for a deficit funding obligation of £57 million net of related tax relief in respect of PSPS based on the new funding arrangements as described above. Although the contributions will increase the surplus in the scheme, the corresponding asset will not be recognised in the Group financial statements under IAS 19. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations.

As at 30 June 2009, on the Group IFRS statement of financial position, the shareholders' share of the liabilities for these UK schemes amounted to a £87 million liability net of related tax relief.  The total share attributable to the PAC with-profits fund amounted to a liability of £110 million net of related tax relief.

CAPITAL MANAGEMENT

Prudential is subject to the capital adequacy requirements of the European Union (EU) Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involves aggregating surplus capital held in our regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

Our capital position has been further strengthened during 2009, driven by our prudent but proactive risk management. Our IGD capital surplus is estimated at £2.5 billion at 30 June 2009 (before any allowance for the 2009 interim dividend) giving an estimated solvency ratio of 237 per cent. After allowing for the July hybrid debt issuance, the Group IGD capital surplus is estimated to be £3.0 billion leading to an estimated solvency ratio of 262 per cent. This compares to a position (before allowing for a dividend) at the end of 2008 and at the end of the first quarter 2009 of £1.5 billion and £1.6 billion respectively. The movement from £1.5 billion at 31 December 2008 to the estimated £2.5 billion comprises:

•	Internal capital generation of £0.3 billion
•	The impact of the sale of our agency distribution business in Taiwan of £0.8 billion
•	Additional hybrid debt, issued in May 2009, of £0.4 billion
•	Additional recognition of a £0.4 billion part of the shareholders' interest in the future transfers from the PAC with-profit fund by FSA (up from £0.3 billion recognised in February 2009)

Offset by:
•	Final 2008 dividends, net of scrip, of £0.2 billion
•	Credit related impairments and default losses in the US of £0.3 billion
•	Other market related impacts of £0.2 billion
•	Foreign exchange movements of £0.2 billion.

We have strengthened our IGD capital position in challenging markets. We continue to have further options available to us to manage available and required capital. These could take the form of either increasing available capital (for example, through financial reinsurance or debt issuance) or reducing required capital (for example, through the level and the mix of new business, notably by maintaining pricing discipline and through the use of other risk mitigation strategies such as hedging and reinsurance).

In addition to this strong capital position, the total credit reserve for the UK shareholder annuity funds, which protects our capital position in excess of the IGD surplus, has been maintained at £1.4 billion. This reserve is equivalent to 85 bps per annum over the lifetime of the assets and would allow us to withstand a repeat of the average default experience during the Great Depression occurring every year throughout the life of the portfolio.

As already mentioned, during the extreme equity market conditions experienced in the first quarter of 2009, with equity volatilities at historically high levels, the Group entered into additional one-off hedging contracts to protect the Group's IGD capital position against a tail-event of an instantaneous 40 per cent drop in equity market level with no recovery. The vast majority of the costs related to that hedge have been incurred in the first half and the hedge will not be renewed as the Group's capital surplus has been significantly enhanced since then and market concern about such extreme events has receded.

As at 30 June 2009, the impact of a more realistic instantaneous 20 per cent fall in equity markets levels would not be significant. A 20 per cent one day fall with no recovery is equivalent to the worst historic daily fall in the S&P. Were equity markets to fall by more than 20 per cent, we consider that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which we would be able to put into place mitigating management actions including the rebalancing of our hedging position. For example, we have estimated that the impact (net of mitigating management actions) of an additional 20 per cent fall in equity markets over a four week period following an instantaneous 20 per cent fall would be an estimated reduction in the IGD surplus of a further £200 million.

These equity sensitivities are assumed to be in addition to the 28 per cent fall the equity markets had already experienced in the twelve months prior to 30 June 2009.

In summary, the findings of our stress testing and sensitivity analysis, which are part of the continual process of assessing the resilience of the Group's IGD capital position to withstand significant further deterioration in market conditions include:

•	An instantaneous further 20 per cent fall in equity markets from 30 June 2009 levels would not have a significant impact on IGD surplus.
•	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £200 million.
•	A 150bps reduction (subject to a floor of zero) in interest rates from 30 June 2009 would reduce the IGD surplus by £300 million.
•	Credit defaults of ten times the expected level would have an impact of £650 million in excess of the annual reserve release.

The results of these stress tests, together with our Group's strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand possible significant further deterioration in market conditions.

We also use an economic capital assessment to monitor our capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position. This assessment provides valuable insights into our risk profile and is used for both risk measurement and capital management.

The EU is developing a new solvency framework for insurance companies, referred to as 'Solvency II' which will be very important for the insurance industry. There will be continued uncertainty until the rules are finalised and Prudential is actively participating in shaping the outcome through our involvement in industry bodies, including in the Chief Risk Officer and Chief Financial Officer Forums, and progressing with our implementation plans.

RISK MANAGEMENT

Introduction

As a provider of financial services, we recognise that the managed acceptance of risk lies at the heart of our business. As a result, effective risk management capabilities represent a key source of competitive advantage for our Group. To maximise this advantage, we have embedded a risk and capital management framework and culture that drives our rigorous risk and capital management and the optimisation of risk adjusted returns across the Group.

The Group's risk appetite framework sets out our tolerance to risk exposures as well as our approach to risk management and return optimisation. Under this approach, we monitor our risk profile continuously against agreed limits. Our core strategies for managing and mitigating risk include asset liability management, the use of financial instruments to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

Our risk exposure and approach to risk management were described in detail in our 2008 year end report and remain valid.

Equity risk

We have an exposure to equity risk that varies between each of our main operations. Most of the equity exposure in our UK business arises from the with-profits fund which includes a large inherited estate, estimated at £5.0 billion at 30 June 2009, which can absorb the impact of market fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy. In the first half of 2009 we have reduced the fund's exposure to UK equities whilst increasing the proportion of bonds and cash.

In Asia, a high proportion of our in-force book is made up of unit-linked products with limited shareholder exposure to equities. We have minimal direct shareholder exposure to Asian equity markets outside our unit-linked holdings and this has been further reduced during the first half of the year.

In the US, where we are a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in our products. To protect the shareholder against the volatility induced by these embedded options, we use both a comprehensive hedging programme and reinsurance.

In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement and who display little tendency to arbitrage their guarantees. We seek to sell at a price where we can hedge or reinsure our risks, for example in 2009 we discontinued the GMIB guarantee and repriced certain GMWB guarantees.

We take a macro approach to hedging that covers market risk in the US business, including all exposure to GMDB and GMWB guarantees. Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed-indexed annuity book, and then use a combination of over the counter options and futures to hedge the residual risk, allowing for significant market shocks and minimising the amount of capital we are putting at risk. The hedging programme covers both the in-force book and new business for the 'greeks' - i.e. changes in equity market levels, the rate of change in market levels and equity market volatility, as well as interest rate movements. We also hedge the fees on variable annuity guarantees.

Interest rate risk

Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

Interest rates primarily impact our Asia, US and UK with-profits businesses. However, the sale of the agency-based business in Taiwan has significantly reduced our exposure to interest rate risk in Asia. The remaining risk relates mostly to guarantees on traditional shareholder-backed life products and asset-liability mismatches, primarily in Japan and Korea. This exposure is within our risk appetite, and we monitor and manage it carefully on an ongoing basis. We have a range of risk mitigation options available to us should we wish to reduce this exposure further.

In the US there is interest rate risk across the portfolio. We manage fixed annuity interest rate exposure through a combination of interest rate swaps and interest rate options, to protect capital against rates rising quickly, and through the contractual ability to reset crediting rates annually. On variable annuities business interest rate risk has natural offsets within Jackson's other liabilities, particularly fixed annuities and guaranteed investment contracts. The net position is then hedged externally in order to achieve the desired risk profile.

In the UK the investment policy for the shareholder-backed annuity business is to match the cash flow from investments with the annuity payments. As a result, assets and liabilities are closely matched by duration. The impact of any residual cash flow mismatching can be adversely affected by changes in interest rates, but the impact is expected to be small.

Foreign exchange risk

Prudential operates in 13 countries in Asia, in the US, in the UK, and in Continental Europe. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in pounds sterling.

We do not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, in cases where a foreign surplus is deemed to be supporting Group capital or shareholders' interest, this exposure is hedged if we deem it economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

Credit risk

Debt Portfolio

Our debt portfolio on an IFRS basis was estimated at £89.4 billion at 30 June 2009. £40.9 billion of these assets backed shareholder business, of which 93 per cent were investment grade, compared to 96 per cent at 31 December 2008. This change was a result of downgrades, largely occurring in March and April, with the pace of downgrade significantly slowing subsequently.

Asia

Asia's debt portfolio totalled £8.3 billion at 30 June 2009. Of this, approximately 76 per cent was invested in unit-linked and with-profits funds with minimal shareholder risk. The remaining 24 per cent is shareholder exposure and is invested predominantly (70 per cent) in investment grade bonds. For Asia, the portfolio has performed very well, with no default losses in the first half of 2009.

UK

The total debt portfolio for UK insurance operations was £59.2 billion, including £37.4 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate which absorbs market fluctuations. Outside the with-profits fund, £4.8 billion was held in unit-linked funds where the shareholder risk is limited, and the remaining £17.0 billion (of which 78 per cent is rated AAA to A, 18 per cent BBB and four per cent non-investment grade) was backing the shareholder annuity business and other non-linked business. Despite downgrades of £3.4 billion mostly in the first quarter of 2009, (85% percent of these being in Financial Institutions) the quality of the portfolio remains high with 96 percent of the portfolio rated investment grade, compared to 99 percent at 31 December 2008.

On a statutory basis we have maintained the credit reserve within the UK shareholder annuity funds of £1.4 billion to allow for future defaults. This reserve can withstand the equivalent of the average default experience during the Great Depression occurring every year over the life of the portfolio. In the first half of 2009, we have experienced credit defaults for UK operations of £11 million that relate to shareholder funds (0.1 per cent of the portfolio).

US

The most significant area of exposure to credit risk for the shareholder is Jackson in the US. At 30 June 2009 Jackson's fixed income portfolio was £20.9 billion, comprising £14.9 billion of Corporate Debt, £1.7 billion of Commercial Mortgage Backed Securities (CMBS), £3.4 billion of Residential Mortgage Backed Securities (RMBS) and £0.9 billion of other instruments. We entered the present credit cycle in a defensive position and continue to manage the portfolio rigorously.

The US Corporate Debt portfolio of £14.9 billion is 91 per cent investment grade, compared to 92 per cent at 31 December 2008. Concentration risk is low, with the top ten holdings accounting for only 5 per cent of the portfolio. The high-yield portfolio is also well diversified with an average holding of £9 million. Our largest sector exposures, in the investment grade portfolio are Utilities and Energy both at 15 per cent. We actively manage the portfolio and will sell exposure as required.

Within the RMBS portfolio of £3.4 billion, the agency guaranteed portion is 64 per cent. Another 19 per cent of the portfolio relates to investments with pre-2006/2007 vintages, where experience has generally been more positive than later vintages. Our exposure to the 2006/2007 vintages totals £406 million of which £304 million is invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall were to occur. In a typical RMBS structure the non-AAA tranches are relatively thin, so as collateral losses increase, non-AAA tranches can be hit very hard. The senior/AAA tranche, on the other hand, is very wide, and thus, the actual economic loss is much more contained and much lower than the current price declines driving reported accounting values. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £102 million. This portfolio has an average fair value price of 76 cents in the dollar.

The CMBS £1.7 billion portfolio is performing well, with 89 per cent of the portfolio being AAA and none below investment grade. We materially reduced our non-AAA purchases after 2004 in response to the significant deterioration in underwriting standards observed in the market and in line with rating agencies' guidelines. The entire portfolio has an average credit enhancement level of 30 per cent. This provides significant protection, since it means the bond has to incur a 30 per cent loss, net of recoveries, before we are at risk.

Jackson experienced less than £1 million of bond default losses during the first half of 2009. As part of our active management of the book we incurred net losses of £42 million on the sale of impaired bonds. IFRS write-downs excluding defaults for the half-year were £324 million.

The impairment process reflects a rigorous review of every single bond and security in our portfolio. We believe that the accounting rules for impairments are necessarily conservative and not always consistent with economic losses. So, while the accounting requires us to book them as losses through our income statement, we would expect only a proportion of these impairments eventually to turn into defaults, and some of the impaired securities to recover in price over time.

In considering potential future losses for Jackson, it is essential to examine the key components of the debt portfolio. As at 30 June 2009, 92 per cent of Jackson's total debt portfolio of £20.9 billion consisted of investment grade securities and 8 per cent were high yield. To put potential future losses in context, the highest global annual default rates over the past 50 years were 0.5 per cent for investment grade and 10 per cent for high yield, and the highest global annual default rates during a recession have been 1.6 per cent for investment grade and 15.4 per cent for high yield, although not necessarily in the same year (Source: Moody's Investors Service - February 2009).

Applying peak annual default rates and making conservative assumptions for recoveries to our US debt portfolio would generate losses of approximately £330 million for one year that could be absorbed by our current IGD surplus as estimated at 30 June 2009.

Asset Management

The debt portfolio of the Group's asset management operations of £978 million principally comprises £966 million related to Prudential Capital operations. Of this amount, debt securities of £923 million were rated AAA to A- by S&P or Aaa by Moody's.

Loans

Of the total Group loans of £8.6 billion at 30 June 2009, £6.8 billion are held by shareholder-backed operations comprising of £4.4 billion commercial mortgage loans and £2.4 billion of other loans.

Of this total held by shareholder-backed operations, the Asian insurance operations held £0.3 billion of other loans; the majority of which are commercial loans held by the Malaysian operation that are investment graded by two local rating agencies. The US insurance operations held £4.3 billion of loans, comprising £3.8 billion of commercial mortgage loans, all of which are collateralised by properties, and £0.5 billion of policy loans. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The UK insurance operations held £0.6 billion, the majority of which are mortgage loans also collateralised by properties.

The balance of the total loans amounts to £1.6 billion and relates to bridging loan finance managed by Prudential Capital. The bridging loan assets generally have no external credit ratings available, with internal ratings prepared by the Group's asset management operations as part of the risk management process, with the majority being rated BBB+ to BBB-.

Unrealised Credit Losses in the US

Jackson's gross unrealised losses reduced from £3.2 billion at 31 December 2008 to £2.2 billion at 30 June 2009. This change reflects the benefits of some normalisation of the credit markets. The entire market for fixed income securities has been re-priced downwards from historically tight spreads of approximately 100 bps experienced during the first half of 2007, with average spreads on investment grade paper in excess of 331 bps at 30 June 2009. Wider credit and liquidity spreads are causing the average investment grade security to trade around the mid to high 90s as a per cent of book value. Unrealised losses on securities priced at less than 80 per cent of face value were £1.5 billion at 30 June 2009. It is our intention to hold these fixed income securities to maturity - an approach which in economic terms limits the impact of the current market dislocation.

With the return of liquidity in most segment of structured securities, virtually all the non-agency RMBS, ABS and certain CMBS that, at 31 December 2008, were valued using internal valuation models due to the dislocated market conditions in 2008, have now been valued using external prices.

We believe that the accounting impact of these unrealised losses significantly overstates the risk of economic losses on our portfolio at current price levels.

Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses. We continue to conduct rigorous research into longevity risk using data from our substantial annuitant portfolio. Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk.

Liquidity risk

Our liquidity position remains very strong, both at holding and subsidiary company level. The holding company has significant internal sources of liquidity which are sufficient to meet all of our expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, of which, in February 2009, we renewed £1.4 billion of the undrawn syndicated committed banking facility for a further three years. We also have two £100 million undrawn bilateral committed banking facilities expiring in 2011 and 2012, with the balance being an annually renewable £500 million committed securities lending facility.  In addition the Group has access to liquidity via the debt capital markets, which was demonstrated most recently through the two hybrid instruments, £400 million of Lower Tier 2 debt issued in May and US dollar $750 million (approximately £455 million) of Innovative Tier 1 debt issued in July.

Non-financial risk

Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. We process a large number of complex transactions across numerous and diverse products, and are subject to a number of different legal and regulatory regimes. We also have a significant number of third-party relationships that are important to the distribution and processing of our products, both as market counterparties and as business partners.

We use quantitative analysis of operational risk exposures material to the Group to inform our decisions on the overall amount of capital held and the adequacy of our corporate insurance programme.

Risk factors and contingencies

The Group published details of its risk factors and contingencies in its 2008 Annual Report. There have been no changes in the nature of the risk factors during the period. Note R of the IFRS basis condensed consolidated financial statements gives an update on the position for contingencies.

BUSINESS UNIT REVIEW

Insurance Operations

Asia

	AER			CER
	Half year 2009	Half year 2008	Change	Half year 2008	Change
	£m	£m	%	£m	%
APE sales	553	648	(15)	752	(26)
NBP	277	289	(4)	343	(19)
NBP margin (% APE)	50%	45%		45%
NBP margin (% PVNBP)	10.2%	8.4%		8.4%
Total EEV basis operating profit*	401	460	(13)	554	(28)
Total IFRS operating profit*	212	75	183	92	130

*	Operating profit from long-term operations excluding asset management operations, development costs, Asia regional head office expenses and the sold Taiwan agency business

Demographic trends will continue to drive sustained demand for savings and protection products in Asia, particularly in the large and still developing markets such as China, India, Indonesia and Vietnam. We remain fully committed to leveraging our already strong operations in the region to deliver superior and highly profitable growth over the long-term.

Although the IMF have recently revised upwards its forecasts for Asian growth in 2009 and 2010, indicating that the recovery is getting underway, market conditions remained challenging in the second quarter of 2009. Excluding the Taiwan agency business, Prudential's new business APE of £553 million for the first half 2009, was 15 per cent lower than in the first half 2008 and although market data is not yet available, we believe this to be generally in line with the market as we are maintaining our new business rankings with eight life operations in the top three in their respective countries. New business profits were only four per cent lower than the same period last year thanks to higher margins driven by higher proportions of regular premiums and protection products. IFRS basis profits driven by the increasing scale of the in-force book grew very strongly, even before counting the one-off reserve release in Malaysia for £63 million.

While each market in our portfolio has its own unique features, there are some common themes. In a more volatile economic environment, customers have generally been more cautious about committing lump sums to savings orientated policies, particularly policies with direct market exposure such as unit linked products. As a result, during the first half of 2009, single premium business was down from £931 million for the first half 2008 to £365 million and the proportion of single premium in the APE mix was seven per cent compared to 14 per cent for the same period last year. It is worth noting that single premium sales in the first half last year did include an exceptional boost from Central Provident Fund (CPF) related business in Singapore. Regular premium sales of £517 million were just seven per cent lower than in the first half of 2008 reflecting the resilience of these products despite challenging market conditions. Total sales of unit linked products on an APE basis of £221 million represent 40 per cent of the product mix compared to 61 per cent for the first half of 2008 equivalent to £392 million.

We continue to make excellent and crucial progress in the area of protection products, where demand continues to be strong, in line with our expectations and our stated priority of increasing our focus on these products. Over the last 12 months we have launched several new products that have contributed to the increase of the proportion of 'protection' APE from 22 per cent (£140million) in the first half of last year to 30 per cent (£164 million) for the first half of 2009. Protection products have also proven to be useful in maintaining agency momentum as they address one important customer need and typically have lower premiums making them more affordable when household budgets are stretched. New business profits from protection products have increased 17 per cent over the first half 2008 and have made a material contribution to Prudential Asia's overall increase in new business profits margins from 45 per cent for first half 2008 to 50 per cent for the first half this year primarily driven by product mix and pricing.

As a result of the financial crisis we have experienced an increase in the number of unit-linked policies where customers are opting to take a premium holiday, especially in Korea where this affected higher premium cases and to a lesser extent in Hong Kong and Singapore. Although 'premium holiday' customers suspend premium payments, their policies do stay in force so long as they have sufficient value attached to them to cover the costs of the insurance cover. Customers do have the option to start paying premiums again at a later date however for prudent EEV accounting purposes we treat these policies as having stopped premiums. During first half 2009 we tightened our persistency assumptions, which included premium persistency, with a £60 million charge to embedded value and also booked £47 million of negative persistency experience variances. In the context of the total post tax shareholder embedded value of £5.2 billion, these adjustments remain relatively small (at 2 per cent of the embedded value of Asia at year end 2008).

A very significant development in the first half was the transfer of the Taiwan agency force and the related back book to China Life. As a result of that transaction, which was announced on 20 February 2009 and received regulatory approval on 19 June, Prudential's Insurance Groups Directive (IGD) capital surplus increased by approximately £800 million. Prudential is still active in the Taiwan life market through its non agency distribution principally through two strategic partnerships with Standard Chartered Bank and E.Sun Bank. In addition, as announced on February 20, we have invested £45 million in a 9.99 per cent stake in China Life.

Financial performance

New business profits of £277 million are four per cent lower than the same period last year with lower new business volumes being offset by an increase in average margins from 45 per cent to 50 per cent. In line with the Group's strategy, a strict focus was maintained on value creation by continuing to focus on profitable new business alongside capital conservation and cash generation. The main drivers of the increase in margins were higher proportion of protection and regular premium business. For example in Hong Kong the proportion of protection business in the APE increased from 12 per cent to 21 per cent and consequently average margins increased from 66 per cent to 76 per cent. In total, seven operations reported higher new business profit margins and for those that did not the main driver was changes in the distribution mix e.g. higher proportions of bank business in China.

Operating EEV profits of £401 million were 13 per cent lower than last year driven by operating assumption changes and adverse experience variances. Operating assumption changes of net £64 million negative were principally driven by the prudent provisioning for policies going on 'premium holiday' in Korea (£23 million) and Hong Kong (£14 million).

Experience variances and other items for half year 2009 were a charge of £(60) million primarily comprised of £(47) million for negative persistency experience mainly arising in Korea and Singapore due to higher than expected premium holidays and expense variances.

IFRS profits, at £212 million increased by 183 per cent compared to the first half of 2008. This includes a one off exceptional profit of £63 million from the release of regulatory reserves in Malaysia following the introduction of a Risk Based Capital reserving, but nevertheless is a clear demonstration of the business's long-standing commitment to profitable products and the increasing scale of the back book. Insurance margins remain the most significant driver of the IFRS profits

For the first half 2009, Asia continued to be a net contributor of capital to the Group with a net remittance of £21 million which compares favourably to the net £11 million remitted in the first half of last year. The IRR remains in excess of 20 per cent and the payback period averages four years.

Looking at developments in each market in more detail:

In China, new business APE for the first half 2009 from our joint venture CITIC Prudential Life was £21 million was up 11 per cent compared to the first half of 2008. The agency channel has been particularly affected by the economic climate and in general recruiting and retaining good quality agents remains a challenge. However, bank distribution was encouraging with growth of 77 per cent over last year meaning this channel generated 44 per cent of the new business.

Sentiment towards single premium business via the bank channel in Hong Kong remains negative due to the lingering impact of the Lehman Brothers mini bond issue. Prudential and SCB are working together on their sales management model to increase focus on regular premium business. Prudential's total APE of £95 million for the first half this year was 16 per cent lower than last year, but encouragingly the second quarter this year was seven per cent up on the first quarter indicating an inflexion point as agency activity has picked up.

ICICI-Prudential Life in India has seen some erosion of market share this year. Prudential's share of new business APE at £76 million is 40 per cent lower than last year reflecting a particularly challenging market and our stated policy of concentrating on value over volume. Given the long term potential of this market and the significance attached to the quality of our brand and service we are not prepared to jeopardize this for short term market share. Sales bounced back in June and we have been able to maintain our position as the largest private player over the first half of 2009, while continuing to focus on profitable business.

Our business in Indonesia has grown very rapidly over the last few years. At £83 million, new business APE is only six per cent lower than the first half of 2008 in spite of challenging market conditions in the first half of 2009. This growth has been driven by a rapid expansion in our agency force and our team continues to focus on finding ways to manage more effectively in a market down turn. Momentum is now gathering in the business again and the second quarter this year was up 21 per cent on the first quarter.

The market in Korea continues to be particularly challenging with activity tending to be driven by 'hot' products in an increasingly 'open architecture' environment. Currently guaranteed or interest rate sensitive products with low or negative profitability are preferred over our core Variable Unit Linked (VUL) offering, particularly through the bank channels. New business APE of £66 million for the first half is down 46 per cent over the same period last year, with the bank channel down 89 per cent. Our proprietary agency channel has been targeted by competitors as they look to move into the more professional, financial adviser space. A new marketing campaign 'Magic Number' backed up by new whole life protection products is scheduled for the second half.

Having lagged Prudential's other Asian operations in terms of new business growth during 2006 and 2007, following the reengineering of the agency model in early 2008 Malaysia is now delivering very strong results, with new business APE of £52 million up 33 per cent over the first half last year. Momentum is also encouraging with the second quarter of 2009 up 21 per cent on the first quarter.

Singapore recorded APE of £52 million which is 20 per cent lower than the first half of 2008. Singapore had a very strong first half in 2008 driven by exceptional volumes of CPF business ahead of a regulatory change but even allowing for this the market has been affected by the downturn. We have successfully re-entered the single premium market in Singapore and the APE for the second quarter of £30 million was up 36 per cent on the first quarter and was the highest since the first quarter 2008, when APE was £38 million.

Non agency business in Taiwan for the first half 2009 of £51 million is more than double the £18 million recorded for the first half of 2008. This reflects the ongoing success of our relationships with SCB and E.Sun Bank. Although this business has low profit margins, work is now underway to improve the product mix.

The scale of Prudential's life business in Japan remains small and this business is being managed tightly to minimise expense overruns and capital strain. Vietnam has seen a good turn around in agency activity and combined with the other smaller operations in Thailand and the Philippines, APE is down only seven per cent on the first half of 2008 and the second quarter of 2009 was up 15 per cent on the first quarter this year.

US operations

	AER			CER
	Half year 2009	Half year 2008	Change	Half year 2008	Change
	£m	£m	%	£m	%
APE sales	392	356	10	472	(17)
NBP	292	137	113	181	61
NBP margin (% APE)	74%	38%		38%
NBP margin (% PVNBP)	7.5%	3.9%		3.9%
Total EEV basis operating profit	501	354	42	468	7
Total IFRS operating profit	217	232	(6)	307	(29)

The United States is the world's largest retirement savings market. Each year as more of the 78 million baby boomers1 reach retirement age, additional amounts of retirement assets will shift from asset accumulation to income distribution. There are already $2 trillion of assets generating retirement income in the US - and this amount is forecast to rise to some $7.3 trillion by 2029.2

During the first half of 2009, the US financial services industry continued to face many challenges: the S&P 500 index fell to a 12-year low in March before rebounding to post a small year-to-date gain by the end of June; the US Federal Reserve kept its interest rate target at an historic low; and rating agencies downgraded the financial strength ratings of most of the largest US insurance companies. However, conditions in equity and credit markets improved in the second quarter. As a result, many financial services businesses took advantage of the opportunity to issue new debt and/or equity in an effort to rebuild their capital base.

Further uncertainty arose in the market, as several companies scaled back their product offerings due to capital constraints which, combined with multiple financial strength downgrades, caused consumers to question the long- term financial stability of product providers. At the same time, tightening credit spreads and a second-quarter rally in equity markets created more favourable market conditions for the sale of variable annuities. These developments in the annuity market provided a competitive advantage to companies with strong financial strength ratings and a relatively consistent product set.

Financial performance

Jackson delivered total APE sales of £392 million in the first half of 2009. By contrast to last year, all the sales were retail sales as a result of the Group's focus on capital conservation. The performance in retail sales was very strong, with the highest first half in terms of APE at CER in the company's history, as we clearly benefited from the consumer flight to quality during the period. This achievement continues to demonstrate the resilience of our business model and the importance of diversification within our product portfolio.

In light of continued volatility in US equity markets, customers are increasingly seeking to mitigate risk through the purchase of fixed annuities, fixed index annuities and variable annuities with guaranteed living benefits. Jackson has benefited from this trend across all of our annuity product lines.

Variable annuity APE sales of £252 million through June 2009 were up 40 per cent from the same period of 2008 at AER, reflecting the second-quarter equity market rally, the relative consistency of our product offering and disruptions among some of the top VA sellers in the US market. In the first quarter of 2009, we ranked 8th in new variable annuity sales in the US with a market share of 5.0 per cent, up from 12th and a market share of 4.4 per cent in the first quarter of 2008.3

Fixed annuity APE sales of £70 million were up nine per cent over the prior year on an AER basis, but were lower on a local currency basis as we balanced new business opportunities with our goals of capital and cash conservation. We ranked ninth in sales of traditional deferred fixed annuities during the first quarter of 2009, with a market share of 2.7 per cent, compared to ninth and a market share of 3.3 per cent in the first quarter of 2008.4

Fixed index annuity (FIA) APE sales of £58 million in the first half of 2009 were up 190 per cent over the first half of 2008 at AER. Increased Industry FIA sales have been driven by higher customer demand for products with guaranteed rates of return, which also offer additional upside potential linked to stock market index performance. Additionally, our FIA sales have benefited from the company's strong financial strength ratings and further disruptions among some of the top FIA sellers. We ranked sixth in sales of fixed index annuities during the first quarter of 2009, with a market share of 5.0 per cent, up from 10th and a market share of 3.4 per cent in the first quarter of 2008.5

______________

1 Source: US Census Bureau

2 Source: Tiburon Strategic Advisers, LLC

3 Morningstar, Inc.

4 LIMRA

5 The Advantage Group

Retail annuity net flows increased by 63 per cent at AER (24 per cent higher at CER), reflecting the impacts of record sales and continued low levels of surrender activity.

As indicated above, there were no institutional sales during the first half of 2009, as we focused on managing new business strain and capital consumption.

EEV basis new business profits of £292 million were more than double the first half of 2008 at AER (61 per cent higher at CER), reflecting a 10 per cent increase in APE sales and significantly higher new business margins. Total new business margin was 74 per cent, compared to 38 per cent achieved in the first half of 2008.

The variable annuity new business margin increased from 49 per cent during the first half of 2008 to 71 per cent in the same period 2009, as a result of changes to policyholder behaviour and spread assumptions, coupled with changes in the level of benefits offered by the VA products.

The fixed index annuity new business margin increased from 26 per cent in the first half of 2008 to 85 per cent in the first half of 2009 due to increased spread assumptions. The fixed annuity new business margin increased significantly from 24 per cent to 77 per cent. For both products, the spread assumptions increased due to the exceptional combined benefit of high investment yields with a net annualised yield on new assets of seven per cent during the first half of 2009 and of lower crediting rates as Jackson sought to preserve capital. Average fixed annuity crediting rates in the first half of 2009 were 3.6 per cent compared to a market average of 4.6 per cent.

These revised assumptions include a provision that crediting rates and spreads will normalise in the future. Thus, the assumption for new business spreads for fixed annuities and the proportion of variable annuity business invested in the general account is set at the higher new level for the first five years before reducing over the following ten years. As before, the valuation of new business takes into account an assumed associated risk of increased lapse under certain interest rate scenarios.

The aggregate IRR on new business rose comfortably above 20 per cent from 18 per cent in 2008 due primarily to the increased spread assumptions noted above. The 2009 IRR is consistent with a payback period of two years.

Total EEV basis operating profit for the long-term business in the first half of 2009 was £501 million, compared to £354 million in the first half of 2008 at AER (£468 million at CER). In-force EEV profits of £209 million for the first half of 2009 were four per cent below the first half 2008 profit of £217 million at AER (27 per cent below profit of £287 million at CER). Experience variances and other items were £44 million higher in the first half of 2009 at AER, due primarily to favourable expense, mortality and persistency variances that were only partially offset by a lower spread variance.

In the first half of 2009, Jackson invested £168 million of free surplus to write £392 million of new business. This equated on average to £43 million per £100 million of APE sales (2008: £44 million). The reduction in absolute capital consumption year-on-year was caused predominantly by the differing business mix in the first half of 2009 where we have written a higher proportion of variable annuity business and lower amounts of institutional business while maintaining a very disciplined approach to fixed and fixed index annuity pricing.

IFRS operating profit for the long-term business was £217 million in the first half of 2009, down six per cent from £232 million in the first half of 2008 at AER (£90 million lower at CER). This decline was primarily due to lower separate account fee income and higher hedging costs. Higher hedging costs were primarily a result of the volatile nature of market movements during the first half of 2009 (a 26 per cent decline followed by a 38 per cent rally off the market lows) relative to the timing of changes in our hedge position during the period. As a leading provider of variable annuities we have a well-developed understanding of the risks associated with the guarantees embedded in our products. To protect the shareholder against the volatility induced by these embedded options we use a comprehensive hedging programme. Whilst the principal objective of this programme is one of risk management, over the eighteen month period to 30 June 2009 IFRS operating profits of £60 million have been generated, comprising £611 million of derivative gains and fee income less claims offset by £551 million in respect of increased guarantee values and DAC.

At 30 June 2009, we had £15 billion in separate account assets. Separate account assets were an average of £1 billion lower than during the same period of 2008 at AER (£5 billion lower at CER), reflecting the impact of the market decline during the second half of 2008.  This was more than offset by exchange rate movements during the first half of 2009 and, as a result, VA fee income increased to £204 million from £190 million during the first half of 2008 at AER (decreased from £252 million at CER).

For the first half of 2009, our bond default losses totalled less than £1 million. As part of our active management of the book, we incurred net losses on the sale of impaired bonds of £42 million. Additional write downs were £324 million, including £80 million on corporate bonds and £239 million on RMBS, of which £123 million were prime, £98 million Alt-A and £18 million sub-prime.

Net unrealised losses in the balance sheet reduced from £2.9 billion at 31 December 2008 to £1.8 billion at 30 June 2009. As mentioned above, this reduction reflects the benefits of some normalisation in the credit markets with credit spreads tightening. Also, with markets for structured securities reverting to being more active in the period to 30 June 2009, nearly all the structured securities which had been valued at 31 December 2008 using internal valuation models due to inactive markets, have now been valued based on external quotations.

UK operations

	AER			CER
	Half year 2009	Half year 2008	Change	Half year 2008	Change
	£m	£m	%	£m	%
APE sales	376	438	(14)	438	(14)
NBP	122	129	(5)	129	(5)
NBP margin (% APE)	32%	29%		29%
NBP margin (% PVNBP)	4.0%	3.5%		3.5%
Total EEV basis operating profit	433	504	(14)	504	(14)
Total IFRS operating profit	330	286	15	286	15

Prudential UK continues to focus on realising value from the opportunities created by rapid growth in the need for retirement solutions. We compete in selected areas of the UK's pre and post-retirement markets where we believe that we can generate attractive returns. This strategy saw us deliver a strong relative performance in the first half of 2009. In line with the Group's strategy, we maintained a strict focus on value creation, continuing to concentrate on balancing profitable new business with capital conservation and cash generation.

We remain a market leader in the UK, in both individual annuities and with-profits, as well as parts of the corporate pensions market. The capital and equity markets remained difficult in the first half of 2009 and Prudential UK benefited from consumers increasingly seeking greater certainty and security through trusted and financially strong brands. The business has a unique combination of competitive advantages including our longevity experience, multi-asset investment capabilities, strong brand and financial strength. These put us in a strong position to generate attractive returns across our Retail and Wholesale businesses.

Financial performance

Total APE sales for the first half of 2009 of £376 million were 14 per cent down on 2008, with Retail sales of £374 million down eight per cent. This resulted in a reduction in New Business Profit of five per cent to £122 million but with the underlying new business margin increasing to 32 per cent (2008: 29 per cent). This was a strong relative performance in extremely difficult and volatile market conditions and was entirely consistent with Prudential UK's continuing focus on balancing profitable new business with capital conservation and cash generation.

This disciplined approach led to lower sales of individual annuities than in the equivalent period of 2008. The deterioration in market conditions also impacted sales of some other product lines such as offshore bonds. These reductions were partially offset by strong growth in PruFund sales as consumers increasingly looked for a more cautious investment approach and to protect themselves from market downturns through the product's 5-year capital back guarantee.

We write with-profits annuity, with-profits bond and with-profits corporate pensions business in its life fund, with other products backed by shareholder capital. The weighted average post-tax IRR on the shareholder capital allocated to new business growth in Prudential UK was in excess of 15 per cent, reflecting the lower capital usage of annuity business in the first half of 2009.

We have a strong individual annuity business, built on a robust profit flow from our internal vestings pipeline from maturing individual and corporate pension policies. The strong internal vestings pipeline is supplemented by strategic partnerships with third parties where we are the recommended annuity provider for customers vesting their pensions at retirement.

During the first half of 2009, we actively managed our sales volumes to reduce capital consumption. This resulted in very strong margins but overall individual annuity new business sales fell by 17 per cent to APE £114 million. Part of this reduction was due to consumers delaying taking out an annuity as well as lower pension pots available for annuitisation as a result of weak investment returns. Internal vestings continued to perform well with sales up one per cent to £73 million.

We have taken steps to build scale within a number of other product areas. In the second half of 2008, we made our highly successful multi-asset, smoothed investment plan (PruFund) available as a fund option, enabling consumers to invest in a range of bonds, both onshore and offshore, as well as individual pensions and income drawdown. We also launched the new PruSelect range of unit-linked funds, more than doubling the number of available funds.

Prudential was early to embrace 'factory-gate pricing'. As a result, we are well placed to compete in the post 'Retail Distribution Review' market, and to avoid the excessive strain caused by initial commission in the savings market.

In the first half of 2009 with-profits bond sales of £71 million were up 48 per cent on the same period in 2008. This strong sales growth reflects the attractiveness of our with-profits offering including in particular PruFund in which over £1.5 billion has been invested since it was launched. In July 2009, we extended the PruFund range of investments with the launch of the PruFund Cautious series which will sit alongside the PruFund Growth series as a fund link within Prudential's Flexible Investment Plan, an on-shore bond wrapper.

Individual pensions sales of £24 million were 50 per cent higher than the first half of 2008. Sales of the Flexible Retirement Plan, our factory-gate priced individual pension product, have continued to grow with sales in 2009 of APE £10 million up 131 per cent. This strong growth was due to the overall strong proposition with the PruFund and with-profits guarantees, together with a service which follows up fund transfers on behalf of advisers. The Flexible Retirement Plan is well suited to customers looking to consolidate their pension funds.

We entered the equity release market three years ago, and saw our market share grow to 23 per cent by the end of 2008. The demographic opportunities within this market are compelling, however while house price volatility continues, we have maintained our strict pricing discipline and this action has resulted in the fall in sales volumes in the first half of 2009. We will maintain this conservative stance until such time as market conditions improve.

The PruHealth joint venture uses the Prudential brand and Discovery's expertise to build branded distribution in Health and Protection. Since its launch, PruHealth has developed its product and established itself rapidly in the marketplace. It now has 210,000 lives insured, an increase of 22 per cent over the last year. Gross written premiums for the first half were £50 million, up 10 per cent on the same period last year. The focus for PruHealth is to increase sales volumes, grow the in-force book and manage its claims ratio.

PruProtect, also a joint venture with Discovery, relaunched its product range in November 2008 together with an improved distribution model, and this resulted in sales for the first six months of £6 million, compared to £1 million in the first half of 2008.

We are a leader in the UK corporate pensions market serving over 20 per cent of FTSE 350 companies as well as being one of the largest providers of pension schemes to the UK public sector. We now administer corporate pensions for over 600,000 members. For the first half of 2009 corporate pension sales of £115 million were nine per cent lower than 2008 and growth into existing schemes has remained healthy.

We have maintained our strict focus on value in the bulk annuity and back-book markets. In the first half of 2009, Prudential UK did not write any new business in this market reflecting our disciplined approach of only participating in transactions that meet its strict return on capital requirements.

EEV new business profits decreased by five per cent to £122 million in the first half of 2009 from £129 million in 2008, reflecting lower sales volumes which were partially offset by an increase in new business margin to 32 per cent from 29 per cent.

EEV basis total operating profit based on longer-term investment returns of £433 million (before restructuring costs of £9 million and including £27 million of General Insurance commission), was down 14 per cent compared with the first half of 2008. This was mainly the result of the in-force operating profit (at £284 million) being down 21 per cent on the first half of 2008. The major component of this decline in in-force operating profit was the reduction compared with last year by £59 million of the unwind of discount to the value of in-force business to £291 million. This was mainly due to a lower opening embedded value caused by the negative investment returns in 2008.

We continue to manage actively the retention of the in-force book. During the first half of 2009,our experience at an aggregate level has been in line with our long-term assumptions.

The average free surplus undiscounted payback period for business written in the first half of 2009 was 5 years.

Total IFRS operating profit increased by 15 per cent in 2009 to £330 million. The increase of 11 per cent achieved for the long-term business reflects a 39 per cent growth from the shareholder-backed annuity business, the non-repetition of one-off 2008 losses, partially offset by a 26 per cent reduction in profits attributable to the with-profits business of £147 million. This reflected the impact of bonus rate reductions in the February 2009 bonus declaration made in response to recent volatile investment performance. Non-long term business IFRS profit reflected a profit of £27 million from general insurance commission.

Financial Strength of the UK Long-term Fund

On a realistic valuation basis, with liabilities recorded on a "market consistent" basis, the free assets were valued at approximately £5 billion at 30 June 2009, before a deduction for the risk capital margin. The value of the shareholder's interest in future transfers from the UK with-profits fund is estimated at £1.6 billion. The financial strength of PAC is rated AA+ (negative outlook) by Standard & Poor's, Aa2 (negative outlook) by Moody's and AA+ (negative outlook) by Fitch Ratings.

Reflecting continued difficult conditions in financial markets, the with-profits sub-fund achieved a negative one per cent investment return in the first half of the year.

Inherited estate of Prudential Assurance

The assets of the main with-profits fund within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the 'inherited estate' and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of PAC's long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

Asset Management

Global

The Group's asset management businesses provide value to the insurance businesses within the Group by delivering sustained superior performance. They are also important profit generators in their own right, having low capital requirements and generating significant cash flow for the Group.

Our asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group's investment propositions in retail financial services markets that are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms. Wholesale profit streams are also growing.

The Group's asset management businesses operate different models and under different brands tailored to their markets and strengths. However they continue to work together by managing money for each other with clear regional specialism, distributing each others' products and sharing knowledge and expertise, such as credit research.

Each business and its performance in the first half of 2009 is summarised below.

M&G

	AER			CER
	Half year 2009	Half year 2008	Change	Half year 2008	Change
	£m	£m	%	£m	%
Net investment flows	8,625	2,437	254	2,437	254
Revenue	195	235	(17)	235	(17)
Other income	7	12	(42)	12	(42)
Staff Costs	(85)	(101)	16	(101)	16
Other Costs	(42)	(42)	-	(42)	-
Underlying profit before Performance-related Fees	75	104	(28)	104	(28)
Performance-related fees	-	9	(100)	9	(100)
Operating profit from asset management operations	75	113	(34)	113	(34)
Operating profit from Prudential Capital	27	33	(18)	33	(18)
Total IFRS operating profit	102	146	(30)	146	(30)
FUM	149bn	159bn	(6)	159bn	(6)

M&G is our UK and European fund manager, responsible for £149 billion of investments as at 30 June 2009 on behalf of both internal and external clients. M&G is an investment-led business, which aims to deliver superior investment performance and maximise risk-adjusted returns in a variety of macro-economic environments. Through M&G we seek to add value to our Group by generating attractive returns on internal funds as well as growing profits from the management of third-party assets.

External funds now represent 37 per cent of M&G's total funds under management (FUM). Our overall strategy is to focus first and foremost on investment performance, by recruiting, developing and retaining market-leading investment talent, and by creating the environment and infrastructure this talent needs to perform to its full potential.

In the retail market, our strategy is to maximise the value of our centralised investment function through a multi-channel, multi-geography distribution approach. Key themes in recent years have included growing the proportion of business sourced from intermediated channels and the increased sale of cross-border products. Our diverse product portfolio has proved its worth during the recent turmoil in financial markets as, for example, bond funds have become more popular than equity based products.

Our institutional strategy centres on leveraging capabilities developed primarily for internal funds into higher-margin external business opportunities. In recent years this has allowed us to operate at the forefront of a number of specialist fixed income strategies, including leveraged finance and infrastructure investment. The recent upheaval in capital markets has provided interesting opportunities in fixed income which we have been able to exploit by drawing on our core research and investment expertise.

Financial performance

Net fund inflows during the first half of 2009 reached an unprecedented level of £8.6 billion, more than treble the £2.4 billion taken during the same period last year. We believe that this success is primarily the result of a relentless focus on investment performance. Over the three years to the end of June 2009, 69 per cent of M&G retail funds under management were invested in funds which delivered top quartile performance, whilst over the same period, 71 per cent of fixed income segregated mandates performed at or above benchmark.

In the retail market, net inflows were £4.1 billion (£0.9 billion in 2008), breaking the previous record for full year inflows of £3.1 billion in 2006. A very high proportion of the money is continuing to go into our market-leading range of top performing fixed income funds. During the six months, retail investors placed more than £3 billion in our bond funds as they sought to take advantage of highly attractive opportunities in the corporate bond markets. Key equity funds, such as M&G Recovery and M&G Global Basics, also continued to attract net inflows.

Our institutional business recorded net inflows of £4.5 billion, compared with £1.6 billion for the same period in 2008. A single fixed income mandate valued at £4.0 billion accounted for the majority of the inflows.

In the face of a very challenging economic environment, M&G recorded operating profits of £75 million in the first half of 2009, down from £113 million in the same period in 2008, a decline of 34 per cent. Our underlying profit, which excludes volatile performance related fees (PRFs) and carried interest earned on private equity investments, remained at £75 million in the first half of 2009, down from £104 million in the same period in 2008, a decline of 28 per cent.

The year-on-year fall in profits reflects a number of factors, including significantly lower equity market levels compared with this time last year, lower investment income and the depressed conditions of the commercial property market. We continue to focus on effective cost management to limit the impact of lower revenues on bottom-line results.

The impact of strong net inflows coupled with positive market movements has seen our overall external FUM increase to £55.9 billion, up from £47.0 billion as at 31 December 2008. Our total FUM at 30 June 2009 were £149 billion, six per cent higher than at the start of the year.

M&G continues to provide capital efficient profits and cash generation for the Prudential Group, as well as strong investment returns on our long-term business funds. Cash remittances of £44.1 million to date in 2009 to Group provided strong support for the Group's corporate objectives.

Relative Performance

Relative to our competitors, M&G has had an exceptionally strong first half in 2009. In the UK, our retail assets under management have grown 28 per cent to the end of June compared with eight per cent growth for the market as a whole, according to the Investment Management Association (IMA).

Prudential Capital

Prudential Capital manages Prudential's balance sheet for profit by leveraging Prudential's market position. This business has three strategic objectives: to operate a first-class wholesale and capital markets interface; to realise profitable proprietary opportunities within a tightly-controlled risk framework; and to provide professional treasury services to Prudential. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for our Group and its clients.

This business has continued to grow in terms of investment, infrastructure and personnel in a controlled way, while maintaining the dynamism and flexibility necessary to identify and realise opportunities for profit. Prudential Capital is committed to working more closely with other business units across the Group to exploit opportunities and improve value creation for Prudential as a whole. At Prudential Capital, we are also taking a more holistic view on hedging strategy, liquidity and capital management for the Group.

Prudential Capital has a diversified earnings base derived from bridge lending, investments and wholesale markets. Despite the continued difficult market conditions we delivered a good financial result from this business in the first half of 2009, generating half year operating profits of £27.3 million. A cash remittance was made to the holding company of £42.0 million.

Asia

Asia Asset Management

		AER		CER
	Half year 2009	Half year 2008	Change	Half year 2008	Change
	£m	£m	%	£m	%
Net investment flows	1,456	1,642	(11)	2,023	(28)
Total IFRS operating profit	21	29	(28)	36	(42)

Volatility in the equity market conditions persisted in the first half of 2009. In the first quarter, the MSCI Asia (ex-Japan) index rose by a mere one per cent. However, by the end of second quarter, the index had achieved year-to-date increase of 19 per cent. Amid this volatility, growth observed in the Asian mutual funds market was mainly driven by money market funds inflows in markets such as India, Korea and Taiwan as investors risk appetite remained low.

Against this backdrop, our Funds Under Management (FUM) for the first half of 2009, at £35.8 billion, were three per cent higher than year-end 2008 (excluding the FUM related to the sold Taiwan agency business). The overall FUM level was comprised of £4.6 billion assets from the Group, £14.8 billion from Prudential's Asian life funds and £16.4 billion from external clients.

Net flows from external clients for the first half of 2009 were only 11 per cent lower than the same period in 2008 at £1.5 billion, out of which £1.3 billion was contributed by a stronger second quarter. Net flows from external clients were wholly contributed by money market funds and together with positive market movement of £2.5 billion, these resulted in retail funds under management of £16.4 billion. External client's funds under management for the first half of 2009 were four per cent higher when compared to the same period in 2008 and eight per cent higher when compared to beginning of 2009.

IFRS profit of £21 million to 30 June 2009 was boosted by improved market conditions in the second quarter. However, this was mitigated by lower average FUM, shift in asset mix, a one-off loss in India and restructuring costs, resulting in 28 per cent decrease when compared to the first half of 2008. Excluding the one-off loss in India and restructuring costs, IFRS profit for the first half of 2009 was £27 million, seven per cent down from 2008.

Despite the difficult market environment, we remained focused on anticipating and meeting the investment needs of our clients. In the 10 markets in which we have a retail presence in, we maintained our strong market positioning as the only foreign fund manager with more top-five onshore mutual fund market positions relative to our regional competitors.

In addition, we continued investing in the business to ensure we are well-positioned to capitalise on growth opportunities.

Our investments in building up our asset management capabilities yielded promising results. This is evident from our strong year-to-date investment performance where 64 per cent of our funds outperformed their peers or benchmarks. In China, two out of five CITIC-Pru products were awarded the top class fund recognition by the China Galaxy Securities (a Chinese fund rating agency), while its third product, the Blue Chip Equity Fund was ranked first out of 196 equity funds by Morning Star.

On the products front, we have extended our range to include Latin American Equity products and are expanding our private equity investment management through the newly established PPEM entity. Our well-timed and innovative product launches also met with success. ICICI-Pru introduced the Target Returns Fund in April 2009, investing mainly in large caps and providing investors the option to switch out investments. The one-month IPO raised £105 million (INR8 billion). In China, CITIC-Prudential's Pure Bond Fund also successfully raised £163 million (RMB 1.6 billion) at the close of its IPO in March.

We remain committed to our strategy of building a multi-channel network. PCA Japan established new relationships with Nikko Cordial Securities, a mega distributor and Resona Bank, the fourth largest bank in Japan. Dubai-based PAMD also successfully secured a new distribution agreement with the largest bank in UAE, Emirates National Bank of Dubai. Similarly, PCA Korea and PCA Taiwan concluded agreements with six third-party Life insurers for their unit-linked products to feed into our funds. The focus on insurance companies' funds will help us to build a more stable and profitable funds under management base.

United States

US Asset Management

PPM America		AER		CER
	Half year 2009	Half year 2008	Change	Half year 2008	Change
	£m	£m	%	£m	%
Total IFRS operating profit	3	1	200	1	200

PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. At PPMA, our strategy is focused on managing existing assets effectively, maximising the benefits gleaned from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group. PPMA also pursues third-party mandates on an opportunistic basis.

Financial performance

IFRS operating profit in the first half of 2009 was £3 million, higher than the £1 million in the same period of 2008, at both AER and CER.

At 30 June 2009, funds under management of £41 billion were as follows:

PPMA funds under management £ bn
	Half year 2009	Half year 2009	Half year 2009	Half year 2009
	£bn	£bn	£bn	£bn
	US	UK	Asia	Total
Insurance	26	10	0	36
Unitised	0	1	3	4
CDOs	1	0	0	1
Total	27	11	3	41

US Broker-dealer

		AER		CER
	Half year 2009	Half year 2008	Change	Half year 2008	Change
	£m	£m	%	£m	%
Revenue	191	162	18	214	(11)
Costs	(189)	(157)	20	(207)	(9)
Total IFRS operating profit	2	5	(60)	7	(71)

National Planning Holdings (NPH) is Jackson's affiliated independent broker-dealer network. The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments.

We continue to grow NPH's business through strong recruiting efforts. By utilising our high-quality, state-of-the-art technology, we provide NPH's advisers with the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receive valuable insights into the needs of financial advisers and their clients.

Financial performance

NPH generated revenues of £191 million during the first half of the year, an increase from £162 million in the same period of 2008 at AER, on gross product sales of £4.6billion. Our network continues to experience profitable results, with IFRS operating profit through 30 June 2009 of £2 million, a 60 per cent decrease at AER from £5 million in the first half of 2008. We also increased the number of registered advisers in our network to approximately 3,535 at 30 June 2009.

Curian

		AER		CER
	Half year 2009	Half year 2008	Change	Half year 2008	Change
	£m	£m	%	£m	%
Gross investment flows	270	339	(20)	448	(40)
Revenue	14	13	8	17	(18)
Costs	(17)	(13)	(31)	(17)	-
Total IFRS operating profit/(loss)	(3)	0	-	0	-

Curian Capital, Jackson's registered investment advisor, provides innovative fee-based separately-managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also providing a complement to Jackson's core annuity product lines.

Financial performance

At 30 June 2009, Curian had total assets under management of £1.6 billion, compared to £1.8 billion at the end of 2008 (£1.6 billion at CER) and £1.7 billion at 30 June 2008 (£2.1 billion at CER). We generated deposits of £270 million through June 2009, down 20 per cent from the same period in 2008. The decline in both deposits and assets under management at CER were mainly due to difficult conditions in the equity markets, with the S&P 500 index falling to a 12-year low in March. In the second quarter, Curian's performance rebounded along with the market, with deposits up 88 per cent at CER from the first quarter of 2009.

The IFRS basis loss of £3 million during the first half of 2009 (2008: nil at AER and CER) was driven by the decline in assets under management.

PRUDENTIAL PLC UNAUDITED HALF YEAR 2009 RESULTS

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

OPERATING PROFIT BASED ON LONGER-TERM INVESTMENT RETURNS*i

Results Analysis by Business Area	Half year 2009 £m	Half year 2008*iv,v £m	Full year 2008*iv,v £m
Asian operations
New business	277	289	634
Business in force	124	171	579
Long-term business	401	460	1,213
Asset management	21	29	52
Development expenses	(5)	(3)	(26)
Total	417	486	1,239
US operations
New business	292	137	293
Business in force	209	217	293
Long-term business	501	354	586
Broker-dealer and asset management*ii	2	6	7
Total	503	360	593
UK operations
New business	122	129	273
Business in force	284	361	764
Long-term business	406	490	1,037
General insurance commission	27	14	44
Total UK insurance operations	433	504	1,081
M&G	102	146	286
Total	535	650	1,367
Other income and expenditure
Investment return and other net income	(3)	51	47
Interest payable on core structural borrowings	(84)	(82)	(172)
Corporate expenditure:
Group Head Office	(74)	(79)	(130)
Asia Regional Head Office	(23)	(17)	(41)
Charge for share-based payments for Prudential schemes	(11)	(4)	(6)
Total	(195)	(131)	(302)
Restructuring costs*iii	(14)	(15)	(32)
Operating profit based on longer-term investment returns*iv	1,246	1,350	2,865

Analysed as profits (losses) from:
New business (note 5)	691	555	1,200
Business in force (note 6)	617	749	1,636
Long-term business	1,308	1,304	2,836
Asset management	125	181	345
Other results	(187)	(135)	(316)
Total	1,246	1,350	2,865

*i

EEV basis operating profit based on longer-term investment returns excludes short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. In addition, in half year 2009 as a result of the exceptional dislocated market conditions, the Group incurred non-recurrent costs from an exceptional overlay short dated hedge to protect against tail events on the Group IGD capital position in addition to our regular operational hedging program. It also disposed of its Taiwan agency business. These items have been shown separately from operating profit based on longer-term investment returns. The treatment of the Taiwan agency business within the comparatives is discussed below. The amounts for these items are included in total EEV profit attributable to shareholders. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax includes these items together with actual investment returns. This basis of presentation has been adopted consistently throughout these statements.

*ii	The US broker-dealer and asset management result includes Curian losses of £3 million (half year 2008 £nil, full year 2008 £3 million).
*iii

Restructuring costs comprise the charge of £12 million recognised on an IFRS basis and an additional £2 million recognised on the EEV basis for the shareholders' share of costs incurred by the PAC with-profits fund.

*iv

In June 2009, the Group completed the previously announced sale of its Taiwan agency business. In order to facilitate comparisons of the results of the Group's retained businesses the effect of disposal and the results of the Taiwan agency business are shown separately. The presentation of the comparative results for half year and full year 2008 has been adjusted accordingly as explained in note 12.

*v	Exchange translation The comparative results have been prepared using previously reported exchange rates.

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

SUMMARY CONSOLIDATED INCOME STATEMENT

	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m
Asian operations	417	486	1,239
US operations	503	360	593
UK operations:
UK insurance operations	433	504	1,081
M&G	102	146	286
	535	650	1,367
Other income and expenditure	(195)	(131)	(302)
Restructuring costs	(14)	(15)	(32)
Operating profit based on longer-term investment returns	1,246	1,350	2,865
Short-term fluctuations in investment returns (note 7)	(707)	(1,868)	(4,967)
Mark to market value movements on core borrowings	(108)	171	656
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(71)	(98)	(14)
Effect of changes in economic assumptions and time value of cost of options and guarantees (note 8)	(384)	(100)	(398)
Profit on sale and results for Taiwan agency business (note 12)	91	(90)	(248)
Profit (loss) before tax (including actual investment returns)	67	(635)	(2,106)
Tax attributable to shareholders' profit/loss	(52)	162	771
Profit (loss) for the period	15	(473)	(1,335)

Attributable to:
Equity holders of the Company	14	(475)	(1,338)
Minority interests	1	2	3
Profit (loss) for the period	15	(473)	(1,335)

MOVEMENT IN SHAREHOLDERS' EQUITY (excluding minority interests)

	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m
Profit (loss) for the period attributable to equity shareholders	14	(475)	(1,338)
Items taken directly to equity:
Exchange movements (note 9)	(1,098)	35	2,010
Related tax	(6)	14	119
Dividends	(322)	(304)	(453)
New share capital subscribed	96	137	170
Reserve movements in respect of share-based payments	18	14	18
Treasury shares:
Movement in own shares in respect of share-based payment plans	7	6	3
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS	(8)	(8)	(25)
Mark to market value movements on Jackson assets backing surplus and required capital	63	(42)	(148)
Net (decrease) increase in shareholders' equity	(1,236)	(623)	356
Shareholders' equity at beginning of period (excluding minority interests)	14,956	14,600	14,600

Shareholders' equity at end of period (excluding minority interests)	13,720	13,977	14,956

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

SUMMARY STATEMENT OF FINANCIAL POSITION

	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m
Total assets less liabilities, excluding insurance funds	175,714	186,254	186,209
Less insurance funds*:
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds	(170,994)	(180,702)	(181,151)
Less shareholders' accrued interest in the long-term business	9,000	8,425	9,898
	(161,994)	(172,277)	(171,253)

Total net assets	13,720	13,977	14,956

Share capital	126	124	125
Share premium	1,840	1,838	1,840
IFRS basis shareholders' reserves	2,754	3,590	3,093
Total IFRS basis shareholders' equity	4,720	5,552	5,058
Additional EEV basis retained profit	9,000	8,425	9,898

Shareholders' equity (excluding minority interests)	13,720	13,977	14,956

* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Comprising:
Asian operations:
Net assets	5,308	3,831	5,431
Acquired goodwill	141	172	172
	5,449	4,003	5,603

US operations	3,953	3,709	4,453

UK operations:
Insurance business	4,677	5,956	4,919
M&G:
Net assets	178	193	147
Acquired goodwill	1,153	1,153	1,153
	6,008	7,302	6,219
Other operations:
Holding company net borrowings at market value (note 10)	(861)	(702)	(818)
Other net liabilities	(829)	(335)	(501)

Shareholders' equity at end of period (excluding minority interests)	13,720	13,977	14,956

Representing:
Long-term business operations (note 11)	13,674	13,285	14,522
Other operations	46	692	434
	13,720	13,977	14,956

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

NOTES ON THE EEV BASIS RESULTS

1.	Basis of preparation of results

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group's other operations.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.

With two principal exceptions, covered business comprises the Group's long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of two of the Group's defined benefit pension schemes. A very small amount of UK group pensions business is also not modelled for EEV reporting purposes.

SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

As regards the Group's defined benefit pension schemes, the liabilities attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable Pension Scheme are excluded from the EEV value of UK operations and included in the total for Other operations. The amounts are partially attributable to the PAC with-profits fund and shareholder-backed long-term business and partially to other parts of the Group. In addition to the amounts recognised as attributable to shareholders under IFRS, a 10 per cent share of the amount attributable to the PAC with-profits fund is recognised for EEV reporting purposes.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

The EEV basis results for 2009 and 2008 half years are unaudited. The 2008 full year results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2008. The supplement included an unqualified audit report from the auditors.

2.	Methodology

The same methodology has been applied for all periods included within these financial statements.

Embedded value

Overview

The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

-	present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital;

-	locked-in (encumbered) capital; and

-	shareholders' net worth in excess of encumbered capital (free surplus).

The value of future new business is excluded from the embedded value. In determining the embedded value or the profit before tax no smoothing of market account balance values, unrealised gains or investment returns is applied. Separately the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items, as explained in note 4.

Valuation of new business

The contribution from new business represents profits determined by applying non-economic assumptions as at the end of the period.

In determining the new business contribution for UK immediate annuity and lifetime mortgage business, which is interest rate sensitive, it is appropriate to use point of sale economic assumptions, consistent with how the business is priced. For other business within the Group end of period economic assumptions are used.

Level of encumbered capital

In adopting the EEV Principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the encumbered capital requirements. For shareholder-backed business the following capital requirements apply:

•

Asian operations: the level of encumbered capital has been set at the higher of local statutory requirements and the economic capital requirement, but in aggregate, the encumbered capital is broadly in line with the amount required under the Insurance Groups Directive (IGD).

•

US operations: the level of encumbered capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL), which is sufficient to meet the economic capital requirement.

•

UK insurance operations: the capital requirements are set at the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole, which, for half year 2009, was Pillar I.

Valuation movements on investments

With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders' equity as they arise.

The results for any covered business conceptually reflects the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders' interest, the basis for calculating the Jackson EEV result acknowledges that for debt securities backing liabilities the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that are broadly speaking held with the intent and ability to be retained for the longer term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in the statement of comprehensive income rather than in the income statement, as shown in the movement in shareholders' equity.

3.	Economic assumptions

(a)	Deterministic assumptions

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong. Except in respect of the projected returns of holdings of Asian debt and equity securities for those countries where long-term fixed interest markets are less established, the 'active' basis of assumption setting has been applied in preparing the results of all the Group's US and UK long-term business operations.

For countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations. Similarly, the projected returns on holdings of Asian securities in these territories by other Group business are set on the same basis.

Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, also based on the long-term view of Prudential's economists, to the risk-free rate. In Asia, equity risk premiums range from 3.0 per cent to 7.0 per cent (half year 2008: 3.0 per cent to 6.0 per cent; full year 2008: 3.0 per cent to 7.0 per cent). In the US and the UK, the equity risk premium is 4.0 per cent for all periods for which results are prepared in this report.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

Asian operations

	30 June 2009
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes ii, iii)					(note iii)		(note iii)
	%	%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	11.75	5.1	14.25	15.25	5.1	9.2	9.25	15.75	5.65	9.0	13.0	16.75
In force	11.75	5.3	14.25	15.25	5.1	9.2	9.2	15.75	6.8	8.9	13.0	16.75
Expected long-term rate of inflation	4.0	2.25	5.0	6.0	0.0	2.75	2.75	5.0	1.75	2.25	3.0	6.0
Government bond yield	8.25	3.6	9.25	10.25	1.9	5.3	6.5	9.25	4.25	5.5	6.75	10.25

	30 June 2008
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes ii, iii)					(note iii)		(note iii)
	%	%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	11.75	5.5	15.75	16.75	5.3	10.1	9.2	15.75	6.3	9.2	13.0	16.75
In force	11.75	5.6	15.75	16.75	5.3	10.1	9.2	15.75	6.7	9.6	13.0	16.75
Expected long-term rate of inflation	4.0	2.25	5.0	6.0	0.7	2.75	2.75	5.0	1.75	2.25	3.0	6.0
Government bond yield	8.25	3.9	9.25	10.25	2.15	6.1	6.5	9.25	4.25	5.5	6.75	10.25

	31 December 2008
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes ii, iii)					(note iii)		(note iii)
	%	%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	11.75	3.8	14.25	15.25	4.8	8.2	9.1	15.75	6.15	9.1	13.0	16.75
In force	11.75	3.9	14.25	15.25	4.8	8.2	9.0	15.75	6.85	9.7	13.0	16.75
Expected long-term rate of inflation	4.0	2.25	5.0	6.0	0.7	2.75	2.75	5.0	1.75	2.25	3.0	6.0
Government bond yield	8.25	2.3	9.25	10.25	1.6	4.3	6.5	9.25	4.25	5.5	6.75	10.25

	Asia total	Asia total	Asia total
	30 Jun 2009	30 Jun 2008	31 Dec 2008
	%	%	%
Weighted risk discount rate (note (i)):
New business (excluding Taiwan agency business)	9.4	9.9	8.7
In force (excluding Taiwan agency business)	8.5	8.8	8.0
In force (including Taiwan agency business)	N/A	8.8	7.8

Notes
(i)

The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

(ii)	The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.
(iii)	The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

	30 Jun 2009	30 Jun 2008	31 Dec 2008
	%	%	%
Hong Kong	7.6	7.9	6.2
Malaysia	12.4	12.5	12.5
Singapore	10.2	9.3	10.2

To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

US operations (Jackson)

	30 Jun 2009	30 Jun 2008	31 Dec 2008
	%	%	%
Assumed spread margins (note (iii))
New business
Assumed long-term spread between earned rate and rate credited to policyholders for new tranches of Fixed Annuity business (note (i))	2.0	1.75	1.75
In force	1.75	1.75	1.75
Risk discount rate (note (ii)):
New business	6.3	6.9	4.6
In force	5.7	5.9	3.9
US 10-year treasury bond rate at end of period	3.6	4.0	2.3
Pre-tax expected long-term nominal rate of return for US equities	7.6	8.0	6.3
Expected long-term rate of inflation	1.8	2.6	1.5

Notes
(i)

The expected long-term spread shown above for new tranches of fixed annuity business and the proportion of variable annuity new business invested in the general account for half year 2009 is assumed at a level of 2.75 per cent for the first 5 years and grades back to 2.0 per cent over the next 10 years. In addition, the assumed spread on Fixed Index Annuity new business tranches has been increased from 2.2 per cent at full year 2008 to 3.5 per cent. The increases in the spread assumptions are due primarily to the exceptional combined benefit of high investment yields with a net annualised yield on new assets of 7.0 per cent during the first half of 2009 and lower crediting rates. These revised assumptions include a provision that crediting rates and spreads will normalise in the future. Thus, the assumption for new business spreads for fixed annuities and the proportion of variable annuity business invested in the general account is set at the higher new level for the first five years before reducing over the following ten years. As before, the valuation of new business takes into account an assumed associated risk of increased lapse under certain interest rate scenarios.

(ii)

The risk discount rates at 30 June 2009 for new business and business in-force for US operations reflect weighted rates based on underlying rates of 7.6 per cent for variable annuity (VA) business and 4.3 per cent for other business. The increase in the weighted discount rates reflects the increase in the US 10-year treasury bond rate of 130 bps and a change in the product mix with the half year 2009 results seeing an increase in the proportion of new and in-force business arising from Variable Annuity business.

(iii)	Credit risk treatment

The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. The expected spread for half year 2009 has been determined after allowing for a Risk Margin Reserve (RMR) allowance of 33 basis points for longer-term defaults as described in note 4. The RMR of 33 bps represents the allowance, as at 30 June 2009, applied in the cash flow projections of the value of the in-force business.

In the event that longer-term default levels are higher then, unlike for UK  annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

The results for Jackson reflect the application of the discount rates shown above. In the event that US 10-year treasury rates increase, the altered embedded value results would reflect a lower contribution from fixed annuity business and a partially offsetting increase for variable annuity business as the projected earned rate, as well as the discount rate, would increase for this type of business.

At 31 December 2008, the book value yields, net of RMR allowance, were in excess of the risk discount rate. To correct for the anomalous effect that would otherwise occur no credit was taken in the financial statements for full year 2008 for the cost of capital benefit that this feature would have given rise to for fixed annuity business. As interest rates have subsequently risen such that the risk discount rate exceeds book value yield at 30 June 2009 no such adjustment is needed for the six months to 30 June 2009.

UK insurance operations

	30 Jun 2009	30 Jun 2008	31 Dec 2008
	%	%	%
Shareholder-backed annuity business:
Risk discount rate (notes (i) and (iv))
New business	11.0	8.9	9.6
In force	11.0	8.9	12.0
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business (note (iii)):
Fixed annuities	6.7	6.2	6.7
Inflation-linked annuities	6.1	5.6	5.8

Other business:
Risk discount rate (notes (ii) and (iv))
New business	7.1	8.65	6.7
In force	7.0	8.5	6.75
Pre-tax expected long-term nominal rates of investment return:
UK equities	8.1	9.2	7.7
Overseas equities	7.6 to 10.3	8.0 to 10.2	6.3 to 10.25
Property	6.4	7.4	6.0
Gilts	4.1	5.2	3.7
Corporate bonds - with-profits funds (note (iv))	5.6	6.9	5.2
- other business	5.6	6.9	5.2
Expected long-term rate of inflation	3.7	4.1	3.0
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	6.75	8.3	6.6
Life business	6.1	7.4	5.8

Notes
(i)

The new business risk discount rate for shareholder-backed annuity business for year end 2008 reflected the assets allocated to back new business with an allowance for credit risk based on point of sale market conditions, consistent with how the business was priced. The year end 2008 total allowance for credit risk has been retained for new business pricing during 2009 so the allowance for credit risk for new business at point of sale is consistent with the opening in-force assumption.

(ii)	The risk discount rate for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.
(iii)	The pre-tax rates of return for shareholder-backed annuity business are based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults.
(iv)	Credit spread treatment

For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities. Given the current exceptional fixed interest market conditions, and the Company's expectation that the current widened credit spreads will not be maintained, the Company considers that it is most appropriate to assume an unchanged level of credit spreads, an unchanged level of longer-term default allowance and an unchanged risk discount rate methodology relative to those used at 31 December 2007.

For UK annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a "market consistent embedded value" including liquidity premium. The liquidity premium in the "market consistent embedded value" is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. The risk discount rate in the EEV reflects the excess of the total allowance for credit risk over the best estimate default assumptions. For Prudential Retirement Income Limited (PRIL), which has approximately 90 per cent of UK shareholder-backed annuity business, the allowance for credit risk at 30 June 2009 is made up of:

(a)

26 bps for fixed annuities and 13 bps for inflation-linked annuities in respect of long-term expected defaults. This is derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating, to the asset portfolios.

(b)

17 bps for fixed annuities and 9 bps for inflation-linked annuities in respect of long-term credit risk premium for the potential volatility in default levels. This is derived by applying the 95th worst percentile from Moody's data from 1970 to 2004, to the asset portfolios.

(c)

46 bps for fixed annuities and 50 bps for inflation-linked annuities in respect of additional short-term credit risk, reflecting short-term credit rating downgrades and defaults in excess of the long-term assumptions. At 31 December 2008, this was derived as 25 per cent of the increase in credit spreads over swaps that has occurred since 31 December 2006 based on a set of externally published indices weighted to reflect the asset mix. During 2009, this element of the overall credit assumption has not been derived by reference to credit spreads; rather it has been reduced in order to offset the impact of actual downgrades during the period on the long-term assumptions in (a) and (b) above and increased to eliminate the positive experience variance that would otherwise have arisen from the small number of actual defaults that were experienced in the period.

On a weighted basis for fixed annuities and inflation-linked annuities, the allowance at 30 June 2009 is 24 bps for long-term expected defaults, 15 bps for long-term credit risk premium, and 46 bps for short-term credit risk. This compares with the allowance at 31 December 2008 of 15 bps for long-term expected defaults, 11 bps for long-term credit risk premium, and 54 bps for short-term credit risk.

Pillar I reserves are calculated using a similar allowance for credit risk.

The Pillar I allowance of 85 bps per annum is financially equivalent to 236 bps from 1 July 2009 until 31 December 2011 and 44 bps thereafter for the life of the book.

The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

(b)	Stochastic assumptions

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

Asian operations

•

The same asset return models as used in the UK, appropriately calibrated, have been used for the Asian operations as described for UK insurance operations below. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset.

•	The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Malaysia and Singapore operations.
•

The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns ranges from 18 per cent to 30 per cent (half year 2008: 18 per cent to 25 per cent; full year 2008: 18 per cent to 30 per cent), and the volatility of government bond yields ranges from 1.3 per cent to 2.4 per cent (half year 2008: 1.2 per cent to 2.5 per cent; full year 2008: 1.4 per cent to 2.4 per cent).

US operations (Jackson)

•	Interest rates are projected using a log-normal generator calibrated to actual market data;
•	Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and
•

Variable annuity equity and bond returns have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 18.6 per cent to 28.1 per cent across all reporting periods, depending on risk class, and the standard deviation of bond returns ranges from 1.4 per cent to 1.6 per cent (half year 2008: 1.4 per cent to 1.6 per cent; full year 2008: 1.5 per cent to 1.6 per cent).

UK insurance operations

•	Interest rates are projected using a two-factor model calibrated to actual market data;
•	The risk premium on equity assets is assumed to follow a log-normal distribution;
•	The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and
•

Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied to all periods presented are as follows:

%
Equities:
UK	18.0
Overseas	16.0
Property	15.0

4.	Accounting presentation

Analysis of profit before tax

To the extent applicable, presentation of the EEV profit for the period is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results of the Group's continuing operations including longer-term investment returns. Operating results include the impact of routine changes of estimates and non-economic assumptions. Non operating results comprise short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees. In half year 2009 as a result of the exceptional dislocated market conditions, the Group incurred non-recurrent costs from an exceptional overlay short dated hedge to protect against tail events on the Group IGD capital position in addition to regular operational hedging programs. These costs have been shown separately within short-term fluctuations in investment returns. Also, in June 2009, the Group completed the disposal of the Taiwan agency business. The effect of this disposal and the results of the Taiwan agency business have been presented separately outside of the operating result.

Operating profit

Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purpose of calculating the longer-term investment return to be included in the operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.

For the purposes of determining the long-term returns for debt securities of shareholder-backed operations, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit reflects the expected longer-term rate of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

Effect of changes in economic assumptions and time value of cost of options and guarantees

Movements in the value of in-force business caused by changes in economic assumptions and the time value of cost of options and guarantees resulting from changes in economic factors are recorded in non-operating results.

5.	New business premiums, contributions and margins

Period ended 30 June 2009	New Business Premiums		Annual Premium Equivalents (note (i)) (APE)	Present Value of New Business Premiums (note (i)) (PVNBP)	Pre-Tax New Business Contribution (notes (ii) and (iii))	New Business Margin (note (i))
	Single	Regular				(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operations (note (iv))	365	517	553	2,706	277	50	10.2
US operations (note (v))	3,798	12	392	3,889	292	74	7.5
UK insurance operations	2,451	131	376	3,062	122	32	4.0
Total	6,614	660	1,321	9,657	691	52	7.2

Period ended 30 June 2008	New Business Premiums		Annual Premium Equivalents (note (i)) (APE)	Present Value of New Business Premiums (note (i)) (PVNBP)	Pre-Tax New Business Contribution (notes (ii) and (iii))	New Business Margin (note (i))
	Single	Regular				(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operations (note (iv))	931	555	648	3,435	289	45	8.4
US operations	3,453	11	356	3,537	137	38	3.9
UK insurance operations (note (vi))	3,125	125	438	3,664	129	29	3.5
Total	7,509	691	1,442	10,636	555	38	5.2

Year ended 31 Dec 2008	New Business Premiums		Annual Premium Equivalents (note (i)) (APE)	Present Value of New Business Premiums (note (i)) (PVNBP)	Pre-Tax New Business Contribution (notes (ii) and (iii))	New Business Margin (note (i))
	Single	Regular				(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operations (note (iv))	1,340	1,082	1,216	6,508	634	52	9.7
US operations	6,917	24	716	7,140	293	41	4.1
UK insurance operations	6,929	254	947	8,081	273	29	3.4
Total	15,186	1,360	2,879	21,729	1,200	42	5.5

Notes
(i)

New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP). APEs are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

(ii)

In determining the EEV basis value of new business written in the period the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

(iii)

In general, as described in note 3 above, the use of point of sale or end of period economic assumptions is not significant in determining the new business contribution for different types of business and across financial reporting periods. However, to obtain proper measurement of the new business contribution for business which is interest rate sensitive, it is appropriate to use point of sale economic assumptions, consistent with how the business was priced. In practice, the only area within the Group where this has a material effect, particularly in light of the recent dislocation of markets, is for UK shareholder-backed annuity and lifetime mortgage business. The half year 2009 and full year 2008 results for shareholder-backed annuity and lifetime mortgage business have been prepared on the basis of point of sale rather than end of period economic assumptions which previously applied for EEV reporting. For half year 2008, the effect of the use of point of sale market conditions would not have been material.

New business contributions for all business represent profits determined by applying non-economic assumptions as at the end of the period.

(iv)

The tables above include new business for the Taiwan bank distribution operation. New business of the Taiwan agency business, which was sold in June 2009 (as explained in note 12) are excluded from the tables. Comparative figures have been adjusted accordingly.

(v)

The increase in new business margin for US operations in half year 2009 reflects the significant changes to target spread for Fixed Annuity and Fixed Index Annuity business primarily as a result of the exceptional combined benefit of high investment yields on new assets and lower crediting rates, as described in note 3 above.

(vi)

To align with the treatment in the half year 2009 and full year 2008 results, the tables for UK insurance operations above for half year 2008 reflect the inclusion of the Group's UK health insurance joint venture operation, PruHealth, with an APE of £8 million and PVNBP of £79 million.

6.	Operating profit from business in-force

	Unwind of discount and other expected returns (note(i))	Effect of change in operating assumptions (note (ii))	Experience variances and other items (note (iii))	Total
Period ended 30 June 2009	£m	£m	£m	£m

Asian operations (note (iv))	248	(64)	(60)	124
US operations	142	(13)	80	209
UK operations	291	-	(7)	284
Total	681	(77)	13	617

	Unwind of discount and other expected returns (note(i))	Effect of change in operating assumptions	Experience variances and other items	Total
Period ended 30 June 2008	£m	£m	£m	£m

Asian operations (note (iv))	193	18	(40)	171
US operations	137	44	36	217
UK operations (note (v))	350	-	11	361
Total	680	62	7	749

	Unwind of discount and other expected returns	Effect of change in operating assumptions	Experience variances and other items	Total
Year ended 31 December 2008	£m	£m	£m	£m

Asian operations (note (iv))	409	165	5	579
US operations	233	(17)	77	293
UK operations (note (vi))	569	-	195	764
Total	1,211	148	277	1,636

Notes
(i)

Unwind of discount and other expected returns

The unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period. For the unwind of discount for UK insurance operations included in operating results based on longer-term returns a further adjustment is made. For UK insurance operations the amount shown above represents the unwind of discount on the value of in-force business at the beginning of the period (adjusted for the effect of current period assumption changes), the expected return on smoothed surplus assets retained within the PAC with-profits fund and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed.  The increase for Asian operations from £193 million for half year 2008 to £248 million for half year 2009 primarily reflects the increase in the value of in-force business from 1 January 2008 to 1 January 2009. The reduction for UK operations in unwind of discount and other expected returns from £350 million for half year 2008 to £291 million reflects the decrease in the value of in-force business from 1 January 2008 to 1 January 2009.

(ii)

Effect of changes in operating assumptions

The charge of £64 million for Asian operations comprises £60 million for changes to persistency assumptions, £9 million in respect of expenses and a net credit of £5 million for other items. The persistency assumption changes are mainly as a direct consequence of the impact on policyholders' savings behaviour from adverse economic and market conditions, arising mostly with investment related products, principally in Korea (£23 million), and Hong Kong (£14 million).

The charge of £13 million for US operations comprises a charge of £56 million for persistency, offset by credits of £35 million for mortality assumption changes and £8 million for other items. The charge for persistency comprises £30 million for an increase in the assumed utilisation of the partial withdrawal option on Variable and Fixed Annuity business, and £26 million for the effect of other altered lapse rates, in line with experience. The £35 million credit for mortality reflects lower mortality rates for the Life of Georgia business, based upon actual experience since the acquisition of the business in 2005.

(iii)

Experience variance and other items

The £60 million charge for Asian operations primarily reflect the effects of adverse persistency of £47 million, as customers have withdrawn from investment related products (for which assumptions have been strengthened, as explained in note (ii)), including a charge in Korea of £18 million. The residual £13 million charge reflects a combination of adverse expense experience as sales levels have been less than target given current market conditions, offset by the favourable mortality and morbidity experience.

(iv)

In order to facilitate comparisons of results of the Group's retained businesses the operating profits for Asian operations, including those from business in-force exclude the element related to the sold Taiwan agency business. Note 12 shows the effect of the adjusted presentation of comparative basis results for half year and full year 2008.

(v)

The presentation of the half year 2008 results have been adjusted to show £14 million of UK general insurance commission separately from the long-term business EEV results. Total operating profit from UK insurance operations is unaffected by this reclassification.

(vi)

The credit of £195 million for UK operations for full year 2008 includes £118 million resulting from part of the effect of rebalancing assets, including lifetime mortgage assets, that support the shareholder-backed annuity portfolio. For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may from time to time take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the risk adjusted yield on the assets used to determine the valuation interest rate for calculating the carrying value of policyholder liabilities. In full year 2008 the amount of £118 million included in operating profit for the effect of rebalancing the portfolio was calibrated to investment conditions at 31 December 2006 i.e. prior to the exceptional spread widening in 2007 and 2008. The additional increase in the Pillar I valuation interest rate due to rebalancing at the credit spreads at which assets were traded in 2008 is reflected within non-operating profit together with, via the increase in discount rate, the additional allowance for credit risk for the portfolio as a whole as described in note 8.

7.	Short-term fluctuations in investment returns

	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m
Insurance operations:
Asia (note (i))	101	(455)	(903)
US (note (ii))	(304)	(297)	(1,344)
UK (note (iii))	(363)	(959)	(2,407)
	(566)	(1,711)	(4,654)
Other operations
IGD hedge costs (note (iv))	(216)	-	-
Other (note (v))	75	(157)	(313)
	(141)	(157)	(313)
Total	(707)	(1,868)	(4,967)

Notes
(i)	Asian operations

	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
Singapore	72	(103)	(310)
Hong Kong	(15)	(59)	(284)
Vietnam	(14)	(151)	(82)
Other operations	58	(142)	(227)
	101	(455)	(903)

The short-term fluctuations in Asia reflect the effect of strong equity market performance across the region offset by the impact of negative bond returns, particularly in Hong Kong, Malaysia and Singapore. In addition in Vietnam there was a switch in the portfolio from equities to other assets in early 2009.

(ii)

US operations (Jackson)

The short-term fluctuations in investment returns for US operations primarily reflect the impact of impairment losses on debt securities and the effects on the value of variable annuity business of adverse movements in US equity markets. The fluctuations for US operations comprise the following items:

Short-term fluctuations in investment returns	Half Year 2009	Half Year 2008	Full Year 2008
	£m	£m	£m
Actual realised losses less default assumption and amortisation of interest related gains and losses for fixed income securities and related swap transactions	(287)	(116)	(463)
Actual less long-term return on equity based investments and other items	(75)	(43)	(148)
Investment return related gain (loss) due primarily to changed expectation of profits on in-force variable annuity business in future periods based on current period equity returns, net of related hedging activity for equity related products*	58	(138)	(733)
Total Jackson	(304)	(297)	(1,344)

* This gain (loss) arises due to the market returns being higher (lower) than the assumed longer-term rate of return. This gives rise to higher (lower) expected values of variable annuity assets under management with a resulting effect on the projected value of future account values and hence future profitability from altered fees. For half year 2009, the actual rate of return was approximately positive 5.3 per cent compared to the assumed longer-term rate of return of 3.55 per cent for a six month period.

(iii)	UK insurance operations The short-term fluctuations in investment returns for UK insurance operations for half year 2009 arise on the following types of business:

	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
With-profits (note (a))	(270)	(855)	(2,083)
Shareholder-backed annuity (note (b))	(60)	(34)	(213)
Unit-linked and other (note (c))	(33)	(70)	(111)
	(363)	(959)	(2,407)

Notes
(a)

The short-term fluctuations in investment returns for with-profits business in half year 2009 of £(270) million represents the negative 1 per cent actual investment return on the PAC with-profits fund against an assumed rate of 3.3 per cent for a six month period.

	(b)	Short-term fluctuations in investment returns on shareholder-backed annuity business primarily represent value movements on assets backing the capital of the business.
	(c)	The charge of £(33) million relates primarily to unit-linked business and predominantly represents the capitalised loss of future fees from the fall in market values experienced during the period.

(iv)	IGD hedge costs The IGD hedge costs are discussed in more detail in note F of the IFRS financial statements.
(v)

Other operations

The credit of £75 million for other operations for half year 2009 primarily arises from unrealised value movements of £69 million in swaps held centrally to manage Group assets and liabilities.

8.	Effect of changes in economic assumptions and time value of cost of options and guarantees

The (losses) profits on changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within profit (loss) before tax (including actual investment returns) arise as follows:

	Half year 2009			Half year 2008			Full year 2008
	Change in economic assumptions	Change in time value of cost of options and guarantees	Total	Change in economic assumptions	Change in time value of cost of options and guarantees	Total	Change in economic assumptions	Change in time value of cost of options and guarantees	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Asian operations (note (i))	(86)	(3)	(89)	(33)	(12)	(45)	157	0	157
US operations (note (ii))	(60)	24	(36)	23	2	25	267	11	278
UK insurance operations (note (iii))	(264)	5	(259)	(78)	(2)	(80)	(783)	(50)	(833)
Total	(410)	26	(384)	(88)	(12)	(100)	(359)	(39)	(398)

Notes
(i)	The effect of changes in economic assumptions in Asia for half year 2009 of £(86) million reflect the increases in risk discount rates and fund earned rates.
(ii)

The charge for the effect of changes in economic assumptions for half year 2009 for US operations of £(60) million primarily arises as a result of the impact of an increase in the risk discount rate of £(312) million, partially offset by the impact of an increase in the variable annuity separate account return of £278 million, both movements reflecting the 130 bps increase in the US 10-year treasury bond rate as shown in note 3 above.

(iii)	The effect of changes in economic assumptions of a charge of £(264) million for UK insurance operations comprises the effect of:

	Half year 2009			Half year 2008			Full year 2008
	Shareholder-backed annuity business (note (a))	With-profits and other business (note (b))	Total	Shareholder-backed annuity business	With-profits and other business	Total	Shareholder-backed annuity business (note (c))	With-profits and other business	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Effect of change in expected long-term rates of return	(264)	78	(186)	64	387	451	83	(1,082)	(999)
(Increase) decrease in risk discount rates	105	(113)	(8)	(187)	(355)	(542)	(394)	668	274
Other changes	-	(70)	(70)	(3)	16	13	(6)	(52)	(58)
	(159)	(105)	(264)	(126)	48	(78)	(317)	(466)	(783)

Notes
(a)

The charge of £(264) million for shareholder-backed annuity business for half year 2009 reflects primarily an increase in the allowance for best estimate expected defaults included in the long-term expected rate of return.

(b)

For with-profits and other business for half year 2009 the increase in fund earned rates and risk discount rates primarily reflect the increase in gilt rates of 0.4 per cent for half year 2009 as shown in note 3.

(c)

For shareholder-backed annuity business for full year 2008, the impact of the change in risk discount rates of £(394) million includes £(400) million in respect of strengthening credit risk assumptions (excluding the strengthening required in respect of the £2.8 billion rebalancing the assets portfolios). The impact of the change in portfolio yields of £83 million for full year 2008 includes a profit of £231 million in respect of the rebalancing, calculated by reference to changes in credit spreads since 31 December 2006.

9.	Exchange movements

To be consistent with the basis applied for IFRS reporting, EEV basis results for the period are translated at average exchange rates. Shareholders' funds are translated at period end rates with exchange movements recognised in EEV basis shareholders' equity as follows:

	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
Long-term business operations:
Asian operations	(686)	42	1,170
US operations	(552)	0	1,264
	(1,238)	42	2,434
Other operations (primarily reflecting US$ denominated holding company borrowings and hedge positions)	140	(7)	(424)
Total	(1,098)	35	2,010

10.	Holding company net borrowings at market value

Holding company net borrowings at market value are set out in the table below. In May 2009, the Company repaid maturing £249 million senior debt and in the same month the Company issued £400 million subordinated notes in part to replace the maturing debt. In July 2009, the Company issued US$750 million perpetual subordinated capital securities.

	30 Jun 2009	30 Jun 2008	31 Dec 2008
	£m	£m	£m
Holding company borrowings:
IFRS basis	2,747	2,401	2,785
Mark to market value adjustment	(634)	(201)	(802)
EEV basis (note)	2,113	2,200	1,983
Holding company* cash and short-term investments	(1,252)	(1,498)	(1,165)
Holding company net borrowings	861	702	818

*Including central finance subsidiaries.

Note
EEV basis holding company borrowings comprise:

	30 Jun 2009	30 Jun 2008	31 Dec 2008
	£m	£m	£m
Perpetual subordinated capital securities (Innovative Tier 1)	612	633	513
Subordinated notes (Lower Tier 2)	1,056	786	737
Senior debt	445	781	733
	2,113	2,200	1,983

11.	Group analysis of underlying business activity

The following analysis shows the movement in the embedded value of the long-term operations arising from the Group's underlying business activity and the effects of the current exceptional dislocated market conditions.

Group

	Free surplus (note (ii))	Required capital (note (iii))	Net worth	Value of in-force	Total
	£m	£m	£m	£m	£m
Underlying movement:
New business	(331)	220	(111)	590	479
Business in force
- expected transfer	792	(198)	594	(594)	-
- unwind of discount, effects of changes in operating assumptions, operating experience variance and other operating items	10	36	46	398	444
	471	58	529	394	923
Investment movements and effect of changes in economic assumptions (note (iv))	(501)	189	(312)	(407)	(719)
Profit on sale of Taiwan agency business (note 12)	987	(1,232)	(245)	393	148
	486	(1,043)	(557)	(14)	(571)
Net cash flows to parent company (note (vii))	(314)	-	(314)	-	(314)
Exchange movements, timing differences and other items	275	(333)	(58)	(828)	(886)
Net movement	918	(1,318)	(400)	(448)	(848)
Balance at 1 January 2009	447	4,117	4,564	9,958	14,522
Balance at 30 June 2009	1,365	2,799	4,164	9,510	13,674

Notes
(i)	All figures are shown net of tax.
(ii)

Free surplus is the market value of the net worth in excess of the capital required to support the covered business. Where appropriate adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV principles.

(iii)	Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements, as described in note 2.
(iv)	Investment movements and effect of changes in economic assumptions represent:

	Free surplus (note (ii)) £m	Required capital (note (iii)) £m	Net worth £m	Value of in-force £m	Total £m
Investment movements (notes (v) and (vi))	(356)	(2)	(358)	(98)	(456)
Effect of changes in economic assumptions (note (vi))	(145)	191	46	(309)	(263)
	(501)	189	(312)	(407)	(719)

(v)

Investment movements primarily reflect temporary market movements on the portfolio of investments held by the Group's shareholder-backed operations together with the shareholders' 10 per cent interest in the value movements on the assets in the with-profits funds.

(vi)

The effect of changes in economic assumptions includes the impact of an increase in required capital for Jackson of £262 million driven by impairments and credit downgrades. Separately, investment movements include the effect of impairments and credit downgrades in excess of the expected longer-term level reflected within operating profit.

(vii)	Net cash flows to parent company reflect the flows for long-term business operations as included in the holding company cash flow at transaction rate.

12.	Sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan

	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
Profit on sale and results for Taiwan agency business	91	(90)	(248)

(i)

Half year 2009

On 20 February 2009, the Group announced the intended sale of the agency business of its Taiwan life operation to China Life Insurance of Taiwan for consideration of NT$1. The economic transfer date for the purposes of determining the net assets transferred was 28 February 2009. The sale was completed, following regulatory approval on 19 June 2009.

The profit on sale comprises:

£m
Proceeds	-
Net asset value attributable to equity holders of Company and provision for restructuring costs	134
Goodwill written off	(44)
Estimate as announced on 20 February 2009	90
Plus: effect of completion and other adjustments	1
91
Representing:
Profit arising from long-term business operations (note 11)	148
Goodwill written off	(44)
Adjustments in respect of restructuring costs borne by non-covered business	(13)
91

(ii)

Half year and full year 2008 comparative results

The results for half year and full year 2008 of £(90) million and £(248) million respectively comprise the total result for the sold business i.e. including operating profit, short-term fluctuations in investment returns and the effect of changes in economic assumptions and the time value of cost of options and guarantees.

In order to facilitate comparisons of the Group's retained businesses, the presentation of the EEV basis results has been adjusted to show separately the result for the sold Taiwan agency business, as explained below:

	Half year 2008			Full year 2008
	As previously published £m	Adjustment £m	Adjusted £m	As previously published £m	Adjustment £m	Adjusted £m
APE new business	1,513*	(71)	1,442	3,025	(146)	2,879
New business profit	602	(47)	555	1,307	(107)	1,200
In-force profit	795**	(46)	749	1,625	11	1,636
Asset management	181	-	181	345	-	345
Other results	(148)**	13	(135)	(316)	-	(316)
Operating profit based on longer-term investment returns	1,430	(80)	1,350	2,961	(96)	2,865
Short-term fluctuations in investment returns	(1,949)	81	(1,868)	(5,127)	160	(4,967)
Mark to market value movement on core borrowings	171	-	171	656	-	656
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(98)	-	(98)	(15)	1	(14)
Effect of changes in economic assumptions and the time value of cost of options and guarantees	(189)	89	(100)	(581)	183	(398)
Result of sold Taiwan Agency business	Included above	(90)	(90)	Included above	(248)	(248)
Loss before tax	(635)	-	(635)	(2,106)	-	(2,106)

* After including £8 million for the Group's UK health insurance joint venture operation, PruHealth, to be consistent with the full year 2008 basis of preparation.

** After adjusting by £14 million for UK general insurance commission as shown separately in these statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED INCOME STATEMENT

	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m
Earned premiums, net of reinsurance	9,518	8,926	18,789
Investment return	3,625	(9,752)	(30,202)
Other income	574	453	1,146
Total revenue, net of reinsurance	13,717	(373)	(10,267)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(10,783)	1,479	10,824
Acquisition costs and other operating expenditure	(2,446)	(1,763)	(2,459)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(84)	(82)	(172)
Loss on sale of Taiwan agency business (note G)	(559)	-	-
Total charges, net of reinsurance	(13,872)	(366)	8,193

Loss before tax (being tax attributable to shareholders' and policyholders' returns)*	(155)	(739)	(2,074)
Tax credit attributable to policyholders' returns	79	637	1,624
Loss before tax attributable to shareholders (note C)	(76)	(102)	(450)
Tax (charge) credit (note H)	(103)	625	1,683
Less: tax credit attributable to policyholders' returns	(79)	(637)	(1,624)
Tax (charge) credit attributable to shareholders' returns (note H)	(182)	(12)	59

Loss from continuing operations after tax / Loss for the period	(258)	(114)	(391)

Attributable to:
Equity holders of the Company	(254)	(116)	(396)
Minority interests	(4)	2	5
Loss for the period	(258)	(114)	(391)
	Half year	Half year	Full year
Earnings per share (in pence)	2009	2008	2008

Based on loss for the period attributable to the equity holders of the Company:
Basic (note I)	(10.2)p	(4.7)p	(16.0)p

Diluted (note I)	(10.2)p	(4.7)p	(16.0)p

* This measure is the formal loss before tax measure under IFRS but it is not the result attributable to shareholders.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME*

	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m

Loss for the period	(258)	(114)	(391)

Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period	(292)	32	391
Related tax	(6)	14	119
	(298)	46	510

Available-for-sale securities:
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealised holding gains (losses) arising during the period	662	(774)	(2,482)
Add back net losses included in the income statement on disposal and impairment	146	97	378
Total (note M)	808	(677)	(2,104)
Related change in amortisation of deferred income and acquisition costs	(235)	244	831
Related tax	(150)	148	442
	423	(285)	(831)

Other comprehensive income (loss) for the period, net of related tax	125	(239)	(321)

Total comprehensive loss for the period	(133)	(353)	(712)

Attributable to:
Equity holders of the Company	(129)	(355)	(717)
Minority interests	(4)	2	5
Total comprehensive loss for the period	(133)	(353)	(712)

*This consolidated statement of comprehensive income has been introduced as a result of the adoption of amendments to IAS 1 'Presentation of Financial Statements: A Revised Presentation'. See note B.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Period ended 30 Jun 2009
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income (loss) for the period	-	-	(254)	(298)	423	(129)	(4)	(133)
Dividends	-	-	(322)	-	-	(322)	-	(322)
Reserve movements in respect of share-based payments	-	-	18	-	-	18	-	18
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	(22)	(22)

Share capital and share premium
New share capital subscribed	1	95	-	-	-	96	-	96
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	-	(95)	95	-	-	-	-	-

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	7	-	-	7	-	7
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	(8)	-	-	(8)	-	(8)
Net increase (decrease) in equity	1	-	(464)	(298)	423	(338)	(26)	(364)

At beginning of period	125	1,840	3,604	398	(909)	5,058	55	5,113
At end of period	126	1,840	3,140	100	(486)	4,720	29	4,749

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Period ended 30 Jun 2008
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income (loss) for the period	-	-	(116)	46	(285)	(355)	2	(353)
Dividends	-	-	(304)	-	-	(304)	-	(304)
Reserve movements in respect of share-based payments	-	-	14	-	-	14	-	14
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	(6)	(6)

Share capital and share premium
New share capital subscribed	1	136	-	-	-	137	-	137
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	-	(126)	126	-	-	-	-	-

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	6	-	-	6	-	6
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	(8)	-	-	(8)	-	(8)
Net increase (decrease) in equity	1	10	(282)	46	(285)	(510)	(4)	(514)

At beginning of period	123	1,828	4,301	(112)	(78)	6,062	102	6,164
At end of period	124	1,838	4,019	(66)	(363)	5,552	98	5,650

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 Dec 2008
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income (loss) for the year	-	-	(396)	510	(831)	(717)	5	(712)
Dividends	-	-	(453)	-	-	(453)	(2)	(455)
Reserve movements in respect of share-based payments	-	-	18	-	-	18	-	18
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	(50)	(50)

Share capital and share premium
New share capital subscribed	2	168	-	-	-	170	-	170
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	-	(156)	156	-	-	-	-	-

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	3	-	-	3	-	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	(25)	-	-	(25)	-	(25)
Net increase (decrease) in equity	2	12	(697)	510	(831)	(1,004)	(47)	(1,051)
At the beginning of the year	123	1,828	4,301	(112)	(78)	6,062	102	6,164
At end of year	125	1,840	3,604	398	(909)	5,058	55	5,113

As a result of the introduction of the consolidated statement of comprehensive income there has been a reclassification of £240 million of exchange losses from the Available-for-sale securities reserve to the Translation reserve in the 2008 full year comparatives as explained in note B.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	30 Jun 2009 £m	30 Jun 2008 £m	31 Dec 2008 £m
Assets

Intangible assets attributable to shareholders:
Goodwill	1,310	1,341	1,341
Deferred acquisition costs and other intangible assets (note P)	4,045	3,290	5,349
	5,355	4,631	6,690

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	159	174	174
Deferred acquisition costs and other intangible assets	111	18	126
	270	192	300
Total	5,625	4,823	6,990

Other non-investment and non-cash assets:
Property, plant and equipment	428	1,038	635
Reinsurers' share of insurance contract liabilities	1,114	971	1,240
Deferred tax asset (note H)	2,149	1,250	2,886
Current tax recoverable	389	244	657
Accrued investment income	2,366	2,209	2,513
Other debtors	1,311	1,108	1,232
Total	7,757	6,820	9,163

Investments of long-term business and other operations:
Investment properties	10,479	13,529	11,992
Investments accounted for using the equity method	6	16	10
Financial investments:
Loans (note K)	8,613	8,719	10,491
Equity securities and portfolio holdings in unit trusts	56,069	75,876	62,122
Debt securities (note L)	89,399	83,806	95,224
Other investments	6,085	4,528	6,301
Deposits	8,806	8,194	7,294
Total	179,457	194,668	193,434

Properties held for sale	5	-	-
Cash and cash equivalents	6,542	4,844	5,955
Total assets (note D)	199,386	211,155	215,542

	30 Jun 2009 £m	30 Jun 2008 £m	31 Dec 2008 £m
Equity and liabilities

Equity
Shareholders' equity	4,720	5,552	5,058
Minority interests	29	98	55
Total equity	4,749	5,650	5,113
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	165,047	169,113	173,977
Unallocated surplus of with-profits funds	7,061	12,560	8,414
Total	172,108	181,673	182,391

Core structural borrowings of shareholder-financed operations:
Subordinated debt	2,198	1,603	1,987
Other	701	923	971
Total (note N)	2,899	2,526	2,958
Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note O)	2,855	2,908	1,977
Borrowings attributable to with-profits operations (note O)	1,349	937	1,308

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	4,218	5,053	5,572
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,706	3,755	3,843
Current tax liabilities	663	952	842
Deferred tax liabilities (note H)	2,651	2,843	3,229
Accruals and deferred income	626	773	630
Other creditors	1,640	1,956	1,496
Provisions	614	488	461
Derivative liabilities	1,379	723	4,832
Other liabilities	929	918	890
Total	15,426	17,461	21,795
Total liabilities	194,637	205,505	210,429
Total equity and liabilities (note D)	199,386	211,155	215,542

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m
Cash flows from operating activities
Loss before tax (being tax attributable to shareholders' and policyholders' returns) (note (i))	(155)	(739)	(2,074)
Changes in operating assets and liabilities (note (ii))	1,068	1,236	3,978
Other items (note (ii))	633	(325)	(760)
Net cash flows from operating activities	1,546	172	1,144
Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment	(22)	(55)	(229)
Disposal of Taiwan agency business (notes (iii) and G )	(436)	-	-
Net cash flows from investing activities	(458)	(55)	(229)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (notes (iv) and N):
Issue of subordinated debt, net of costs	379	-	-
Redemption of senior debt	(249)	-	-
Interest paid	(98)	(91)	(167)
With-profits operations (notes (v) and O):
Interest paid	(9)	(9)	(9)
Equity capital (note (vi)):
Issues of ordinary share capital	-	10	12
Dividends paid	(226)	(177)	(297)
Net cash flows from financing activities	(203)	(267)	(461)

Net increase (decrease) in cash and cash equivalents	885	(150)	454
Cash and cash equivalents at beginning of period	5,955	4,951	4,951
Effect of exchange rate changes on cash and cash equivalents	(298)	43	550
Cash and cash equivalents at end of period (note (vii))	6,542	4,844	5,955

Notes

(i)	This measure is the formal loss before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)

The adjusting items to loss before tax include changes in operating assets and liabilities, and other items including adjustments in respect of non-cash items, together with operational interest receipts and payments, dividend receipts, and tax paid.  The figure of £633 million for other items at half year 2009 includes £559 million for the loss on disposal of Taiwan agency business. The most significant elements of the adjusting items within changes in operating assets and liabilities are as follows:

	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m
Deferred acquisition costs (excluding changes taken directly into equity)	226	(464)	(1,149)
Other non-investment and non-cash assets	(234)	(742)	(510)
Investments	(841)	9,166	33,255
Policyholder liabilities (including unallocated surplus)	2,265	(9,194)	(26,987)
Other liabilities (including operational borrowings)	(348)	2,470	(631)
Changes in operating assets and liabilities	1,068	1,236	3,978

(iii)

The amount of £436 million in respect of the disposal of the Taiwan agency business shown above, represents the cash and cash equivalents of £388 million held by Taiwan agency business transferred on disposal and restructuring costs paid in cash in the period of £3 million. In addition, the cashflow for the disposal includes a £45 million outflow to purchase a 9.99 per cent stake in China Life.

(vi)

Structural borrowings of shareholder-financed operations comprise core debt of the holding company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities. In May 2009, the Company repaid maturing £249 million senior debt. In the same month, the Company issued £400 million subordinated debt in part to replace the maturing debt.

(v)

Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

(vi)	Cash movements in respect of equity capital exclude scrip dividends.
(vii)	Of the cash and cash equivalents amounts reported above, £638 million (half year 2008: £361 million; full year 2008: £165 million) were held centrally.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE IFRS BASIS RESULTS

A	Basis of preparation and audit status

These condensed consolidated interim financial statements for the six months ended 30 June 2009 have been prepared in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU. The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or changed IFRS that are already endorsed by the European Union (EU) or that are applicable or available for early adoption for the next annual financial statements and other policy improvements.

The IFRS basis results for the 2009 and 2008 half years are unaudited. Except for any effects from the adoption of new accounting pronouncements explained in note B, the 2008 full year IFRS basis results have been derived from the 2008 statutory accounts. The auditors have reported on the 2008 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

B	Significant accounting policies

The accounting policies applied by the Group in determining the IFRS basis results in this announcement are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2008, except for the following adoption of new accounting pronouncements in 2009:

IFRS 8, 'Operating Segments'

IFRS 8 superseded IAS 14 'Segment Reporting' for the accounting periods beginning on or after 1 January 2009. IFRS 8 requires the Group to adopt the 'management approach' to reporting the financial performance of its operating segments. IFRS 8 is a disclosure standard but some of its disclosures are required by IAS 34 to be made in this announcement. This standard has no impact on the results or financial position of the Group.

The Group determines and presents operating segments based on the information that internally is provided to the Group Executive Committee ("GEC"), which is the Group's chief operating decision maker.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group's operating segments as determined under IFRS 8 are insurance operations split by territories in which the Group conducts business, which are Asia, the United States and the United Kingdom and asset management operations which have been split into M&G which is the Group's UK and European asset management business, the Asian asset management business and the US broker-dealer and asset management business (including Curian). Segment results that are reported to the GEC include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asia Regional Head Office. This is consistent with how the Group has been presenting its results in its supplementary analysis of profit before tax attributable to shareholders. This supplementary analysis of profit which also reflects the Group's IFRS 8's segmental income statement is disclosed in note C 'segment disclosure - income statement'.  The Group's segmental statement of financial position is as disclosed in note D (i).

Amendments to IAS 1, 'Presentation of Financial Statements: A Revised Presentation'

The revised version of IAS 1, which includes non-mandatory changes to the titles of some of the financial statements, has resulted in a number of changes in presentation and disclosure.

As a result of the adoption of this revised IAS 1, the Group has changed the titles of its "consolidated balance sheet" to "consolidated statement of financial position" and its "consolidated cash flow statement" to "consolidated statement of cash flows".

The Group has also introduced a consolidated statement of comprehensive income in accordance with the revised IAS 1. Components of comprehensive income recognised outside of the income statement, for example exchange movements and the unrealised valuation movement of Jackson's available-for-sale debt securities, are now presented separately from changes in equity and are disclosed in the statement of comprehensive income. Consequent to this presentational change, the Group has altered the exchange translation method of the unrealised valuation movement of Jackson's available-for-sale debt securities from the previous application of closing exchange rate to the average exchange rate consistent with the translation method of foreign subsidiaries' income statement items. Accordingly, the Group's 2008 full year comparatives in the consolidated statement of comprehensive income and the consolidated statement of changes in equity have been altered with a reclassification of £240 million of exchange losses from the unrealised valuation movement of Jackson's available-for-sale debt securities, net of related change in amortisation of deferred income and acquisition costs and tax to the exchange translation reserve. There is no impact on shareholders' equity or the income statement from this change. No change has been made to the 2008 half year comparatives as there is no material impact.

Improvements to IFRSs

The improvements issued by the IASB in May 2008 include amendments to a number of standards. The only amendment that has impacted the Group's financial statements is the amendment to IAS 40, 'Investment property' (and consequential amendments to IAS 16, 'Property, Plant and Equipment') which now states that property that is under construction or development for future use as investment property is within the scope of IAS 40 and so should be measured at fair value where this is reliably measurable. Previously, these properties were within the scope of IAS 16 and were measured at cost.

As a result of this amendment, at half year 2009, the Group has reclassified its properties under development for future use as investment properties from Property, plant and equipment to Investment properties. This amendment is effective on a prospective application basis from 1 January 2009 and accordingly, no adjustment to the 2008 comparatives has been made. At 1 January 2009, properties under development with a cost of £131 million were reclassified to Investment properties and revalued to a fair value of £152 million. The fair value adjustment of a gain of £21 million was recorded in the income statement but as the relevant properties were held by the PAC with-profits fund, the gain was absorbed by the liability for unallocated surplus and has no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

Improving Disclosures about Financial Instruments (Amendments to IFRS 7)

In March 2009, the IASB issued amendments to IFRS 7 which require enhanced disclosures about fair value measurements and liquidity risk. The amendments include the introduction of a three-level hierarchy for fair value measurement disclosures and require additional disclosures about the relative reliability of fair value measurements. These disclosures are mandatory in the Group's 2009 full year financial statements and will be provided therein.

In addition, the Group has also adopted the following accounting pronouncements in 2009 but their adoption has had no material impact on results and financial position of the Group:

-	Amendments to IFRS 2, 'Share-based Payment: Vesting Conditions and Cancellations'
-	Amendments to IAS 23 'Borrowing costs'
-	Amendments to IAS 32, 'Financial instruments: Presentation' and IAS 1, 'Presentation of financial statements' - Puttable Financial Instruments and Obligations Arising on Liquidation'
-	IFRIC 16, 'Hedges of a net investment in a foreign operation'

C	Segment disclosure - income statement

	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
Asian operations (note i)
Insurance operations (note E(i)):
Underlying results before exceptional credit	149	75	257
Exceptional credit for Malaysia operations (note E(i))	63	-	-
Total Asian insurance operations	212	75	257
Development expenses	(5)	(3)	(26)
Total Asian insurance operations after development expenses	207	72	231
Asian asset management	21	29	52
Total Asian operations	228	101	283

US operations
Jackson (US insurance operations)	217	232	406
Broker-dealer and asset management (note ii)	2	6	7
Total US operations	219	238	413

UK operations
UK insurance operations:
Long-term business (note E(iii))	303	272	545
General insurance commission (note (iii))	27	14	44
Total UK insurance operations	330	286	589
M&G	102	146	286
Total UK operations	432	432	875
Total segment profit	879	771	1,571

Other income and expenditure
Investment return and other income	13	72	89
Interest payable on core structural borrowings	(84)	(82)	(172)
Corporate expenditure:
Group Head Office	(74)	(79)	(130)
Asia Regional Head Office	(23)	(17)	(41)
Charge for share-based payments for Prudential schemes (note (iv))	(11)	(4)	(6)
Total	(179)	(110)	(260)
Restructuring costs (note (v))	(12)	(14)	(28)
Operating profit based on longer-term investment returns (note (i))	688	647	1,283
Short-term fluctuations in investment returns on shareholder-backed business (note F)	(80)	(617)	(1,721)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes (note (vi))	(63)	(92)	(13)
Loss on sale and results for Taiwan agency business (notes (i) and G)	(621)	(40)	1
Loss from continuing operations before tax attributable to shareholders	(76)	(102)	(450)

Notes

(i)

Sale of Taiwan agency business: In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the supplementary analysis of profit.

(ii)	The US broker-dealer and asset managements results includes Curian losses of £3 million (half year 2008: nil; full year 2008: £3 million).
(iii)

UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the net commission receivable for Prudential-branded general insurance products as part of this arrangement.

(iv)	The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.
(v)	Restructuring costs are incurred for UK insurance operations (£7 million) and central operations (£5 million).
(vi)

The shareholders' share of actuarial and other gains and losses on deferred benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions, and altered provisions for deficit funding, where relevant.

Determining operating segments and performance measure of operating segments

The Group's operating segments under IFRS 8 are determined as described in note B. The operating segments are:

Insurance operations

-	Asia
-	US (Jackson)
-	UK

Asset management operations

-	M&G
-	Asian asset management
-	US broker-dealer and asset management (including Curian)

The performance measure of operating segments utilised by the directors is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition, for half year 2009 this measure excludes the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns (see note F).  In the first half of 2009 the Company sold its Taiwan agency business.  In order to facilitate comparisons on a like for like basis, the loss on sale and the results of the Taiwan agency business during the period of ownership (including those for the 2008 comparatives) are shown separately within the supplementary analysis of profit.

For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)Debt and equity securities

Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

(b)Derivative value movements

Value movements for Jackson's equity-based derivatives and variable annuity product embedded derivatives are included in operating profits based on longer-term investment returns. The inclusion of these movements is so as to broadly match with the results on the Jackson variable annuity book that pertain to equity market movements.

Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

-

Unit linked and US variable annuity business.  For such business the policyholder liabilities are directly reflective of the asset value movements. Accordingly all asset value movements are recorded in the operating results based on longer-term investment returns.

-

Assets covering non participating business liabilities that are interest rate sensitive. For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly value movements on these assets are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for asset impairments. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

(c)Liabilities to policyholders and embedded derivatives for product guarantees

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities are broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the element that relates to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

(i)	Asia

•	Vietnamese participating business

For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

•

???Non-participating business

Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates in the statement of financial position.

•

???Guaranteed Minimum Death Benefit (GMDB) product features

For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under SOP 03-01, which partially reflects changes in market conditions. Under the Company's supplementary basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)	US operations - Embedded derivatives for variable annuity guarantee features

Under IFRS, the Guaranteed Minimum Withdrawal Benefit (GMWB) and Guaranteed Minimum Income Benefit (GMIB) reinsurance are required to be fair valued as embedded derivatives. The movements in carrying values are affected by changes in the level of observed implied equity volatility and changes to the discount rate applied from period to period. For these embedded derivatives the discount rate applied reflects AA corporate bond curve rates. For the purposes of determining operating profit based on longer-term investment returns the charge for these features is determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves.

(iii)	UK shareholder-backed annuity business

With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions, the effect of downgrades, if any, in a particular period, on the overall provisions for credit risk, is included in the category of short-term fluctuations in investment returns.

The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(d)	Fund management and other non-insurance businesses

For these businesses, where the business model is more conventional than that for life assurance, it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying substance of the arrangements.

Additional segmental analysis of revenue

The additional segmental analyses of revenue from external customers are as follows:

	Half year 2009
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	2,783	3,970	3,048	(8)	9,793
Asset management	64	190	162	(122)	294
Unallocated corporate	-	-	5	-	5
Intragroup revenue eliminated on consolidation	(32)	(29)	(69)	130	-
Total revenue from external customers	2,815	4,131	3,146	-	10,092

	Half year 2008
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers :
Insurance operations	2,809	2,749	3,355	-	8,913
Asset management	106	211	249	(136)	430
Unallocated corporate	-	-	36	-	36
Intragroup revenue eliminated on consolidation	(36)	(24)	(76)	136	0
Total revenue from external customers	2,879	2,936	3,564	-	9,379

	Full year 2008
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	5,348	5,955	7,711	(10)	19,004
Asset management	202	414	497	(280)	833
Unallocated corporate	-	-	61	-	61
Intragroup revenue eliminated on consolidation	(73)	(45)	(172)	290	-
Total revenue from external customers	5,477	6,324	8,097	-	19,898

Revenue from external customers is made up of the following:	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
Earned premiums, net of reinsurance	9,518	8,926	18,789
Fee income from investment contract business and asset management (included within 'Other income')	574	453	1,109
Total revenue from external customers	10,092	9,379	19,898

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, the US and the Asian asset management businesses earns fees for investment management and related services. These fees totalled £122 million in half year 2009 (half year 2008: £136 million; and full year 2008: £280 million) and are included in the asset management segment above. In half year 2009, the remaining £8 million (half year 2008: nil; full year 2008: £10 million) of intragroup revenue was recognised by UK insurance operations.  These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

D	Group statement of financial position analysis

(i)	Group statement of financial position

To explain more comprehensively the assets and liabilities of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by segment and type of business.

	Insurance operations			Total insurance operations	Asset management operations (note (a))	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2009 Group total	30 Jun 2008 Group total	31 Dec 2008 Group total
	UK	US	Asia
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill (note (b))	-	-	80	80	1,230	-	-	1,310	1,341	1,341
Deferred acquisition costs and other intangible assets (note P)	132	3,259	648	4,039	6	-	-	4,045	3,290	5,349
Total	132	3,259	728	4,119	1,236	-	-	5,355	4,631	6,690
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	159	-	-	159	-	-	-	159	174	174
Deferred acquisition costs and other intangible assets	13	-	98	111	-	-	-	111	18	126
Total	172	-	98	270	-	-	-	270	192	300
Total	304	3,259	826	4,389	1,236	-	-	5,625	4,823	6,990
Deferred tax assets	385	1,363	101	1,849	144	156	-	2,149	1,250	2,886
Other non investment and non-cash assets	4,081	1,315	1,466	6,862	753	3,457	(5,464)	5,608	5,570	6,277

Investment of long term business and other operations:
Investment properties	10,455	12	12	10,479	-	-	-	10,479	13,529	11,992
Investments accounted for using the equity method	-	-	-	-	-	6	-	6	16	10
Financial investments:
Loans (note K)	1,689	4,295	1,095	7,079	1,534	-	-	8,613	8,719	10,491
Equity securities and portfolio holdings in unit trusts	32,853	14,984	8,160	55,997	72	-	-	56,069	75,876	62,122
Debt securities (note L)	59,231	20,896	8,294	88,421	978	-	-	89,399	83,806	95,224
Other investments	4,216	1,103	191	5,510	358	217	-	6,085	4,528	6,301
Deposits	7,668	577	539	8,784	22	-	-	8,806	8,194	7,294
Total Investments	116,112	41,867	18,291	176,270	2,964	223	-	179,457	194,668	193,434
Properties held-for sale	5	-	-	5	-	-	-	5	-	-
Cash and cash equivalents	2,873	343	1,142	4,358	1,546	638	-	6,542	4,844	5,955
Total assets	123,760	48,147	21,826	193,733	6,643	4,474	(5,464)	199,386	211,155	215,542

	Insurance operations			Total insurance operations	Asset management operations (note (a))	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2009 Group total	30 Jun 2008 Group total	31 Dec 2008 Group total
	UK	US	Asia
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	1,749	2,046	1,576	5,371	1,637	(2,288)	-	4,720	5,552	5,058
Minority interests	26	-	2	28	1	-	-	29	98	55
Total equity	1,775	2,046	1,578	5,399	1,638	(2,288)	-	4,749	5,650	5,113
Liabilities
Policyholder liabilities and unallocated surplus of with profits funds:
Contract liabilities including amounts in respect of contracts classified as investment contracts under IFRS 4)	105,369	41,492	18,186	165,047	-	-	-	165,047	169,113	173,977
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with profits funds)	7,015	-	46	7,061	-	-	-	7,061	12,560	8,414
Total policyholder liabilities and unallocated surplus of with profits funds	112,384	41,492	18,232	172,108	-	-	-	172,108	181,673	182,391
Core structural borrowings of shareholder financed operations:
Subordinated debt	-	-	-	-	-	2,198	-	2,198	1,603	1,987
Other	-	152	-	152	-	549	-	701	923	971
Total (note N)	-	152	-	152	-	2,747	-	2,899	2,526	2,958
Operational borrowings attributable to shareholder financed operations (note O)	28	297	133	458	5	2,392	-	2,855	2,908	1,977
Borrowings attributable to with-profits operations (note O)	1,349	-	-	1,349	-	-	-	1,349	937	1,308
Deferred tax liabilities	1,198	1,075	352	2,625	7	19	-	2,651	2,843	3,229
Other non-insurance liabilities	7,026	3,085	1,531	11,642	4,993	1,604	(5,464)	12,775	14,618	18,566
Total liabilities	121,985	46,101	20,248	188,334	5,005	6,762	(5,464)	194,637	205,505	210,429
Total equity and liabilities	123,760	48,147	21,826	193,733	6,643	4,474	(5,464)	199,386	211,155	215,542

(a)	Asset management operations

	M&G	US	Asia	Total 30 Jun 2009	Total 30 Jun 2008	Total 31 Dec 2008
	£m	£m	£m	£m	£m	£m
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230	1,230
Deferred acquisition costs	6	-	-	6	5	6
Total	1,159	16	61	1,236	1,235	1,236

Other non-investment and non-cash assets	665	145	87	897	425	295

Loans (note K)	1,534	-	-	1,534	2,488	1,763
Equity securities and portfolio holdings in unit trusts	65	-	7	72	24	23
Debt securities (note L)	966	-	12	978	1,024	991
Other investments	352	4	2	358	159	462
Deposits	7	5	10	22	135	64
Total investments	2,924	9	31	2,964	3,830	3,303
Cash and cash equivalents (note (iii))	1,434	28	84	1,546	1,779	1,472
Total assets	6,182	198	263	6,643	7,269	6,306

Equity and liabilities
Equity
Shareholders' equity (note (i))	1,331	101	205	1,637	1,618	1,642
Minority interests	1	-	-	1	54	1
Total equity	1,332	101	205	1,638	1,672	1,643
Liabilities
Intra-group debt represented by operational borrowings at Group level (note (ii))	2,392	-	-	2,392	2,321	1,278
Net asset value attributable to external holders of consolidated funds (note (iii))	524	-	-	524	1,474	1,065
Other non-insurance liabilities	1,934	97	58	2,089	1,802	2,320
Total liabilities	4,850	97	58	5,005	5,597	4,663
Total equity and liabilities	6,182	198	263	6,643	7,269	6,306

Notes

(i)	M&G shareholders' equity include those in respect of Prudential Capital
(ii)

Intra Group debt represented by operational borrowings at Group level

Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise £2,385 million (30 June 2008: £2,314 million; 31 Dec 2008: £1,269 million) of commercial paper and £7 million (30 June 2008: £7 million; 31 Dec 2008: £9 million) of medium-term notes, see note O.

(iii)

Consolidated investment funds

The M&G statement of financial position shown above includes investment funds which are managed on behalf of third parties. In respect of the consolidated investment funds, the statement of financial position includes cash and cash equivalents of £278 million and net asset value attributable to external unit holders of £524 million which are non-recourse to M&G and the Group.

(b)	Goodwill attributable to shareholders

Goodwill attributable to shareholders has decreased from £1,341 million at 31 December 2008 to £1,310 million at 30 June 2009 due to the write-off of the goodwill of £44 million relating to the sold Taiwan agency business offset by additional consideration paid in relation to other Asian subsidiaries.

(ii)	Group statement of financial position - additional analysis by type of business

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2009 Group total	30 Jun 2008 Group total	31 Dec 2008 Group total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	80	1,230	-	-	1,310	1,341	1,341
Deferred acquisition costs and other intangible assets	-	-	4,039	6	-	-	4,045	3,290	5,349
Total	-	-	4,119	1,236	-	-	5,355	4,631	6,690
Intangible assets attributable to with profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	159	-	-	-	-	-	159	174	174
Deferred acquisition costs and other intangible assets	111	-	-	-	-	-	111	18	126
Total	270	-	-	-	-	-	270	192	300
Total	270	-	4,119	1,236	-	-	5,625	4,823	6,990
Deferred tax assets	240	-	1,609	144	156	-	2,149	1,250	2,886
Other non-investment and non-cash assets	2,920	601	3,341	753	3,457	(5,464)	5,608	5,570	6,277
Investment of long term business and other operations:
Investment properties	8,507	616	1,356	-	-	-	10,479	13,529	11,992
Investments accounted for using the equity method	-	-	-	-	6	-	6	16	10
Financial investments:
Loans (note K)	1,781	47	5,251	1,534	-	-	8,613	8,719	10,491
Equity securities and portfolio holdings in unit trusts	26,098	29,295	604	72	-	-	56,069	75,876	62,122
Debt securities (note L)	41,753	6,763	39,905	978	-	-	89,399	83,806	95,224
Other investments	3,917	235	1,358	358	217	-	6,085	4,528	6,301
Deposits	6,300	780	1,704	22	-	-	8,806	8,194	7,294
Total Investments	88,356	37,736	50,178	2,964	223	-	179,457	194,668	193,434
Properties held-for-sale	2	3	-	-	-	-	5	-	-
Cash and cash equivalents	1,835	1,102	1,421	1,546	638	-	6,542	4,844	5,955
Total assets	93,623	39,442	60,668	6,643	4,474	(5,464)	199,386	211,155	215,542

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2009 Group total	30 Jun 2008 Group total	31 Dec 2008 Group total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	5,371	1,637	(2,288)	-	4,720	5,552	5,058
Minority interests	26	-	2	1	-	-	29	98	55
Total equity	26	-	5,373	1,638	(2,288)	-	4,749	5,650	5,113
Liabilities
Policyholder liabilities and unallocated surplus of with profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	79,291	38,299	47,457	-	-	-	165,047	169,113	173,977
Unallocated surplus of with profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	7,061	-	-	-	-	-	7,061	12,560	8,414
Total policyholder liabilities and unallocated surplus of with profits funds	86,352	38,299	47,457	-	-	-	172,108	181,673	182,391
Core structural borrowings of shareholder-financed operations:
Subordinated debt	-	-	-	-	2,198	-	2,198	1,603	1,987
Other	-	-	152	-	549	-	701	923	971
Total	-	-	152	-	2,747	-	2,899	2,526	2,958
Operational borrowings attributable to shareholder financed operations	-	-	458	5	2,392	-	2,855	2,908	1,977
Borrowings attributable to with-profits operations	1,349	-	-	-	-	-	1,349	937	1,308
Deferred tax liabilities	1,012	-	1,613	7	19	-	2,651	2,843	3,229
Other non-insurance liabilities	4,884	1,143	5,615	4,993	1,604	(5,464)	12,775	14,618	18,566
Total liabilities	93,597	39,442	55,295	5,005	6,762	(5,464)	194,637	205,505	210,429
Total equity and liabilities	93,623	39,442	60,668	6,643	4,474	(5,464)	199,386	211,155	215,542

E	Key assumptions, estimates and bases used to measure insurance assets and liabilities

(i)	Asian insurance operations: exceptional credit of £63 million regarding the liability measurement for Malaysia long-term business

For the Malaysia life business, under the basis applied previously, 2008 IFRS basis liabilities were determined on the local regulatory basis using prescribed interest rates such that a high degree of prudence resulted. As of 1 January 2009, the local regulatory basis has been replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development; the Company has re-measured the liabilities by reference to the method applied under the new RBC framework, which is more realistic than the previous approach, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change has resulted in a one-off release from liabilities at 1 January 2009 of £63 million.

(ii)	US insurance operations

There were no changes of assumptions that had a material impact on the half year 2009 results of the US insurance operations.

(iii)	UK insurance operations - annuity business: allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. The valuation rate that is applied includes a liquidity premium that reflects the residual element of current bond spreads over swap rates after providing for the credit risk.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL based on the asset mix at the balance sheet dates are shown below. The credit quality of debt securities held by UK annuity and other shareholder backed non-linked long-term business is shown in note L(i).

30 June 2009	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	275	-	275
Credit risk allowance
Long-term expected defaults (note (ii))	24	-	24
Long-term credit risk premium (note (iii))	15	-	15
Short-term allowance for credit risk (note (iv))	46	(28)	18
Total credit risk allowance	85	(28)	57
Liquidity premium	190	28	218

30 June 2008	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	132	-	132
Credit risk allowance
Long-term expected defaults (note (ii))	15	-	15
Long-term credit risk premium (note (iii))	11	(5)	6
Short-term allowance for credit risk (note (iv))	19	(17)	2
Total credit risk allowance	45	(22)	23
Liquidity premium	87	22	109

31 December 2008	Pillar I Regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	323	-	323
Credit risk allowance
Long-term expected defaults (note (ii))	15	-	15
Long-term credit risk premium (note (iii))	11	-	11
Short-term allowance for credit risk (note (iv))	54	(25)	29
Total credit risk allowance	80	(25)	55
Liquidity premium	243	25	268

Notes

(i)	Bond spread over swap rates reflect market observed data.

(ii)

Long-term expected defaults are derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held is based on external credit rating and for this purpose the credit rating assigned to each asset held is the lowest credit rating published by Moody's, Standard and Poors and Fitch. The increase in this assumption during 2009 reflects the downgrades that have occurred during the year.

(iii)

The long-term credit risk premium provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio. The increase in this assumption during 2009 reflects the downgrades that have occurred during the year.

(iv)

During the second half of 2007, corporate bond spreads widened significantly and the methodology was reviewed to ensure that it still made appropriate allowance for credit risk. As a result of this review a short-term allowance for credit risk was established in the Pillar I reserves at 31 December 2007 to allow for the concern that credit ratings applied by rating agencies to individual bonds might be over optimistic and that default experience in the short-term might be higher than the long-term assumptions.

The short-term allowance for credit risk assumed in the Pillar I solvency valuations at 31 December 2007, 30 June 2008 and 31 December 2008 were determined as 25 per cent of the increase in corporate bond spreads (as estimated from the movements in published corporate bond indices) since 31 December 2006. During 2009 the short-term allowance for credit risk has not been derived by reference to credit spreads; rather it has been reduced in order to offset the impact of actual downgrades during the period on the long-term assumption, and increased to eliminate the positive experience variance that would otherwise have arisen from the small number of actual defaults observed in the period.

The very prudent Pillar I regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS, on the other hand, aims to establish liabilities that are closer to 'best estimate'. In years prior to 2008 long-term IFRS default assumptions had been set mid-way between the EEV and Pillar I assumptions. At 31 December 2008, in light of the increased uncertainty surrounding future credit default experience, the IFRS long-term assumptions was strengthened to bring them into line with the long-term Pillar I default assumptions. In addition a short-term allowance for credit risk was established but at a lower level than allowed for in the Pillar I regulatory basis.

During 2009 the IFRS long-term assumptions have been increased in line with the changes to the Pillar I long-term assumptions, and the short-term allowance for credit risk has been reduced in order to offset the impact of actual downgrades during the period on the long-term assumptions, and increased to eliminate the positive experience variance that would otherwise have arisen from the small number of actual defaults observed in the period.

F	Short-term fluctuations in investment returns on shareholder-backed business

	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
Insurance operations:
Asian (note (i))	(41)	(197)	(138)
US (note (ii))	165	(181)	(1,058)
UK (note (iii))	(63)	(82)	(212)
Other operations
- IGD hedge costs (note (iv))	(216)	-	-
- Other (note (v))	75	(157)	(313)
	(141)	(157)	(313)
Total	(80)	(617)	(1,721)

Notes

(i)	Asian insurance operations
The fluctuations for Asian operations in half year 2009 of a charge of £41 million primarily relate to unrealised losses on the shareholder debt portfolio in the period.
(ii)	US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
Short-term fluctuations relating to debt securities:
Charges in the period (note a)
Defaults	-	-	(78)
Losses on sales of impaired and deteriorating bonds	(44)	(6)	(130)
Bond write downs	(324)	(103)	(419)
Recoveries / reversals	2	1	3
	(366)	(108)	(624)
Less: Risk margin charge included in operating profit based on longer-term investment returns	41	23	54
	(325)	(85)	(570)
Interest related realised gains (losses):
Arising in the period	75	(2)	(25)
Less: Amortisation of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(34)	(15)	(28)
	41	(17)	(53)
Related change to amortisation of deferred acquisition costs	37	14	88
Total short-term fluctuation related to debt securities	(247)	(88)	(535)
Derivatives (other than equity related): market value movement (net of related change to amortisation of deferred acquisition costs) (note b)	339	(64)	(369)
Equity type investments : actual less longer-term return (net of related change to amortisation of deferred acquisition costs)	(40)	(32)	(69)
Other items (net of related change to amortisation of deferred acquisition costs) (note c)	113	3	(85)
Total	165	(181)	(1,058)

a	The charges in the period relating to debt securities of Jackson comprise the following:

	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
Residential mortgage-backed securities:
Prime	123	6	25
Alt-A	98	75	138
Sub-prime	18	–	4
Total residential mortgage-backed securities	239	81	167
Piedmont securities	5	–	3
Corporates	80	22	280
Preferred stock and other	–	–	47
Losses on sales of impaired and deteriorating bonds net of recoveries	42	5	127
	366	108	624

Jackson experienced less than £1 million of bond default losses during the first half of 2009.
b

The gain of £339 million (half year 2008: charge of £64 million; full year 2008: charge of £369 million) value movement is for freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement. Except in respect of variable annuity business, the value movements on derivatives held by Jackson are separately identified within short-term fluctuations in investment returns.

Derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns to broadly match with the commercial effects to which the variable annuity derivative programme relates.

For the derivatives programme attaching to the fixed annuity and other general account business the Group has continued in its approach of not seeking to  apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

c

The £113 million gain (half year 2008: gain of £3 million; full year 2008: charge of £85 million) for other items shown above comprises a gain of £91 million for the difference between the charge for embedded derivatives included in the operating result and the charge to the total result and £22 million of other items. For embedded derivatives the operating result reflects the application of 10-year average AA corporate bond rate curves and a static historical equity volatility assumption. The total result reflects the application of period-end AA corporate bond rate curves and current equity volatility levels.

In addition, for US insurance operations, included within the statement of comprehensive income is a reduction in net unrealised losses on debt securities classified as available-for-sale of £808 million (half year 2008: increase in net unrealised losses of £677 million; full year 2008 : increase in net unrealised losses of £2,104 million). Additional details on the movement in the value of the Jackson portfolio are included in note M.

(iii)	UK insurance operations

The half year 2009 short-term fluctuations charge for UK insurance operations of £63 million reflects asset value movements principally on the shareholder backed annuity business. The full year 2008 charge of £212 million also included a charge of £42 million for the effect of credit downgrades on the calculation of liabilities for shareholder-backed annuity business in PRIL and PAC non-profit sub-fund.

(iv)	IGD hedge costs

During the severe equity market conditions experienced in the first quarter of 2009 the Group entered into exceptional overlay short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programmes. The vast majority of the costs related to the hedge have been incurred in the first half of 2009, with £216 million being included in the income statement in this period. At 30 June 2009 the Group held equity options for this potential exposure with a remaining fair value of £36 million. We fully anticipate that these options will be held to their expiration, with all options expiring before the end of 2009.

(v)	Other operations

The credit of £75 million (half year 2008: charge £157 million; full year 2008: charge £313 million) for short-term fluctuations for other operations primarily arises from unrealised value movements of £69 million in swaps held centrally to manage Group assets and liabilities (half year 2008: charge £49 million; full year 2008: charge £38 million). For 2008, a charge of £71 million was incurred in relation to the sale of an India mutual fund in May 2008.

G	Sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan

On 20 February 2009, the Company announced that it had entered into an agreement to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1 subject to regulatory approval. In addition, the Company would invest £45 million to purchase a 9.99 per cent stake in China Life through a share placement. The business transferred represented 94 per cent of Prudential's in-force liabilities in Taiwan and included Prudential's legacy interest rate guaranteed products with IFRS basis gross assets at 31 December 2008 of £4.5 billion. After taking account of IFRS shareholders' equity of the business at 31 December 2008, provisions for restructuring costs, and other costs the Group's IFRS shareholders' equity at 31 December 2008 was expected to decrease by approximately £595 million.

The Company retains its interest in life insurance business in Taiwan through its retained bank distribution partnerships and its direct investment of 9.99 per cent in China Life.

The sale was completed, following regulatory approval, on 19 June 2009. The trading results shown below are for the period 1 January to 19 June 2009.

The carrying value of the IFRS equity of the business, as applied in the calculation of the loss on sale, reflects the application of 'grandfathered' US GAAP under IFRS 4 of insurance assets and liabilities.  US GAAP does not, and is not designed to, include the cost of holding economic capital to support the legacy interest rate guaranteed products as recognised under the Company's supplementary reporting basis under European Embedded Value principles.  The IFRS loss on sale reflects this missing element of the economic value. The effects on the IFRS income statement and equity attributable to shareholders is shown below.

The loss on sale and trading results of the Taiwan agency business for the period of ownership comprise:

	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
Loss on sale:
As estimated and announced on 20 February 2009:
Proceeds	-	-	-
Net asset value attributable to equity holders of the Company and provision for restructuring costs	(551)	-	-
Goodwill written off	(44)	-	-
	(595)	-	-
Trading losses to completion, net of tax, as shown below	44	-	-
Minority interests and other adjustments	(8)	-	-
Loss on sale of the Taiwan agency business, gross and net of tax (as shown in income statement)	(559)	-	-

Trading results before tax (including short-term fluctuations in investment returns)	(62)	(40)	1
Related tax	18	(6)	(4)
Total	(44)	(46)	(3)
Loss on sale and trading results of the Taiwan agency business:
- Gross of tax	(621)	(40)	1
- Tax	18	(6)	(4)
- Net of tax	(603)	(46)	(3)

Attributable to:
Equity holders of the Company	(598)	(45)	(3)
Minority interests	(5)	(1)	-
Loss on sale and results of the Taiwan agency business, net of tax	(603)	(46)	(3)

The loss on disposal of £559 million includes cumulative foreign exchange gains of £9 million recycled through the profit and loss account as required by IAS 21. The impact on shareholders' funds of the disposal (including trading losses up to the date of disposal) is £607 million. The difference of £12 million from the estimate of £595 million reflects a number of minor adjustments.

Cash and cash equivalents disposed of were £388 million and restructuring and other costs incurred in cash in the period were £3 million.  In addition, the Company invested £45 million in China Life as described above.  Accordingly, the cash outflow for the Group arising from the sale of the Taiwan agency business, as shown in the summary consolidated statement of cash flows, was £436 million.

In order to facilitate comparisons of the Group's retained businesses, the presentation of the supplementary analysis of IFRS loss before shareholder tax (as shown in note C) has been adjusted to show separately the result for the sold Taiwan agency business, as explained below.

	Half year 2008			Full year 2008
	As previously published	Adjustment	Adjusted	As previously published	Adjustment	Adjusted
	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns	674	(27)	647	1,347	(64)	1,283
Short-term fluctuations in investment returns	(684)	67	(617)	(1,783)	62	(1,721)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	(92)	-	(92)	(14)	1	(13)
Results of sold Taiwan agency business	Included above	(40)	(40)	Included above	1	1
Loss before tax	(102)	-	(102)	(450)	-	(450)

H	Tax

(i)	Tax (charge) credit

The total tax charge of £103 million for half year 2009 (half year 2008: credit of £625 million; full year 2008: credit of £1,683 million) comprises a credit of £69 million (half year 2008: £670 million; full year 2008: £1,758 million) for UK tax and a charge of £172 million (half year 2008: £45 million; full year 2008: £75 million) for overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £182 million for half year 2009 (half year 2008: charge of £12 million; full year 2008: credit of £59 million) comprises a charge of £53 million (half year 2008: charge of £4 million; full year 2008: credit of £95 million) for UK tax and a charge of £129 million (half year 2008: £8 million; full year 2008: £36 million) for overseas tax.

(ii)	Deferred tax asset and liabilities

The deferred tax asset is made up as follows:

	30 Jun 2009 £m	30 Jun 2008 £m	31 Dec 2008 £m
Unrealised losses on investments	875	187	1,267
Balance relating to investment and insurance contracts	12	1	12
Short-term timing differences	1,131	1,011	1,282
Capital allowances	36	12	16
Unused deferred tax losses	95	39	309
Total	2,149	1,250	2,886

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.  The decrease at 30 June 2009 compared to 31 December 2008 is primarily due to the continuing increase in value of investments in Jackson along with the utilisation of tax losses from prior periods.

The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2009 half year results and financial position at 30 June 2009, the possible tax benefit of approximately £234 million (30 June 2008: £240 million; 31 December 2008: £211 million), which may arise from capital losses valued at approximately £1.1 billion (30 June 2008: £1.2 billion; 31 December 2008: £1 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £816 million (30 June 2008: £148 million; 31 December 2008: £678 million), which may arise from tax losses and other potential temporary differences totalling £2.8 billion (30 June 2008: £424 million; 31 December 2008: £2.2 billion) is sufficiently uncertain that it has not been recognised. Forecasts as to when the tax losses and other temporary differences are likely to be utilised indicate that they may not be utilised in the short term.

The deferred tax liability is made up as follows:

	30 Jun 2009 £m	30 Jun 2008 £m	31 Dec 2008 £m
Unrealised gains on investments	609	1,486	765
Balance relating to investment and insurance contracts	861	467	968
Short-term timing differences	1,173	882	1,490
Capital allowances	8	8	6
Total	2,651	2,843	3,229

Unprovided deferred income tax liabilities on temporary differences associated with investments in subsidiaries and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

(iii)	Factors influencing the effective rate of tax attributable to shareholders' returns

The effective tax rate on the loss of the period was negative 239 per cent for the period (half year 2008: negative 12 per cent; full year 2008: positive 13 per cent) which has been adversely impacted by the fact that the Taiwan loss on disposal has no corresponding tax relief.

I	Supplementary analysis of earnings per share from continuing operations

Earnings per share (in pence) Basic and diluted	Half year 2009	Half year 2008	Full year 2008
From operating profit based on longer-term investment returns after related tax and minority interests	20.5p	18.6p	39.9p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after related minority interests)	(4.7)p	(18.8)p	(55.4)p
Adjustment from post-tax shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(1.8)p	(2.7)p	(0.4)p
Adjustment from loss on sale and result of Taiwan agency business	(24.2)p	(1.8)p	(0.1)p
Based on loss from continuing operations after tax and minority interests	(10.2)p	(4.7)p	(16.0)p

The average number of shares for the half year 2009 was 2,489 million (half year 2008: 2,465 million; full year 2008: 2,472 million). In addition there were one million potential ordinary shares that have not been included in the calculation of diluted earnings per share as their inclusion would have an anti-dilutive effect due to the losses for the periods (half year 2008: one million; full year 2008: one million).

J	Dividend

	Half year	Half year	Full year
Dividends per share (in pence)	2009	2008	2008
Dividends relating to reporting period:
Interim dividend (2009 and 2008)	6.29p	5.99p	5.99p
Final dividend (2008)	-	-	12.91p
Total	6.29p	5.99p	18.90p
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	5.99p
Final dividend for prior year	12.91p	12.30p	12.30p
Total	12.91p	12.30p	18.29p

An interim dividend of 6.29p per share will be paid on 24 September 2009 to shareholders on the register at the close of business on 21 August 2009. The dividend will absorb an estimated £159 million of shareholders' funds. A scrip dividend alternative will be offered to shareholders.

K	Loans portfolio

Loans are accounted for at amortised cost unless impaired. The amounts included in the statement of financial position are analysed as follows:

	30 Jun 2009	30 Jun 2008	31 Dec 2008
	£m	£m	£m
Insurance operations
UK (note(i))	1,689	1,536	1,902
US (note (ii))	4,295	3,521	5,121
Asia (note (iii))	1,095	1,174	1,705
Asset management operations
M&G (note (iv))	1,534	2,488	1,763
Total	8,613	8,719	10,491

Notes

(i)	UK insurance operations

The loans of the Group's UK insurance operations of £1,689 million at 30 June 2009 (30 June 2008: £1,536 million; 31 December 2008: £1,902 million) comprise loans held by the PAC with-profits funds of £1,065 million (30 June 2008: £1,115 million; 31 December 2008: £1,345 million) and loans held by shareholder-backed business of £624 million (30 June 2008: £421 million; 31 December 2008: £557 million).

The loans held by the PAC with-profits fund comprise mortgage loans of £147 million, policy loans of £26 million and other loans of £892 million (30 June 2008: £154 million, £32 million and £929 million respectively; 31 December 2008: £150 million, £29 million and £1,166 million respectively). The mortgage loans are collateralised by properties. Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

The loans held by the UK  shareholder-backed business comprise mortgage loans collateralised by properties of £619 million (30 June 2008: £415 million; 31 December 2008: £551 million) and other loans of £5 million (30 June 2008: £6 million; 31 December 2008: £6 million).

(ii)	US insurance operations

The loans of the Group's US insurance operations of £4,295 million at 30 June 2009 (30 June 2008: £3,521 million; 31 December 2008 £5,121 million) comprise mortgage loans of £3,780 million and policy loans of £515 million (30 June 2008: £3,101million and £420 million respectively 31 December 2008: £4,534 million and £587 million respectively). All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	30 Jun 2009%	30 Jun 2008%	31 Dec 2008%
Industrial	33	29	29
Multi-Family	18	23	21
Office	21	20	21
Retail	17	16	17
Hotels	10	10	10
Other	1	2	2
	100	100	100

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The US commercial mortgage loan portfolio consists of collateralised commercial mortgage loans. The average loan size is £6.5 million. The portfolio has a current estimated average loan to value of 74 per cent which provides significant cushion to withstand substantial declines in value.

The policy loans are fully secured by individual life insurance policies or annuity policies.

(iii)	Asian insurance operations

The loans of the Group's Asian insurance operations of £1,095 million at 30 June 2009 (30 June 2008: £1,174 million; 31 December 2008: £1,705 million) comprise mortgage loans of £4 million, policy loans of £402 million and other loans of £689 million (30 June 2008: £166 million, £472 million and £ 536 million respectively; 31 December 2008: £238 million, £675 million and £792 million respectively). The mortgage and policy loans are secured by properties and life insurance policies respectively.

The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

(iv)	M&G

The M&G loans of £1,534 million (30 June 2008: £2,488 million of which £951 million was a structured finance arrangement; 31 December 2008: £1,763 million) relate to bridging loan finance managed by Prudential Capital. The bridging loan finance assets generally have no external credit ratings available, with internal ratings prepared by the Group's asset management operations as part of the risk management process rating £1,013 million BBB+ to BBB- (30 June 2008: £630 million; 31 December 2008: £1,100 million) and £521 million BB+ to BB- (30 June 2008: £907 million; 31 December 2008: £663 million).

L	Debt securities portfolio

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 30 June 2009 provided in the notes below.

	30 Jun 2009	30 Jun 2008	31 Dec 2008
	£m	£m	£m
Insurance operations
UK (note(i))	59,231	56,736	58,871
US (note (ii))	20,896	18,504	24,249
Asia (note (iii))	8,294	7,542	11,113
Asset management operations (note (iv))	978	1,024	991
Total	89,399	83,806	95,224

Notes

In the tables below, Standard and Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not available, those produced by Moody's and then Fitch have been used as an alternative.

(i)	UK insurance operations

		PAC-with profits sub-fund			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit-linked assets and liabilities	PRIL	Other annuity and long-term business	30 Jun 2009 Total	31 Dec 2008 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
S&P - AAA	987	4,831	2,465	7,296	2,846	4,556	886	16,571	18,981
S&P - AA+ to AA-	331	1,917	1,141	3,058	474	1,553	257	5,673	6,012
S&P - A+ to A-	1,002	5,887	3,530	9,417	969	4,379	592	16,359	15,929
S&P - BBB+ to BBB-	807	4,433	1,181	5,614	362	1,964	394	9,141	7,413
S&P - Other	266	1,335	109	1,444	31	253	45	2,039	1,033
	3,393	18,403	8,426	26,829	4,682	12,705	2,174	49,783	49,368
Moody's - Aaa	62	282	48	330	-	59	16	467	681
Moody's - Aa1 to Aa3	13	90	58	148	8	84	22	275	833
Moody's - A1 to A3	18	111	172	283	4	99	16	420	678
Moody's - Baa1 to Baa3	47	263	259	522	18	101	24	712	454
Moody's - Other	19	110	46	156	-	115	12	302	162
	159	856	583	1,439	30	458	90	2,176	2,808
Fitch	54	310	277	587	-	197	33	871	560
Other	427	2,313	2,226	4,539	69	1,292	74	6,401	6,135
Total debt securities	4,033	21,882	11,512	33,394	4,781	14,652	2,371	59,231	58,871

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the £6,401 million total debt securities held at 30 June 2009 (31 December 2008: £6,135 million) which are not externally rated, £2,190 million were internally rated AAA to A-, £3,168 million were internally rated BBB to B- and £1,043 million were unrated (31 December 2008: £2,325 million, £3,149 million and £661 million respectively). The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,366 million PRIL and other annuity and long-term business investments which are not externally rated, £25 million were internally rated AAA, £84 million AA, £472 million A,  £582 million BBB, £162 million BB and £41 million were internally rated B- and below.

(ii)	US insurance operations

	30 Jun 2009	31 Dec 2008
	£m	£m
S&P - AAA	4,260	5,321
S&P - AA+ to AA-	624	853
S&P - A+ to A-	4,108	5,244
S&P - BBB+ to BBB-	6,781	7,077
S&P - Other	1,480	1,321
	17,253	19,816
Moody's - Aaa	301	458
Moody's - Aa1 to Aa3	54	100
Moody's - A1 to A3	69	111
Moody's - Baa1 to Baa3	79	100
Moody's - Other	146	95
	649	864
Fitch	239	464
Other*	2,755	3,105
Total debt securities	20,896	24,249

* The amounts within Other which are not rated by S&P, Moody or Fitch have the following National Association of Insurance Commissioners (NAIC) classifications:

	30 Jun 2009	31 Dec 2008
	£m	£m
NAIC 1	1,085	1,334
NAIC 2	1,583	1,650
NAIC 3-6	87	121
	2,755	3,105

(iii)	Asia insurance operations

	With-profits business	Unit-linked business	Other business	30 Jun 2009 Total	31 Dec 2008 Total
	£m	£m	£m	£m	£m
S&P - AAA	1,424	153	146	1,723	2,632
S&P - AA+ to AA-	819	67	528	1,414	3,746
S&P - A+ to A-	750	464	156	1,370	808
S&P - BBB+ to BBB-	397	125	93	615	902
S&P - Other	338	181	71	590	253
	3,728	990	994	5,712	8,341
Moody's - Aaa	220	66	43	329	494
Moody's - Aa1 to Aa3	36	46	74	156	108
Moody's - A1 to A3	34	25	6	65	398
Moody's - Baa1 to Baa3	34	14	13	61	60
Moody's - Other	12	-	426	438	50
	336	151	562	1,049	1,110
Fitch	-	32	1	33	41
Other	262	809	429	1,500	1,621
Total debt securities	4,326	1,982	1,986	8,294	11,113

Of the £429 million (31 December 2008: £555 million) of debt securities for other business which are not rated in the table above, £191 million (31 December 2008: £231 million) are in respect of government bonds and £139 million (31 December 2008: £221 million) are in respect of corporate bonds rated as investment grade by local external ratings agencies.

(iv)	Asset Management Operations

Total debt securities for asset management operations of £978 million (31 December 2008: £991 million), include £966 million (31 December 2008: £959 million) related to M&G's Prudential Capital operations of which £923 million (31 December 2008: £959 million) were rated AAA to A- by S&P or Aaa by Moody's.

(v)	Group exposure to holdings in asset-backed securities

The Group's exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at 30 June 2009 is as follows:

	30 Jun 2009 £m	31 Dec 2008 £m
Shareholder-backed operations:
UK insurance operations (note (i))	911	1,075
US insurance operations (note (ii))	5,867	7,464
Asian insurance operations (note (iii))	14	15
Other operations (note (iv))	325	407
	7,117	8,961
With-profits operations:
UK insurance operations (note (i))	4,089	4,977
Asian insurance operations (note (iii))	261	328
	4,350	5,305

Total	11,467	14,266

(i)	UK insurance operations

The UK insurance operations' exposure to asset-backed securities at 30 June 2009 comprises:

	30 Jun 2009 £m	31 Dec 2008 £m
Shareholder-backed business (30 Jun 2009: 67% AAA, 20% AA)	911	1,075
With-profits operations (30 Jun 2009: 70% AAA, 11% AA)	4,089	4,977
Total	5,000	6,052

The UK insurance operations' exposure to asset-backed securities is mainly made up of exposure to AAA rated securities as shown in the table above.

All of the £911 million (31 December 2008: £1,075 million) exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. £2,400 million of the £4,089 million (31 December 2008: £2,721 million of the £4,977 million) exposure of the with-profits operations relates to exposure to the UK market while the remaining £1,689 million (31 December 2008: £2,256 million) relates to exposure to the US market.

(ii)	US insurance operations

US insurance operations' exposure to asset-backed securities at 30 June 2009 comprises:

	30 Jun 2009 £m	31 Dec 2008 £m
RMBS Sub-prime (30 June 2009: 86% AAA, 1% AA)	155	291
Alt-A (30 June 2009: 38% AAA, 8% AA)	415	646
Prime (30 June 2009: 88% AAA, 3% AA)	2,844	3,572
CMBS (30 June 2009: 89% AAA, 6% AA)	1,725	1,869
CDO funds (30 June 2009: 25% AAA, 14% AA)*, including £1m exposure to sub-prime	207	320
ABS (30 June 2009: 23% AAA, 22% AA), including £36m exposure to sub-prime	521	766
Total	5,867	7,464

* Including the Group's economic interest in Piedmont and other consolidated CDO funds.

(iii)	Asian insurance operations

The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.
The £261 million (31 December 2008: £328 million) asset-backed securities exposure of the Asian with-profit operations comprises:

	30 Jun 2009 £m	31 Dec 2008 £m
RMBS - all without sub-prime exposure	31	46
CMBS	64	88
CDO funds and ABS	166	194
Total	261	328

The £261 million (31 December 2008: £328 million) includes £174 million (31 December 2008: £259 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £37 million (31 December 2008: £32 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £261 million, 67 per cent (31 December 2008: £328 million, 70 per cent) are investment graded by Standard & Poor's.

(iv)	Other operations

Other operations' exposure to asset-backed securities at 30 June 2009 is held by Prudential Capital and comprises:

	30 Jun 2009 £m	31 Dec 2008 £m
RMBS Prime (94% AAA, 6% AA)	78	106
CMBS (85% AAA, 8% AA)	187	230
CDO funds - all without sub-prime exposure (AAA)	32	38
ABS (93% AAA)	28	33
Total	325	407

M	Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

(i)	Valuation basis

Under IAS 39, unless categorised as 'held to maturity' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities are in inactive markets, IAS 39 requires that valuation techniques be applied.

In 2008, due to inactive and illiquid markets, beginning at the end of the third quarter of 2008 the external prices obtained for certain asset-backed securities were deemed not to reflect fair value in the dislocated market conditions at that time. For the valuations at 31 December 2008, Jackson had therefore utilised internal valuation models, provided by PPM America, as best estimate of fair values of all non agency Residential Mortgage-backed Securities (RMBS) and Asset-backed Securities (ABS) and certain Commercial Mortgage-backed securities (CMBS). The use of internal valuation models resulted in a fair value of these securities that was higher than the value derived from pricing services and brokers by £760 million on a total amortised cost of £3.5 billion at 31 December 2008.

During 2009, improvements were observed in the level of liquidity for these sectors of structured securities. In the first quarter of 2009, the increased liquidity in the markets for certain tranches of non-agency RMBS and ABS resulted in Jackson being able to rely on external prices for these securities as the most appropriate measure of fair value. For those securities where the use of internal valuation models was still deemed to be the best estimate of fair value, the determined fair value at 31 March 2009 was £410 million higher than that derived from pricing services and brokers. This was reflected in the Group's first quarter 2009 Interim Management Statement published on 14 May 2009.

Further improvements in the liquidity levels for these sectors took place in the second quarter of 2009. This enabled the use at 30 June 2009, of external prices provided from pricing services or brokers to be applied as the most appropriate measure of fair value under IAS 39 for nearly all of the remaining structured securities for which internal valuation models had been used at 31 March 2009.

Accordingly, at 30 June 2009, nearly all of the non-agency RMBS, ABS and certain CMBS which at 31 December 2008 were valued using internal valuation models due to the dislocated market conditions in 2008, have now been valued using external prices.

(ii)   Accounting presentation of gains and losses

With the exception of debt securities of US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C in this announcement, and as applied previously, the Group provides an analysis of this profit distinguishing operating profit based on longer-term investment return and short-term fluctuations in investment returns.

However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recorded as a movement in shareholder reserves direct to equity as part of other comprehensive income. Impairments are recorded in the income statement as shown in note F of this announcement. This classification is applied for most of the debt securities of the Group's US insurance operations.

(iii)   Half year 2009 movements in unrealised gains and losses

In general, the debt securities of the Group's US insurance operations are purchased with the intention and the ability to hold them for the longer-term. In half year 2009 there was a movement in the statement of financial position value for these debt securities classified as available-for-sale from a net unrealised loss of £2,897 million to a net unrealised loss of £1,798 million. During half year 2009, Jackson's net unrealised loss position decreased as a result of improving credit spreads which more than offsets the negative effect on the bond values from the increase in the US treasury yields. The gross unrealised gain in the statement of financial position increased from £281 million at 31 December 2008 to £426 million at 30 June 2009, while the gross unrealised loss decreased from £3,178 million at 31 December 2008 to £2,224 million at 30 June 2009.

These features are included in the table shown below of the movements in the values of available-for-sale securities.

	30 Jun 2009	Changes in Unrealised appreciation**	Foreign exchange translation	31 Dec 2008
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	13,677			20,600
Unrealised loss	(2,224)	608	346	(3,178)
Fair value (as included in statement of financial position)	11,453			17,422
Assets fair valued at or above book value
Book value*	8,870			6,296
Unrealised gain	426	200	(55)	281
Fair value (as included in statement of financial position)	9,296			6,577
Total
Book value*	22,547			26,896
Net unrealised loss	(1,798)	808	291	(2,897)
Fair value (as included in statement of financial position)***	20,749			23,999
Reflected as part of movement in comprehensive income
Movement in unrealised appreciation	808			(2,104)
Exchange movements	291			(657)
	1,099			(2,761)

*Book value represents cost/amortised cost of the debt securities

**Translated at the average rate of $1.49: £1.

*** Debt securities for US operations included in the statement of financial position at 30 June 2009 of £20,896 million, and as referred to in note L, comprise £20,749 million for securities classified as available-for-sale, as shown above, and £147 million for securities of consolidated investment funds classified as fair value through profit and loss.

Included within the movement in unrealised valuation losses for the debt securities of Jackson of £608 million was an amount of £126 million relating to the sub-prime and Alt-A securities for which the carrying values at 30 June 2009 are shown in the note below.

(iv)	Securities in unrealised loss position

The following tables show some key attributes of those securities that are in an unrealised loss position at 30 June 2009.

(a)	Fair value of securities as a percentage of book value

The unrealised losses in the Jackson statement of financial position on unimpaired securities are £2,224 million (31 December 2008: £3,178 million) relating to assets with fair market value and book value of £11,453 million (31 December 2008: £17,422 million) and £13,677 million (31 December 2008: £20,600 million) respectively. The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2009		31 Dec 2008
	Fair value £m	Unrealised loss £m	Fair value £m	Unrealised loss £m
Between 90% and 100%	6,743	(265)	8,757	(431)
Between 80% and 90%	2,487	(428)	4,581	(809)
Below 80%	2,223	(1,531)	4,084	(1,938)
	11,453	(2,224)	17,422	(3,178)

Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	30 Jun 2009		31 Dec 2008
	Fair value £m	Unrealised loss £m	Fair value £m	Unrealised loss £m
Between 90% and 100%	38	(3)	479	(27)
Between 80% and 90%	93	(18)	120	(19)
Below 80%	305	(278)	192	(166)
	436	(299)	791	(212)

 (b)  Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2009			31 Dec 2008
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total
	£m	£m	£m	£m	£m	£m
Less than 6 months	(43)	(169)	(212)	(108)	(362)	(470)
6 months to 1 year	(52)	(117)	(169)	(125)	(1,164)	(1,289)
1 year to 2 years	(182)	(768)	(950)	(154)	(622)	(776)
2 years to 3 years	(187)	(270)	(457)	(15)	(91)	(106)
More than 3 years	(78)	(358)	(436)	(61)	(476)	(537)
	(542)	(1,682)	(2,224)	(463)	(2,715)	(3,178)

At 30 June 2009, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £299 million (31 December 2008: £212 million), as shown above in note (a). Of these losses £22 million (31 December 2008: £91 million) relate to securities that have been in an unrealised loss position for less than one year and £277 million (31 December 2008: £121 million) to securities that have been in an unrealised loss position for more than one year.

(c)	Unrealised losses by maturity of security
	30 Jun 2009 £m	31 Dec 2008 £m
Less than 1 year	(3)	(21)
1 year to 5 years	(135)	(537)
5 years to 10 years	(454)	(1,236)
More than 10 years	(244)	(395)
Mortgage-backed and other debt securities	(1,388)	(989)
Total	(2,224)	(3,178)

(d)	Securities whose fair value were below 80 per cent of the book value

As shown in the table (a) above, £1,531 million of the £2,224 million of gross unrealised losses at 30 June 2009 (31 December 2008: £1,938 million of the £3,178 million of gross unrealised losses) related to securities whose fair value were below 80 per cent of the book value. The analysis of the £1,531 million (31 December 2008: £1,938 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	30 Jun 2009		31 Dec 2008
	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Residential mortgage-backed securities
Prime	404	(364)	287	(115)
Alt - A	187	(154)	144	(127)
Sub-prime	118	(124)	48	(39)
	709	(642)	479	(281)
Commercial mortgage-backed securities.	478	(263)	811	(375)
Other asset-backed securities	256	(302)	198	(86)
Total structured securities	1,443	(1,207)	1,488	(742)
Corporates	780	(324)	2,596	(1,196)
Total	2,223	(1,531)	4,084	(1,938)

	30 Jun 2009		31 Dec 2008
Age analysis of fair value being below 80 per cent for the periods indicated	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Less than 3 months	767	(561)	3,118	(1,364)
3 months to 6 months	393	(272)	696	(403)
More than 6 months	1,063	(698)	270	(171)
	2,223	(1,531)	4,084	(1,938)

N	Net core structural borrowings of shareholder-financed operations
	30 Jun 2009	30 Jun 2008	31 Dec 2008
	£m	£m	£m
Core structural borrowings of shareholder-financed operations:
Perpetual subordinated capital securities (Innovative Tier 1*)	950	765	1,059
Subordinated notes (Lower Tier 2*)	1,248	838	928
Subordinated debt total	2,198	1,603	1,987
Senior debt ***:
2009	–	249	249
2023	300	300	300
2029	249	249	249
Holding company total	2,747	2,401	2,785
Jackson surplus notes (Lower Tier 2*)	152	125	173
Total (per summary consolidated statement of financial position)	2,899	2,526	2,958
Less: Holding company** cash and short-term investments (recorded within the summary consolidated statement of financial position)	(1,252)	(1,498)	(1,165)
Net core structural borrowings of shareholder-financed operations	1,647	1,028	1,793

* These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook.

** Including central finance subsidiaries.

*** The senior debt ranks above subordinated debt in the event of liquidation.

In May 2009, the Company repaid the maturing £249 million senior debt. In the same month, the Company issued £400 million subordinated debt in part to replace the maturing debt.

In July 2009, the Company issued US$750 million perpetual subordinated capital securities. For further information on the issue, see note T: Post-balance sheet events.

O	Other borrowings

	30 Jun 2009	30 Jun 2008	31 Dec 2008
	£m	£m	£m
Operational borrowings attributable to shareholder-financed operations
Borrowings in respect of short-term fixed income securities programmes	2,392	2,321	1,278
Non-recourse borrowings of US operations	297	580	511
Other borrowings	166	7	188
Total	2,855	2,908	1,977
Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	1,104	740	1,161
£100m 8.5%undated subordinated guaranteed bonds of the Scottish Amicable Insurance Fund	100	100	100
Other borrowings (predominantly obligations under finance leases)	145	97	47
Total	1,349	937	1,308

P	Deferred acquisition costs and other intangible assets attributable to shareholders

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business are for individual and group annuity business where the incidence of acquisition costs is negligible.

In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality experience is measured by internally developed mortality studies.

Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns, which for half years 2009 and 2008 and full year 2008 was 8.4 per cent per annum (gross of fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years.

These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs and the required level of provision for guaranteed minimum death benefit claims.

For traditional life insurance contracts, provisions for future policy benefits are determined under SFAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	30 Jun 2009	30 Jun 2008	31 Dec 2008
	£m	£m	£m

Deferred acquisition costs relating to insurance and investment management contracts	3,923	3,218	5,205
Present value of acquired in-force business and distribution rights	122	72	144
	4,045	3,290	5,349
Arising in:
UK insurance operations	132	149	134
US insurance operations	3,259	2,297	3,962
Asia insurance operations	648	839	1,247
Asset management operations	6	5	6
	4,045	3,290	5,349

The movement in the period comprises:

	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m

Balance at the beginning of the period	5,349	2,836	2,836
Additions	468	424	959
Amortisation to income statement	(447)	(226)	(551)
Exchange differences	(654)	(4)	1,274
Change in shadow DAC	(235)	260	831
DAC movement on sale of Taiwan agency business	(436)	-	-
Balance at the end of the period	4,045	3,290	5,349

Q	Defined benefit pension schemes

	30 Jun 2009	30 Jun 2008	31 Dec 2008
	£m	£m	£m
Economic position:
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(123)	(129)	(67)
Attributable to shareholder-backed operations (i.e. shareholders' equity)	(120)	(165)	(82)
Economic deficit	(243)	(294)	(149)
Exclude: investments in Prudential insurance liabilities (offset on consolidation in the Group financial statements against insurance liabilities)	(161)	(165)	(157)
Deficit under IAS 19 included in Provisions in the statement of financial position	(404)	(459)	(306)

The Group operates three defined benefit schemes in the UK, the largest of which is Prudential Staff Pension Scheme (PSPS) and two smaller UK defined benefit schemes, the Scottish Amicable Pension Scheme (SAPS) and the M&G Pension Scheme. There is also a small defined benefit scheme in Taiwan but as part of the sale of the Taiwan agency business completed in June 2009, the Group has settled the majority of the obligations under the scheme relating to the employees who were transferred out.

The economic financial position of the defined benefit pension schemes as shown in the table above reflects the total assets of the schemes including investments in Prudential policies. This is to be contrasted with the IAS 19 basis which excludes investments in Prudential insurance policies which on the financial statement presentation are offset against the policyholder liabilities.

The economic deficit shown in the table above includes the effects of the Group's application of IFRIC 14, 'IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' under which the Group has not recognised the underlying PSPS surplus of £492 million gross of deferred tax (30 June 2008: £315 million; 31 December 2008: £728 million).

Additionally, under IFRIC 14, the Group is required to recognise a liability for committed deficit funding obligation in schemes for which it has no unconditional right of refund to any surplus. Although the contributions would increase the surplus in the scheme, the corresponding asset will not be recognised in the Group accounts in compliance with IAS19.  At 30 June 2008 and 31 December 2008, the Group has recognised a liability for deficit funding for PSPS to 5 April 2010 of £80 million and £65 million gross of tax, respectively. At 30 June 2009, based on the new funding arrangements following the completion of the triennial actuarial valuation of PSPS as described further below, the Group has recognised a liability for deficit funding of £68 million gross of tax. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations.

Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years, in order to assess the appropriate level of funding for schemes in relation to their commitments. The valuations of PSPS as at 5 April 2008 and SAPS as at 31 March 2008 were recently finalised. The valuation of PSPS demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that form the basis of the scheme's statutory funding objective.  Accordingly the total contributions to be made by the Group into the scheme were reduced from the previous arrangement of £70 to £75 million per annum to £50 million per annum effective from July 2009. As the scheme was in a surplus position at the valuation date, no formal recovery plan was required. However, recognising that there had been significant deterioration in the value of the scheme assets since 5 April 2008, contributions to the scheme for additional funding of £25 million per annum, in addition to a £25 million per annum employers' contributions for ongoing service of current employees, was agreed with the Trustees effective from 1 July 2009 subject to a reassessment when the next valuation is completed.

The valuation of SAPS as at 31 March 2008 demonstrated the scheme to be 91 per cent funded, with a shortfall of actuarially determined assets to liabilities of 9 per cent, representing a deficit of £38 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a 7 year period were made from July 2009 of £7.3 million per annum.

R	Contingencies and related obligations

The main change to the Group's contingencies and related obligations that have arisen in the six month period ended 30 June 2009 is set out below.

Jackson owns debt instruments issued by securitisation trusts managed by PPM America. As disclosed in the 2008 Annual Report, as at 31 December 2008, the support provided by certain forbearance agreements Jackson entered into with the counterparty to certain of these trusts could potentially expose Jackson to maximum losses of £221 million. In half year 2009, Jackson entered into further forbearance agreements. At 30 June 2009, the support provided by these agreements could potentially expose Jackson to maximum losses of £431 million, if circumstances allowed the forbearance period to cease. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote.

S	Related party disclosures

The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2008.

There were no transactions with related parties during the six months ended 30 June 2009 which have had a material effect on the results or financial position of the Group.

T	Post-balance sheet events

In July 2009, the Company issued US$750 million 11.75% Perpetual Subordinated Capital Securities, primarily to Asian retail investors. The proceeds, net of costs, were US$733 million. All of this debt counts as capital for IGD purposes and therefore has strengthened the Group's IGD capital position by £0.5 billion.

U	Group supplementary information

The Company has published documents alongside the Company's half-year results announcement for the period ended 30 June 2009, entitled 'supplementary information'. These documents include additional detailed analysis and explanation of the Group's results contained in this announcement. The documents have been posted to the Company's website address at www.prudential.co.uk

TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS

INSURANCE PRODUCTS AND INVESTMENT PRODUCTS

	Insurance products			Investment products			Total
	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m
Asian operations	882	1,486	2,422	32,084	22,843	46,957	32,966	24,329	49,379
US operations	3,810	3,464	6,941	6	27	36	3,816	3,491	6,977
UK operations	2,582	3,250	7,183	12,631	7,491	16,154	15,213	10,741	23,337
Group Total	7,274	8,200	16,546	44,721	30,361	63,147	51,995	38,561	79,693

INSURANCE PRODUCTS - NEW BUSINESS PREMIUMS AND CONTRIBUTIONS (note (i))

	Single			Regular			Annual Premium and Contribution Equivalents (APE )			Present Value of New Business Premiums (PVNBP)
	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m
Asian operations
China	43	35	63	17	15	32	21	19	38	125	111	230
Hong Kong	31	346	507	92	78	154	95	113	205	582	834	1,612
India (Group's 26% interest)	32	40	60	73	122	202	76	126	208	272	450	747
Indonesia	13	68	94	82	81	167	83	88	176	282	336	649
Japan	38	68	115	25	21	30	29	28	42	155	163	217
Korea	20	50	78	64	118	211	66	123	219	314	594	1,097
Malaysia	33	14	28	49	38	99	52	39	102	295	225	570
Singapore	115	276	341	40	37	78	52	65	112	409	547	961
Taiwan (note (iv))	32	24	36	48	16	55	51	18	58	178	78	237
Other	8	10	18	27	29	54	28	30	56	94	97	188
Total Asian operations	365	931	1,340	517	555	1,082	553	648	1,216	2,706	3,435	6,508
US operations
Fixed annuities	701	635	1,724	-	-	-	69	63	172	701	635	1,724
Fixed index annuities	575	196	501	-	-	-	58	20	50	575	196	501
Variable annuities	2,517	1,797	3,491	-	-	-	252	180	349	2,517	1,797	3,491
Life	5	4	7	12	11	24	13	11	25	96	88	230
Guaranteed Investment Contracts	-	505	857	-	-	-	-	50	86	-	505	857
GIC-Medium Term Notes	-	316	337	-	-	-	-	32	34	-	316	337
Total US operations	3,798	3,453	6,917	12	11	24	392	356	716	3,889	3,537	7,140
UK operations
Product summary
Internal vesting annuities	726	721	1,600	-	-	-	73	72	160	726	721	1,600
Direct and partnership annuities	273	373	703	-	-	-	27	37	70	273	373	703
Intermediated annuities	140	285	497	-	-	-	14	29	50	140	285	497
Total individual annuities	1,139	1,379	2,800	-		-	114	138	280	1,139	1,379	2,800
Income drawdown	46	30	75	-	-	-	4	3	8	46	30	75
Equity release	54	117	242	-	-	-	5	12	24	54	117	242
Individual pensions	98	32	115	3	1	3	13	4	14	107	35	124
Corporate pensions	47	94	221	44	38	88	49	47	110	286	280	645
Unit-linked bonds	49	67	109	-	-	-	5	7	11	49	67	109
With-profits bonds	684	418	869	-	-	-	68	42	87	684	418	869
Protection	-	-	-	7	3	6	7	3	6	45	16	38
Offshore products	127	321	551	2	2	4	15	34	59	137	331	573
PruHealth (note (iii))	-	-	-	6	8	16	6	8	16	56	79	146
Total retail retirement	2,244	2,458	4,982	62	52	117	286	298	615	2,603	2,752	5,621
	Single			Regular			Annual Premium and Contribution Equivalents (APE )			Present Value of New Business Premiums (PVNBP)
	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m	Half year 2009 £m	Half year 2008 £m	Full year 2008 £m
Corporate pensions	68	173	227	59	62	116	66	79	139	285	376	653
Other products	39	77	132	10	11	21	14	19	34	74	119	219
DWP rebates	80	103	153	-	-	-	8	10	15	80	103	153
Total mature life and pensions	187	353	512	69	73	137	88	108	188	439	598	1,025
Total retail	2,431	2,811	5,494	131	125	254	374	406	803	3,042	3,350	6,646
Wholesale annuities	8	307	1,417	-	-	-	1	31	142	8	307	1,417
Credit life	12	7	18	-	-	-	1	1	2	12	7	18
Total UK operations	2,451	3,125	6,929	131	125	254	376	438	947	3,062	3,664	8,081
Channel summary
Direct and partnership	949	1,147	2,352	108	106	215	203	221	450	1,422	1,579	3,268
Intermediated	1,402	1,562	2,990	23	19	39	163	175	338	1,540	1,669	3,226
Wholesale	20	313	1,434	-	-	-	2	31	144	20	313	1,434
Sub-total	2,371	3,022	6,776	131	125	254	368	427	932	2,982	3,561	7,928
DWP rebates	80	103	153	-	-	-	8	10	15	80	103	153
Total UK operations	2,451	3,125	6,929	131	125	254	376	438	947	3,062	3,664	8,081
Group Total	6,614	7,509	15,186	660	691	1,360	1,321	1,442	2,879	9,657	10,636	21,729

INVESTMENT PRODUCTS - FUNDS UNDER MANAGEMENT (note (ii))

	1 Jan 2009	Gross inflows	Redemptions	Market and other movements	30 Jun 2009
	£m	£m	£m	£m	£m
Asian operations	15,232	32,084	(30,628)	(311)	16,377
US operations	50	6	(18)	-	38
UK operations	46,997	12,631	(4,006)	299	55,921
Group Total	62,279	44,721	(34,652)	(12)	72,336

Notes

(i)

The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution. New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS reporting. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

(ii)

Investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail asset management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(iii)	The tables above for all periods reflect the inclusion of the Group's UK health insurance joint venture operation, PruHealth.

(iv)

The tables above include new business for the Taiwan bank distribution operation. New business of the Taiwan Agency business, which was sold in June 2009 (as explained in note G) are excluded from the tables. Comparative figures have been adjusted accordingly.

(v)	The 2008 comparatives shown in the tables above are at actual exchange rates (AER).

  Statement of Directors' Responsibilities

The directors are responsible for preparing the Half-Yearly Financial Report in accordance with applicable law and regulations.

Accordingly, the directors confirm that to the best of their knowledge:

-	the condensed consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union;
-	the Half-Yearly Financial Report includes a fair review of information required by:

(a)

DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2009, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)

DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2009 and that have materially affected the financial position or the performance of the Group during the period and changes in the related party transactions described in the Group's consolidated financial statements for the year ended 31 December 2008.

The current directors of Prudential plc are as listed in the Group's 2008 Annual Report.

On behalf of the Board of directors

Tidjane Thiam

Chief Financial Officer

12 August 2009

Combined IFRS basis results and EEV basis results report

Independent review report by KPMG Audit Plc to Prudential plc

Introduction

We have been engaged by the Company to review the International Financial Reporting Standards (IFRS) basis financial information in the Half-Yearly Financial Report for the six months ended 30 June 2009 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

We have also been engaged by the Company to review the European Embedded Value (EEV) basis supplementary information for the six months ended 30 June 2009 which comprises the Operating Profit Based on Longer-Term Investment Returns, the Summary Consolidated Income Statement, the Movement in Shareholders' Equity, the Summary Statement of Financial Position and the related explanatory notes.

We have read the other information contained in the Half-Yearly Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the IFRS basis financial information or the EEV basis supplementary financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the United Kingdom's Financial Services Authority ("the UK FSA") and also to provide a review conclusion to the Company on the EEV basis supplementary financial information. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. Our review of the supplementary information has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Half-Yearly Financial Report, including the IFRS basis financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half-Yearly Financial Report in accordance with the DTR of the UK FSA. The directors have accepted responsibility for preparing the EEV basis supplementary financial information contained in the Half-Yearly Financial Report in accordance with the EEV Principles issued in May 2004 by the European CFO Forum and for determining the methodology and assumptions used in the application of those principles.

The annual IFRS basis financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union ("EU"). The IFRS basis financial information included in this Half-Yearly Financial Report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

The EEV basis supplementary financial information has been prepared in accordance with the EEV principles using the methodology and assumptions set out in notes 2 and 3 to the EEV basis supplementary financial information. The supplementary information should be read in conjunction with the IFRS basis financial information.

Our responsibility

Our responsibility is to express to the Company a conclusion on the IFRS basis financial information and the EEV basis supplementary financial information in the Half-Yearly Financial Report based on our review.

Scope of review

We conducted our reviews in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information and supplementary information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the IFRS basis financial information in the Half Yearly Financial Report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with the EEV Principles, using the methodology and assumptions set out in notes 2 and 3 to the EEV basis supplementary financial information.

G Bainbridge

for and on behalf of KPMG Audit Plc

Chartered Accountants

8 Salisbury Square

London EC4Y 8BB

12 August 2009

Unaudited Supplementary Information

1. IFRS basis results - Analysis of long-term insurance pre-tax IFRS operating profit by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

(i)	Investment spread - this represents the difference between investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts.
(ii)

Asset management fees - this represents profits driven by investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses and profits derived from spread.

(iii)

Net expense margin - represents expenses charged to the profit and loss account (excluding those borne by the with-profits fund and those products where earnings are purely protection driven) including amounts relating to movements in deferred acquisition costs, net of any fees or premium loadings related to expenses. Jackson DAC amortisation (net of hedging effects), which is intended to be part of the expense margin, has been separately highlighted in the table below.

(iv)	Insurance margin - profits derived from the insurance risks of mortality, morbidity and persistency including fees earned on variable annuity guarantees.
(v)	With-profits business - shareholders' transfer from the with-profits fund in the period.
(vi)	Other represents a mixture of other income and expenses that are not directly allocated to the underlying drivers, including non-recurring items and Asian development expenses.

Analysis of pre-tax IFRS operating profit by driver by long-term business unit (note b)

	Half year 2009 £m
	Asia	US	UK	Total
Investment spread	35	314	165	514
Asset management fees	34	142	27	203
Net expense margin	(68)	(105)	(36)	(209)
DAC amortisation (Jackson only)		(160)		(160)
Net insurance margin	137	97	(17)	217
With-profits business	11	-	147	158
Non-recurrent release of reserves for Malaysia Life operations	63	-	-	63
Other (note a)	(5)	(71)	17	(59)
Total	207	217	303	727

  Unaudited Supplementary Information

1.	IFRS basis results - Analysis of long-term insurance pre-tax IFRS operating profit by driver (continued)

Analysis of pre-tax IFRS operating profit by driver by long-term business unit (note b)

Half year 2008 £m

	Asia	US	UK	Total
Investment spread	36	261	125	422
Asset management fees	31	148	42	221
Net expense margin	(95)	(93)	(61)	(249)
DAC amortisation (Jackson only)		(165)		(165)
Net insurance margin	91	35	1	127
With-profits business	12	-	198	210
Other (note a)	(3)	46	(33)	10
Total	72	232	272	576

Note

(a)	Asia other includes development expenses of £5 million (half year 2008: £3 million; full year 2008: £26 million).
(b)

Sale of Taiwan agency business

In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan agency business for which the sale process was completed in June 2009 are included separately within the analysis of profit. Only the operating profit based on longer-term investments of the retained bancassurance business in Taiwan is included in the analysis above.

2.	Analysis of IFRS operating profit between new and in-force business in Asia

The result for Asian insurance operations comprises amounts in respect of new business and business in-force as follows:

	Half year 2009	Half year 2008	Full year 2008
	£m	£m	£m
New business strain	(47)	(71)	(97)
Business in force	259	146	354
Total Asian insurance operations	212	75	257
Development expenses	(5)	(3)	(26)
Total Asian long-term business operating profit	207	72	231

The IFRS new business strain corresponds to approximately 8 per cent of new business APE premiums for half year 2009 (half year 2008: approximately 11 per cent of new business APE; full year 2008: approximately 8 per cent of new business APE).

The strain represents the aggregate of the pre-tax regulatory basis strain to net worth and IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

  Unaudited Supplementary Information

3.	EEV basis results - New business profit and margins

	New Business Margin (APE)
	Half Year 2009	Half year 2008	Full year 2008
Asian operations	%	%	%
Hong Kong	76	66	79
Korea	36	33	34
Taiwan (i)	15	15	22
India	19	16	19
China	45	51	52
Indonesia	61	51	58
Other	62	60	72
Weighted average for all Asian operations	50	45	52

(i)

The tables above include new business for the Taiwan bank distribution operation. New business of the Taiwan agency business, which was sold in June 2009 are excluded from the tables. Comparative figures have been adjusted accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 August 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Susan Henderson

Susan Henderson
Deputy Group Secretary